Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

by and among

JFL-TIGER ACQUISITION CO., INC.,

JFL-TIGER MERGER SUB, INC.

and

HERITAGE-CRYSTAL CLEAN, INC.

Dated as of July 19, 2023

The Agreement and Plan of Merger (the “Agreement”) contains representations, warranties and covenants that were made only for purposes of the Agreement and as of specific dates; were solely for the benefit of the parties to the Agreement; may be subject to limitations agreed upon by the parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Agreement instead of establishing these matters as facts; and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors.

i

ii

TABLE OF CONTENTS

Section 9.12	Rules of Construction	79
Section 9.13	Counterparts; Effectiveness	80
Section 9.14	Non-Recourse; Limitation on Liability; Waiver of Claims	80

EXHIBITS

Exhibit A	— Amended and Restated Certificate of Incorporation

iii

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of July 19, 2023, is entered into by and among JFL-Tiger Acquisition Co., Inc., a Delaware corporation (“Parent”), JFL-Tiger Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Parent (“Merger Sub”), and Heritage-Crystal Clean, Inc., a Delaware corporation (the “Company”).

RECITALS

WHEREAS, subject to the terms and conditions of this Agreement, the Parties intend that Merger Sub be merged with and into the Company, with the Company surviving the Merger as a wholly-owned Subsidiary of Parent (the “Merger”) pursuant to Section 251 of the General Corporation Law of the State of Delaware (the “DGCL”), on the terms and subject to the conditions of this Agreement and in accordance with the DGCL;

WHEREAS, the Company Board, by unanimous vote, has (a) determined that this Agreement and the transactions contemplated hereby, including the Merger (the “Transactions”), are advisable and in the best interests of the Company and its stockholders, (b) approved the execution, delivery and performance of this Agreement, (c) approved the consummation of the Merger and the other Transactions on the terms and subject to the conditions set forth herein, and (d) resolved to recommend that the stockholders of the Company adopt this Agreement;

WHEREAS, the board of directors of Parent has unanimously approved the execution, delivery and performance of this Agreement and the consummation of the Transactions, including the Merger;

WHEREAS, the board of directors of Merger Sub has (a) determined that this Agreement and Transactions are advisable and in the best interests of Merger Sub and its sole stockholder, (b) approved the execution, delivery and performance of this Agreement, (c) approved the consummation of the Merger and the other Transactions on the terms and subject to the conditions set forth herein, and (d) resolved to recommend that Parent, as the sole stockholder of Merger Sub, adopt this Agreement;

WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition and inducement to the Company’s willingness to enter into this Agreement and to consummate the Transactions, (a) JFL Equity Investors VI, L.P., a Delaware limited partnership (“Guarantor”) has delivered to the Company (i) a limited guarantee (the “Limited Guarantee”), pursuant to which Guarantor has agreed to guarantee certain of the obligations of Parent and Merger Sub hereunder, subject to the terms and conditions of the Limited Guarantee and (ii) a copy of the Equity Commitment Letters (as defined herein) pursuant to which the Guarantor and the HVP Equity Investors have agreed to provide to Parent on the Closing Date the Equity Financing (as defined herein), subject to the terms and conditions of the Equity Commitment Letters, and of which the Company is a third-party beneficiary, and (b) Parent has delivered to the Company a copy of the Debt Commitment Letter (as defined herein) pursuant to which the Debt Financing Sources (as defined herein) have agreed to provide to Parent on the Closing Date the Debt Financing (as defined herein), and of which the Company is a third-party beneficiary; and

WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition and inducement to Parent’s and Merger Sub’s willingness to enter into this Agreement and to consummate the Transactions, (a) Fred Fehsenfeld, Jr., Jim Schumacher and Brian Recatto, each in his capacity as a stockholder of the Company, and (b) certain other stockholders of the Company (including The Heritage Group (each of the foregoing in the parenthetical of this clause (b) together with Mr. Fehsenfeld, collectively, the “Heritage Stockholders”)), each in their capacity as a stockholder of the Company (each a “Supporting Stockholder”), are executing and delivering Voting and Support Agreements in favor of Parent and Merger Sub (the “Support Agreements”).

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth below, the parties hereto agree as follows:

ARTICLE 1

DEFINITIONS

Section 1.01 Definitions.

(a) As used herein, the following terms have the following meanings:

“Acceptable Confidentiality Agreement” means a customary confidentiality agreement between the Company and any Third Party containing terms no less favorable, in the aggregate, to the Company than the terms of the Confidentiality Agreement (unless such terms are waived with respect to the Confidentiality Agreement); provided, however, that such confidentiality agreement may contain provisions that permit the Company to comply with the provisions of Article 6 and shall not be required to contain standstill provisions.

“Acquisition Proposal” means any inquiry, offer, proposal or indication of interest from any Third Party relating to any transaction or series of related transactions involving (a) any acquisition or purchase by such Third Party, directly or indirectly, of 25% or more of any class of outstanding voting securities of the Company (or securities exercisable or convertible into or exchangeable for 25% or more of any class of voting securities of the Company), or any tender offer or exchange offer that, if consummated, would result in such Third Party beneficially owning 25% or more of any class of outstanding voting securities of the Company (or securities convertible into or exchangeable for 25% or more of any class of voting securities of the Company), in each case whether by merger, amalgamation, consolidation, share exchange, business combination, joint venture or other similar transaction involving the Company, (b) any sale, exchange (including split-off), spin-off, transfer, acquisition, disposition or lease or license to such Third Party of 25% or more of the consolidated assets of the Company and its Subsidiaries, taken as a whole (measured by the fair market value thereof) or to which 25% or more of the consolidated net revenue or net income of the Company and its Subsidiaries, taken as a whole, are attributable, including through the acquisition of one or more Subsidiaries of the Company owning such assets.

“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with such Person. As used in this definition, the term “control” (including the terms “controlling,” “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

“Aggregate Consideration” means an amount equal to the product of (a) the Per Share Merger Consideration, multiplied by (b) the aggregate number of shares of Company Common Stock (including shares of Company Common Stock subject to Company Equity Awards that are being converted into the right to receive the Per Share Merger Consideration pursuant to Section 2.06(a) and Section 2.06(b)) outstanding immediately prior to the Effective Time.

“Anti-Corruption Laws” means the FCPA, the Organization for Economic Co-operation and Development Convention on Combating Bribery of Foreign Public Officials in International Business Transactions and related implementing legislation, and any other anti-bribery or anti-corruption related provisions in criminal and competition laws and/or anti-bribery, anti-corruption and/or anti-money laundering laws of any jurisdiction in which the Company or any of its Subsidiaries operates.

“Antitrust Laws” means the Sherman Act, 15 U.S.C. §§ 1-7, as amended; the Clayton Act, 15 U.S.C. §§ 12-27, 29 U.S.C. §§ 52-53, as amended; the HSR Act; the Federal Trade Commission Act, 15 U.S.C. §§ 41-58, as amended; and all other applicable federal, state, local or foreign antitrust, competition, premerger notification or trade regulation Applicable Laws or Orders that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

“Applicable Law” means, with respect to any Person, any international, multinational, national, federal, state, county, municipal, provincial, foreign or local law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, or other similar requirement enacted, adopted, promulgated, issued or applied, by a Governmental Authority, as amended unless expressly specified otherwise, that is binding upon and applicable to such Person.

“Business Day” means any day, other than Saturday, Sunday or other day on which commercial banks in New York, New York or the Department of State of the State of Delaware are, in each case, authorized or required by Applicable Law to close.

“Closing Date” means the date of the Closing.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company Balance Sheet” means the consolidated balance sheet of the Company and its Subsidiaries as of the Company Balance Sheet Date and the footnotes thereto set forth in the Company’s quarterly report on Form 10-Q filed by the Company with the SEC for the fiscal quarter ended on the Company Balance Sheet Date.

“Company Balance Sheet Date” means March 31, 2023.

“Company Benefit Plan” means a Plan (whether written or unwritten) (a) that is maintained or sponsored by the Company or any of its Subsidiaries, (b) with respect to which contributions, premiums or other payments are made or required to be made by the Company or any of its Subsidiaries with respect to any current or former Employee or any current or former non-employee service provider of the Company and any of its Subsidiaries or beneficiary thereof or (c) pursuant to which the Company or any of its Subsidiaries has or could have any liability (including, for this purpose, a Plan sponsored by an ERISA Affiliate, and including a Company Employee Agreement).

“Company Board” means the Board of Directors of the Company.

“Company Bylaws” means the Amended and Restated Bylaws of the Company.

“Company Certificate” means the certificate of incorporation of the Company filed with the Secretary of State of the State of Delaware, as amended.

“Company Common Stock” means the Common Stock, as defined in the Company Certificate, of the Company.

“Company Employee Agreement” means any employment, consulting, severance, termination, bonus or incentive compensation, change in control, retention, deferred compensation or other compensatory agreement, contract, understanding, obligation or commitment with any current Employee (or any current non-employee service provider of the Company and its Subsidiaries) and to which the Company or any of its Subsidiaries is a party or under which the Company or any of its Subsidiaries could reasonably expect to have any liability.

“Company Equity Awards” means all Company Restricted Stock Awards and Company RSUs.

“Company Equity Plan” means the Heritage-Crystal Clean, Inc. 2019 Incentive Award Plan, as adopted on May 1, 2019.

“Company ESPP” means the Heritage-Crystal Clean, Inc. Employee Stock Purchase Plan of 2008.

“Company Governing Documents” means the Company Bylaws and the Company Certificate.

“Company IT Assets” means software, systems, servers, computers, hardware, firmware, middleware, networks, data communications lines, routers, hubs, switches and all other information technology equipment, and all associated documentation, in each case, used by and under the control of the Company or any of its Subsidiaries.

“Company Material Adverse Effect” means any event, effect, development, circumstance, condition, development or occurrence (an “Effect”) that, individually or in the aggregate, has, or would be reasonably be expected to (a) have a material adverse effect on the financial condition, business or results of operations of the Company and its Subsidiaries, taken as a whole, or (b) materially delay beyond the End Date, materially impede or prevent the consummation by the Company of the Merger or the other Transactions; provided, however, that for purposes of the foregoing clause (a), no Effects resulting from or relating to the following shall be deemed to constitute a Company Material Adverse Effect or shall be taken into account when determining whether a Company Material Adverse Effect exists, has occurred or is reasonably expected to exist or occur:

(i) conditions (or changes therein) generally affecting the industry or industries in which the Company or any of its Subsidiaries operates;

(ii) general legal, tax, economic, political or regulatory conditions (or changes therein), including any conditions or events affecting financial, credit, debt or capital markets, generally affecting companies in the industry or industries in which the Company or any of its Subsidiaries operates;

(iii) any adoption, implementation, promulgation, repeal, modification, amendment, reinterpretation, change or proposal of any Applicable Law or GAAP or judicial, regulatory or other interpretation following the date of this Agreement of any of the foregoing;

(iv) the taking of any action that is expressly required to be taken by this Agreement, or the failure to take any action, pursuant to or in accordance with the terms of this Agreement;

(v) any Effect attributable to the negotiation, execution or announcement of this Agreement, the Merger or the other Transactions, including the taking of any action expressly required by this Agreement and any Proceedings with stockholders of the Company, including Proceedings related to appraisal of the fair value of any shares of Company Common Stock pursuant to the DGCL in connection with this Agreement, including any adverse change in customer, employee, supplier, financing source, licensor, licensee, sub-licensee, stockholder, joint venture partner or similar relationship, including as a result of the identity of Parent or its Affiliates; provided, however, that the exceptions in this clause (v) shall not apply with respect to any inaccuracy of the representations and warranties contained in Section 4.03;

(vi) changes in the Company Common Stock price or the trading volume of the Company Common Stock, in and of itself (it being understood that the facts or occurrences giving rise or contributing to such changes that are not otherwise excluded from the definition of Company Material Adverse Effect may be taken into account);

(vii) any failure by the Company to meet any published analyst estimates or expectations of the Company’s revenue, earnings or other financial performance or results of operations for any period, in and of itself, or any failure by the Company to meet its internal or external budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations, in and of itself (it being understood that the facts or occurrences giving rise or contributing to such failure that are not otherwise excluded from the definition of Company Material Adverse Effect may be taken into account);

(viii) the outcome of any Proceeding to the extent it has been resolved or determined in a manner consistent in all material respects with the description of such Proceeding in the Company Disclosure Schedule or otherwise reserved for in the Financial Statements;

(ix) the payment of any amounts due to, or the provision of any other benefits to, any officers or employees of the Company or any Subsidiary under employment contracts, non-competition agreements, Plans, severance arrangements or other arrangements in existence as of the date of this Agreement, to the extent made available to Parent prior to the date of this Agreement; and

(x) any changes in general United States or global economic conditions or any conditions arising out of the outbreak, commencement, continuation or escalation of hostilities, any acts of war (whether or not declared), sabotage, terrorism or military actions, or any escalation or worsening of any such hostilities, acts of war, sabotage, terrorism or military action threatened or underway as of the date of this Agreement, war, weather conditions, pandemics or other force majeure events, including any material worsening of such conditions threatened or existing as of the date of this Agreement;

except, with respect to clauses (i), (ii), (iii), and (x), if such Effects have a disproportionate adverse effect on the Company and its Subsidiaries, taken as a whole, relative to the adverse effect that such Effects have on other similarly situated companies operating in the industry and in the jurisdictions in which the Company and its Subsidiaries operate, then, to the extent not otherwise excluded from the definition of Company Material Adverse Effect, only such incremental disproportionate impact or impacts shall be taken into account in determining whether there has been, is or would be reasonably likely to be a Company Material Adverse Effect; provided further, that no actions pursuant to Section 6.11(c) shall be deemed to constitute a Company Material Adverse Effect or taken into account when determining whether a Company Material Adverse Effect exists, has occurred or is reasonably expected to exist or occur.

“Company Preferred Stock” means the Preferred Stock, as defined in the Company Certificate, of the Company.

“Company Related Party” means any Related Party of the Company.

“Company Restricted Stock Awards” means all awards of restricted Company Common Stock granted under the Company Equity Plan that are outstanding immediately prior to the Effective Time.

“Company RSUs” means all awards of restricted stock units granted under the Company Equity Plan that are outstanding immediately prior to the Effective Time.

“Company Termination Fee” shall mean (a) an amount equal to $23,584,701.00 if the Company Termination Fee becomes payable in connection with (i) the Company’s termination of this Agreement pursuant to Section 8.01(h) during the Go-Shop Period or with respect to an Alternative Acquisition Agreement to be entered into with an Excluded Person in connection with a Superior Proposal after the Go-Shop Period or (ii) Parent’s termination of this Agreement pursuant to Section 8.01(g) in the case of an Adverse Recommendation Change during the Go-Shop Period or in the case of an Adverse Recommendation Change with respect to a Superior Proposal from an Excluded Person after the Go-Shop Period, and (b) an amount equal to $42,331,515.00 in all other circumstances.

“Contract” means any legally binding written or oral contract, agreement, note, bond, indenture, mortgage, guarantee, option, lease (or sublease), license, sales or purchase order, warranty, commitment, or other instrument, obligation, arrangement or understanding of any kind to which the Company or any of its Subsidiaries is a party.

“Debt Financing Sources” means the agents, arrangers, lenders and other entities that have committed to provide or arrange or otherwise entered into agreements in connection with all or any part of the Debt Financing in connection with the Transactions, including the parties to any Debt Commitment Letter, joinder agreements, indentures or credit agreements entered into in connection therewith, together with their respective Affiliates and their and their respective Affiliates’ officers, directors, employees, controlling persons, agents and other Representatives and their respective successors and permitted assigns.

“Employee” means any employee of the Company or any of its Subsidiaries.

“Environmental Law” means any Applicable Law relating to pollution, the protection of the environment, natural resources or, as such related to exposure to or management of Hazardous Materials, health and safety, or climate change, including Applicable Laws relating to the manufacture, generation, storage, treatment, disposal, use, handling or transport of, or exposure to, Hazardous Materials.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any trade or business, whether or not incorporated, under common control with the Company or any of its Subsidiaries and that, together with the Company or any of its Subsidiaries, is treated as a single employer within the meaning of Section 414(b), (c), (m) or (o) of the Code.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Excluded Person” means any Person from whom the Company has received, during the Go-Shop Period, a bona fide written Acquisition Proposal that the Company Board (or any duly authorized committee thereof) determines in good faith (such determination to be made prior to the Non-Solicitation Start Date), after consultation with the Company’s outside financial advisor and outside legal counsel, is, or would reasonably be expected to lead to, a Superior Proposal, and any Affiliate of any such Person; provided, however, that a Person shall immediately cease to be an Excluded Person (and the provisions of this Agreement applicable to Excluded Persons shall thereafter cease to apply with respect to such Person) if (a) such Acquisition Proposal is expressly withdrawn in writing by such Person without such Person or any Affiliate of such Person making an alternative bona fide Acquisition Proposal in writing, contemporaneously with such withdrawal, that is not adverse from the standpoint of the Company or its stockholders in comparison to the withdrawn Acquisition Proposal, (b) such Acquisition Proposal, in the good faith determination of the Company Board, after consultation with its outside financial advisor and outside legal counsel, no longer is a Superior Proposal or (c) if the Excluded Person is a group, those Persons who were members of such group immediately prior to the Non-Solicitation Start Date cease to constitute at least 70% of the equity financing of such group.

“executive officer” shall be as defined in Rule 16a-1(f) under the Exchange Act.

“FCPA” means the U.S. Foreign Corrupt Practices Act (15 U.S.C. § 78 dd-1 et seq.).

“GAAP” means generally accepted accounting principles in the United States, consistently applied.

“Government Bid” means any quotation, bid or proposal by the Company or any of its Subsidiaries that is outstanding and in effect as of the date of this Agreement, which if accepted or awarded, would lead to a Government Contract.

“Government Contract” means any Contract for the delivery of supplies or provision of services between the Company or any of its Subsidiaries, on the one hand, and (a) any Governmental Authority, (b) another Person under such other Person’s prime contract with a Governmental Authority or (c) any higher-tier subcontractor of a Governmental Authority in its capacity as a subcontractor, on the other hand.

“Government Official” means (a) any official, officer, employee, or representative of, or any Person acting in an official capacity for or on behalf of, any Governmental Authority, (b) any political party or party official or candidate for political office or (c) any company, business, enterprise or other entity owned, in whole or in part, or controlled by any Person described in the foregoing clause (a) or clause (b) of this definition.

“Government Submission” means a Government Contract or Government Bid.

“Governmental Authority” means any court, judicial or arbitral body, tribunal, administrative agency or commission or other governmental or other regulatory authority or agency, whether foreign, federal, state, territorial, local or supernational.

“Hazardous Material” means any substance, material or waste that is regulated, classified, or otherwise characterized under or pursuant to any Environmental Law as “hazardous,” “toxic,” or “radioactive,” or as a “solid waste,” “contaminant” or “pollutant,” and any other substance, material or waste which is regulated pursuant to Environmental Law, including per- and poly-fluoroalkyl substances, petroleum and its by-products, asbestos and polychlorinated biphenyls.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“HVP Equity Investors” means, collectively, the investment funds managed by HarbourVest Partners that are signatory to the Equity Commitment Letter delivered thereby.

“Indebtedness” means any of the following liabilities or obligations: (a) indebtedness for borrowed money (including any principal, premium, accrued and unpaid interest payable in connection therewith); (b) liabilities evidenced by bonds, debentures, notes or other similar instruments or debt securities (but excluding performance bonds, surety bonds and similar instruments); (c) liabilities pursuant to or in connection with letters of credit or banker’s acceptances or similar items (in each case only to the extent drawn); (d) liabilities pursuant to capitalized leases, in each case, having obligations outstanding in excess of $150,000; (e) liabilities arising out of interest rate and currency swap arrangements and any other arrangements designed to provide protection against fluctuations in interest or currency rates; (f) deferred purchase price liabilities related to past acquisitions; (g) payment obligations arising in connection with earnouts entered into in connection with acquisitions of businesses by the Company, and (h) any indebtedness described in the foregoing clauses of others guaranteed by the Company or any of its Subsidiaries or secured by any lien or security interest on the assets of the Company or any of its Subsidiaries (other than obligations between the Company and its Subsidiaries).

“Intellectual Property” means all right, title and interest in and to intellectual property and other proprietary rights throughout the world, whether registered or unregistered, including all rights associated with or arising out of any of the following: (a) trademarks, service marks, brand names, certification marks, collective marks, d/b/a’s, trade dress, trade names and other indicia of origin, and all goodwill associated therewith and symbolized thereby (collectively, “Trademarks”); (b) Internet domain names; (c) rights in inventions and discoveries, whether patentable or not, and all patents, including all reissues, divisions, continuations, continuations-in-part and extensions therefor; (d) copyrights and works of authorship, whether in published or unpublished works (including databases and other compilations of information), including copyrights in Software, mask rights, website content, audiovisual content; (e) registrations and applications for registration of any of the foregoing under subclauses (a) through (d) of this definition; (f) trade secrets rights and other proprietary rights in confidential information and know-how, including processes, schematics, business methods, formulae, drawings, prototypes, models, designs, business and marketing plans, market surveys, customer lists and supplier lists; and (g) all actions and rights to sue at law or in equity for any past, present or future infringement or other impairment of any of the foregoing, including the right to receive all proceeds and damages therefrom.

“Knowledge of the Company” means the actual knowledge of each of the individuals identified in Section 1.01(a) of the Company Disclosure Schedule.

“Lien” means any lien, encumbrance, license, option to license Intellectual Property, covenant not to assert claims in connection with Intellectual Property, pledge, mortgage, deed of trust, security interest, claim, lease, charge, option, right of first refusal, easement, servitude or transfer restriction.

“Lookback Date” means January 1, 2021.

“Malicious Code” means any “back door,” “drop dead device,” “time bomb,” “Trojan horse,” “virus,” “worm,” “spyware,” “vulnerability” or “adware” (as such terms are commonly understood in the software industry) or any other code designed or intended to have, or capable of performing or facilitating, any of the following functions: (a) disrupting, disabling, harming, or otherwise impeding in any manner the operation of, or providing unauthorized access to, a computer system or network or other device on which such code is stored or installed; or (b) compromising the privacy or data security of a user or damaging or destroying any data or file without the user’s consent.

“NASDAQ” means the Nasdaq Global Market or such other Nasdaq market on which Company Common Stock is then listed.

“Open Source Software” means all Software that incorporates or uses any “open source,” or other Software having similar licensing or distribution models, including Software licensed pursuant to any GNU General Public License, Library General Public License, Lesser General Public License, Mozilla License, Berkeley Software Distribution License, Open Source Initiative License or MIT or Apache licenses.

“Order” means any order, writ, injunction, decree or arbitration ruling or judgment of a Governmental Authority.

“Owned Intellectual Property” means all Intellectual Property that is owned by the Company and any of its Subsidiaries.

“Parent Material Adverse Effect” means any Effect that, individually or in the aggregate, would reasonably be expected to materially delay beyond the End Date, materially impede or prevent the consummation by Parent or Merger Sub of the Merger or the other Transactions.

“Parent Related Party” means any Related Party of Parent.

“Parent Termination Fee” shall mean an amount equal to $72,568,311.00.

“Permitted Liens” means (a) Liens reflected on the Company Balance Sheet, (b) Liens consisting of zoning or planning restrictions, easements, permits and other covenants, conditions or restrictions or limitations on the use of real property or irregularities in title thereto and any other matters of record on title thereto, which do not materially impair the value of such properties or the use of such property by the Company or any of its Subsidiaries in the operation of its business, (c) Liens for current Taxes (i) not yet due and payable or (ii) that are being contested in good faith by appropriate Proceedings and for which an adequate reserve has been provided on the appropriate financial statements in accordance with GAAP, (d) mechanics liens and similar liens for labor, materials or supplies provided with respect to real property incurred in the ordinary course of business for amounts which are not due and payable, and (e) Liens that would not materially interfere with the use of any property or assets by the Company or any of its Subsidiaries.

“Person” means an individual, corporation, partnership, limited liability company, association, trust, firm, joint venture, association or other entity or organization, including a Governmental Authority.

“Personal Data” means any information that identifies an individual Person, including any information that is defined as “personal data”, “personally identifiable information”, “personal information”, “protected health information” or “sensitive personal information” under any Applicable Law.

“Plan” or “Plans” means (a) any employee benefit plan (as defined in Section 3(3) of ERISA, whether or not subject to ERISA) and (b) any retirement, profit sharing, savings, deferred compensation, retiree medical, severance, termination, separation, retention, change in control, stay bonus, incentive, restricted stock, restricted stock unit, performance stock unit, stock option or other equity-based compensation, fringe benefit, insurance, disability, vacation, paid time off, supplemental unemployment, supplemental or excess benefit, or other employee benefit plan, contract, program or arrangement.

“Proceeding” means any claim, litigation, action, demand, suit, arbitration, investigation of a Governmental Authority, alternative dispute resolution action or any other judicial or administrative proceeding, in law or equity.

“Related Party” means, with respect to any party hereto, such party’s respective former, current or future Affiliates and any of the foregoing’s respective former, current or future, direct or indirect, officers, directors, employees, stockholders, equity holders, managers, members, incorporators, general and limited partners, financing sources (including in the case of Parent, the Debt Financing Sources, the Guarantor and the HVP Equity Investors and Related Parties of the HVP Equity Investors) or other Representatives or any of the foregoing’s respective successors or assigns.

“Release” means any release, spill, emission, leaking, pumping, emitting, depositing, discharging, injecting, escaping, leaching, dispersing, dumping, pouring, disposing or migrating into, onto or through the environment (including indoor and ambient air, surface water, ground water, drinking water supply, land surface or subsurface strata).

“Representatives” means, with respect to any Person, the directors, officers, employees, financial advisors, attorneys, accountants, consultants, agents and other authorized representatives of such Person, acting in such capacity.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002, as amended.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Software” means (a) software of any type (including computer programs, mobile apps, browser-based apps, operating systems, tools, interfaces, firmware, modules, algorithms and routines) and in any form (including source code, executable code, and object code form), (b) databases, collections of related data, and data schemes, and (c) all documentation and materials relating to any of the foregoing.

“Subsidiary” means, with respect to any Person, any entity of which securities or other ownership interests having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions are at any time directly or indirectly owned by such Person.

“Superior Proposal” means any bona fide written Acquisition Proposal (for purposes of this definition, replacing all references in the definition of “Acquisition Proposal” to “25% or more” with “more than 50%”) made after the date of this Agreement that (a) is not the result of a breach of Section 6.02 (other than immaterial breaches) and (b) the Company Board (or a duly authorized committee thereof) determines in good faith (after consultation with the Company’s outside financial advisor and outside legal counsel), and taking into account such factors as the Company Board (or any duly authorized committee thereof) considers to be appropriate (including the certainty and timing of closing, all legal, financial, financing (including availability thereof), regulatory and other aspects of such Acquisition Proposal and the Person making such Acquisition Proposal), (i) is reasonably likely to be consummated, and, (ii) if consummated, would result in a transaction that is more favorable to the Company’s stockholders from a financial point of view than the Merger.

“Tax” means any and all federal, state, local, provincial or foreign taxes, levies, duties, tariffs, imposts and other similar charges and fees (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any Governmental Authority or domestic or foreign Governmental Authority, including income, franchise, windfall or other profits, gross receipts, premiums, property, sales, use, net worth, capital stock, payroll, employment, social security, workers’ compensation, unemployment compensation, excise, withholding, ad valorem, occupancy, stamp, transfer, accumulated earnings, personal holding company, duty, value-added, gains tax and license, registration and documentation fees, severance, occupation, environmental, customs duties, disability, real property, personal property, registration, alternative or add-on minimum, estimated, or other tax of any kind whatsoever, including any and all interest, penalty, or addition imposed with respect to such amounts, whether disputed or not.

“Tax Return” means any report, return, certificate, claim for refund, election, estimated Tax filing or declaration required to be filed with any Governmental Authority with respect to Taxes, including any schedule or attachment thereto, and including any amendments thereof.

“The Heritage Group” means The Heritage Group, an Indiana general partnership.

“Third Party” means any Person or “group” (as defined under Section 13(d) of the Exchange Act) of Persons, other than Parent or any of its Affiliates or Representatives.

“Trade Controls Laws” means any applicable statutes, rules, regulations, orders, ordinances, codes, directives or other Applicable Laws administered by an agency of the U.S. government, or by a non-U.S. government (except to the extent inconsistent with U.S. law), related to export controls and economic sanctions, including the Export Administration Act of 1979, as amended (50 U.S.C. App. §§ 2401-2420), the Export Administration Regulations (15 C.F.R. Part 730 et seq.), the International Emergency Economic Powers Act (50 U.S.C. §§ 1701-1707), regulations and restrictions administered by the U.S. Department of the Treasury, Office of Foreign Assets Control (31 C.F.R. Part 500 et seq.), and Executive Orders of the President of the United States regarding restrictions on trade with designated countries and Persons.

“Transaction Documents” means, collectively, this Agreement, the Confidentiality Agreement, the Equity Commitment Letters, the Debt Commitment Letter, the Limited Guarantee and the Support Agreements.

“Treasury Regulations” means the regulations promulgated under the Code by the United States Department of Treasury.

“WARN Act” means the Worker Adjustment and Retraining Notification Act of 1988 or any similar state or local Applicable Law.

Each of the following terms is defined in the Section set forth opposite such term:

Term	Section

Adverse Recommendation Change	6.03(a)
Affected Employees	6.07(a)
Agreement	Preamble
Alternative Acquisition Agreement	6.03(a)
Alternate Debt Financing	6.15(b)
Bankruptcy and Equity Exceptions	4.02(a)
Board Recommendation	4.02(b)
Capitalization Date	4.04(a)
Certificate of Merger	2.02(a)
Certificates	2.04(a)
Closing	2.01
Closing Requirements	9.09(b)
Commitment Letters	5.07
Company	Preamble

Term	Section

Company Board	Recitals
Company Disclosure Schedule	Article 4
Company Insurance Policy	4.15
Company Environmental Permit	4.16(b)
Company Notice	6.03(b)
Company NQDC Plan	4.13(c)
Company Permits	4.10(b)
Company SEC Documents	4.05(a)
Company Securities	4.04(c)
Company Software	4.17(f)
Confidentiality Agreement	6.13
Continuing Officers	6.16(a)
Covered Persons	6.10(a)
Debt Commitment Letter	5.07
Debt Financing	5.07
Debt Financing Provisions	9.05(b)
Debt Payoff	6.16(a)(v)
D&O Insurance	6.10(d)
DGCL	Recitals
DTC	2.04(d)
Effect	Definition of Company Material Adverse Effect
Effective Time	2.02(b)
End Date	8.01(b)
Equity Commitment Letters	5.07
Equity Financing	5.07
Financial Statements	4.05(b)
Financing	5.07
Go-Shop Period	6.02(a)
Guarantor	Recitals
Heritage Stockholders	Recitals
Indemnification Agreements	6.10(a)
Intellectual Property Licenses	4.17(a)
Intervening Event	6.03(b)
Leased Real Property Leases	4.19(b)
Limited Guarantee	Recitals
Material Contract	4.11
Maximum Amount	6.10(c)
Merger	Recitals
Merger Sub	Preamble
Non-Solicitation Start Date	6.02(a)
Offering Documents	6.16(a)
Owned Real Property	4.19(a)
Parent	Preamble
Payment Agent	2.04(a)
Payment Fund	2.04(a)
Per Share Merger Consideration	2.03(a)
Principal Customer	4.20(a)
Principal Supplier	4.20(a)

Term	Section
Proxy Statement	6.04(a)
Proxy Statement Clearance Date	6.04(c)
Registered Company Intellectual Property	4.17(a)
Required Governmental Approvals	6.11(a)
Solvent	5.07
Stifel	4.25
Stockholder Approval	4.02(a)
Stockholders’ Meeting	6.04(c)
Suppliers	4.20
Support Agreements	Recitals
Supporting Stockholder	Recitals
Surviving Corporation	2.02(c)
THG	Recitals
Trademarks	Definition of Intellectual Property
Transactions	Recitals
William Blair	4.25

Section 1.02 Other Definitional and Interpretative Provisions. The words “hereof,” “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof. References to Articles, Sections, Exhibits and Schedules are to Articles, Sections, Exhibits and Schedules of this Agreement unless otherwise specified. All Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Any capitalized terms used in any Exhibit or Schedule but not otherwise defined therein shall have the meaning as defined in this Agreement. Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation,” whether or not they are in fact followed by those words or words of like import. “Writing,” “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form. References to any Person include the successors and permitted assigns of that Person. References to any statute are to that statute and to the rules and regulations promulgated thereunder, in each case, as amended. References to “$” and “dollars” are to the currency of the United States. References from or through any date means, unless otherwise specified, from and including or through and including, respectively. Accounting terms used, but not specifically defined, in this Agreement shall be construed in accordance with GAAP. All references to time shall refer to New York City time unless otherwise specified. Unless the context requires otherwise, any definition of or reference to any Applicable Law or any provision of any Applicable Law herein shall be construed as referring to such Applicable Law as from time to time amended, supplemented or modified, including by succession of comparable successor, in each case, as of or prior to the date of this Agreement. Applicable Laws and references to the rules and regulations promulgated thereunder or pursuant thereto. Documents, information or materials will be deemed to have been “delivered”, “provided”, “furnished” or “made available” (or any phrase of similar import) to Parent by the Company if such document, information or material was publicly available or provided in the “Project Tiger” online data room, hosted by Intralinks or otherwise delivered in person or electronically to Parent or Merger Sub or their Representatives, in each case prior to the execution of this Agreement.

ARTICLE 2

THE MERGER

Section 2.01 The Closing. Upon the terms and subject to the conditions set forth herein, the closing of the Merger (the “Closing”) will take place at 9:00 a.m., Eastern time, on the date that is two (2) Business Days (except if the last condition satisfied in Section 7.01 is either of the conditions set forth in Section 7.01(b) or Section 7.01(c), then four (4) Business Days) after satisfaction or, to the extent permitted hereunder, waiver of all conditions to the Merger set forth in Article 7 (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver (to the extent permitted hereunder) of such conditions), unless this Agreement has been terminated pursuant to its terms or unless another time or date is agreed to in writing by the parties hereto. The Closing shall be held at the offices of McDermott Will & Emery LLP, 444 West Lake Street, Suite 4000, Chicago, Illinois 60606 or shall take place electronically by the mutual exchange of electronic (e.g., DocuSign or similar) or portable document format (.PDF) signatures, unless another place is agreed to in writing by the parties hereto.

Section 2.02 The Merger.

(a) Upon the terms and subject to the conditions set forth in this Agreement, as soon as practicable on the Closing Date, Parent and the Company shall cause a certificate of merger (the “Certificate of Merger”) to be executed and delivered to the Secretary of State of the State of Delaware for filing as provided in Section 251 of the DGCL.

(b) The Merger shall become effective on such date and at such time when the Certificate of Merger has been filed with the Secretary of State of the State of Delaware or on such later date or at such later time as may be agreed by the parties in writing and specified in the Certificate of Merger (such date and time, the “Effective Time”).

(c) At the Effective Time, Merger Sub shall be merged with and into the Company in accordance with the DGCL, whereupon the separate corporate existence of Merger Sub shall cease, and the Company shall be the surviving corporation in the Merger (the “Surviving Corporation”), and the separate corporate existence of the Company, with all its rights, privileges, immunities, powers and franchises, shall continue unaffected by the Merger. The Merger shall have the effects specified in the DGCL.

Section 2.03 Conversion of Shares. At the Effective Time, as a result of the Merger and without any action on the part of Parent, Merger Sub, the Company or the holders of any capital stock of Parent, Merger Sub or the Company:

(a) except as otherwise provided in Section 2.03(b), Section 2.05 or Section 2.06(a), each share of Company Common Stock issued and outstanding immediately prior to the Effective Time shall be automatically canceled and converted into the right to receive $45.50 in cash without interest (the “Per Share Merger Consideration”), subject to applicable withholding in accordance with Section 2.08. As of the Effective Time, all such shares of Company Common Stock shall no longer be issued and outstanding and shall automatically be canceled and shall cease to exist, and each holder of a Certificate representing any such shares of Company Common Stock shall cease to have any rights with respect thereto, except the right to receive the Per Share Merger Consideration for each share upon surrender of such certificate in accordance with Section 2.04, without interest;

(b) each share of Company Common Stock owned by the Company (as treasury stock or otherwise) and any shares of Company Common Stock owned by Parent or Merger Sub (or any of their respective Affiliates) immediately prior to the Effective Time, shall automatically be canceled and shall cease to exist and no consideration shall be delivered in exchange therefor; and

(c) each share of common stock of Merger Sub issued and outstanding immediately prior to the Effective Time shall automatically be converted into and become one fully paid, nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation with the same rights, powers and privileges as the shares so converted and shall constitute the only outstanding shares of capital stock of the Surviving Corporation.

Section 2.04 Surrender and Payment.

(a) Prior to the Effective Time, Parent shall appoint a payment agent reasonably acceptable to the Company (the “Payment Agent”) to act as agent for the Company’s stockholders who shall become entitled to receive funds pursuant to this Agreement, including as agent for the purpose of surrendering, for the Per Share Merger Consideration, certificates representing shares of Company Common Stock (the “Certificates;” provided, however, that any references herein to “Certificates” are deemed to include references to book-entry account statements relating to the ownership of shares of Company Common Stock). At or prior to the Effective Time, Parent shall deposit, or shall cause to be deposited, with the Payment Agent an amount equal to the amount of the Aggregate Consideration (other than with respect to the portion of the Aggregate Consideration related to Company Equity Award that will be paid pursuant to Section 2.04(g)) required to be paid pursuant to this Article 2 (the “Payment Fund”). To the extent such fund diminishes for any reason below the level required to make prompt payment of the Aggregate Consideration (other than with respect to the portion of the Aggregate Consideration related to Company Equity Awards that will be paid pursuant to Section 2.04(g)), Parent and the Surviving Corporation shall promptly replace or restore, or cause to be replaced or restored, the lost portion of such fund so as to ensure that it is, at all times, maintained at a level sufficient to make such payments. The Payment Fund shall be invested by the Payment Agent as and to the extent directed by Parent; provided, however, that (i) no such investment or losses thereon shall relieve Parent from making the payments required by this Article 2 or affect the amount of the Aggregate Consideration payable hereunder, and following any losses Parent shall, or shall cause the Surviving Corporation to, promptly provide additional funds to the Payment Agent in the amount of any such losses, (ii) no such investment shall have maturities that could prevent or delay payments to be made pursuant to this Agreement and (iii) such investments shall be in short-term obligations of the United States with maturities of no more than thirty (30) days, or guaranteed by, and backed by the full faith and credit of, the United States. Any and all interest or other amounts earned with respect to such funds shall become part of the Payment Fund and shall be paid to the Surviving Corporation on the earlier of six (6) months after the Effective Time or the full payment of the Aggregate Consideration (other than with respect to the portion of the Aggregate Consideration related to Company Equity Awards that will be paid pursuant to Section 2.04(g)). The Payment Fund shall not be used for any other purpose. The Surviving Corporation shall (and Parent shall cause the Surviving Corporation to) pay all charges and expenses, including those of the Payment Agent, in connection with the conversion of shares of Company Common Stock into the right to receive the Per Share Merger Consideration in respect of each of such shares. Promptly after the Effective Time, and in any event no later than two (2) Business Days after the Effective Time, Parent shall send, or shall cause the Payment Agent to send, to each record holder of shares of Company Common Stock as of immediately prior to the Effective Time whose shares were converted into the right to receive the Per Share Merger Consideration pursuant to Section 2.03(a) a letter of transmittal and instructions in forms reasonably satisfactory to the Company (which shall specify that the delivery shall be effected, and risk of loss and title shall pass, only upon proper delivery or transfer of the Certificates (or affidavits of loss in lieu of the Certificates pursuant to Section 2.09) to the Payment Agent for use in such exchange).

(b) Each holder of shares of Company Common Stock that have been converted into the right to receive the Per Share Merger Consideration shall be entitled to receive the Per Share Merger Consideration in respect of each share of Company Common Stock represented by a Certificate, promptly, upon (i) surrender to the Payment Agent of such Certificate, together with a duly completed and validly executed letter of transmittal and such other documents as may reasonably be requested by the Payment Agent, or (ii) receipt of an “agent’s message” by the Payment Agent (or such other evidence, if any, of transfer as the Payment Agent may reasonably request) in the case of a book-entry transfer of shares of Company Common Stock, and, in each case, delivery to the Payment Agent of such other documents as may reasonably be requested by the Payment Agent. Until so surrendered or transferred, each such Certificate shall represent after the Effective Time for all purposes only the right to receive the Per Share Merger Consideration with respect to each share of Company Common Stock represented by such Certificate. No interest shall be paid or accrued on the cash payable upon the surrender or transfer of such Certificate.

(c) If any portion of the Per Share Merger Consideration is to be paid to a Person other than the Person in whose name the surrendered Certificate is registered, it shall be a condition to such payment that (i) either such Certificate shall be properly endorsed or shall otherwise be in proper form for transfer and (ii) the Person requesting such payment shall pay to the Payment Agent any transfer or other Tax required as a result of such payment to a Person other than the registered holder of such Certificate or establish to the satisfaction of the Payment Agent that such Tax has been paid or is not payable.

(d) Prior to the Effective Time, Parent and the Company shall cooperate to establish procedures with the Payment Agent and the Depository Trust Company (“DTC”) with the objective that the Payment Agent shall transmit to DTC or its nominee on or promptly after the Effective Time, and in any event no later than two (2) Business Days after the Effective Time, an amount in cash, by wire transfer of immediately available funds, equal to (i) the number of shares of Company Common Stock held of record by DTC or such nominee immediately prior to the Effective Time multiplied by (ii) the Per Share Merger Consideration.

(e) All cash amounts properly paid upon the surrender of Certificates in accordance with the terms hereof shall be deemed to have been paid in full satisfaction of all rights pertaining to the shares of Company Common Stock formerly represented by such Certificate and from and after the Effective Time, there shall be no further registration of transfers of shares of Company Common Stock on the stock transfer books of the Surviving Corporation. If, after the Effective Time, Certificates are presented to the Surviving Corporation, they shall be canceled and exchanged for the Per Share Merger Consideration with respect to each share of Company Common Stock represented by such Certificate, in accordance with the procedures set forth in this Article 2.

(f) Any portion of the Payment Fund that remains unclaimed by the holders of shares of Company Common Stock six (6) months after the Effective Time shall be delivered to the Surviving Corporation, upon demand, and any such holder who has not exchanged shares of Company Common Stock for the Per Share Merger Consideration in accordance with this Section 2.04 prior to that time shall thereafter look only to Parent or the Surviving Corporation for payment of the cash to which they are otherwise entitled in accordance with the procedures set forth in this Article 2, without interest. None of Parent, the Surviving Corporation or the Payment Agent shall be liable to any stockholder of the Company for any cash amounts properly delivered to a public official pursuant to any applicable abandoned property, escheat or similar Applicable Law.

(g) Notwithstanding anything in this Section 2.04 to the contrary, with respect to current and former employees of the Company and its Subsidiaries who hold outstanding Company Equity Awards as described in Section 2.06(a) and Section 2.06(b) that are being converted into the right to receive the Per Share Merger Consideration in accordance with this Agreement, at the Closing, Parent shall pay or cause to be paid to the Surviving Corporation an amount in cash necessary for the payment of the Per Share Merger Consideration with respect to such Company Equity Awards for further payment to such holders of Company Equity Awards, no later than five (5) Business Days following the Effective Time, through the Surviving Corporation’s payroll system.

Section 2.05 Dissenting Shares. Notwithstanding Section 2.03, shares of Company Common Stock issued and outstanding immediately prior to the Effective Time and held by a holder who has not voted in favor of adoption of this Agreement or consented thereto in writing, who is entitled to appraisal and who has properly exercised and validly perfected appraisal rights for such shares in accordance with Section 262 of the DGCL shall not be converted into a right to receive the Per Share Merger Consideration but instead shall be entitled only to payment of the appraised value of such shares in accordance with Section 262 of the DGCL following which such shares shall automatically be canceled and shall cease to exist; provided, however, that if, after the Effective Time, such holder fails to perfect, withdraws or loses such holder’s right to appraisal, pursuant to Section 262 of the DGCL or if a court of competent jurisdiction shall determine that such holder is not entitled to the relief provided by Section 262 of the DGCL, such shares of Company Common Stock shall be treated as if they had been converted as of the Effective Time into the right to receive the Per Share Merger Consideration (less any amounts previously paid to such holder pursuant to Section 262(h) of the DGCL) in accordance with Section 2.03(a), without interest thereon, upon surrender of the Certificate formerly representing such shares. The Company shall provide Parent prompt written notice of any demands received by the Company for appraisal of shares of Company Common Stock, any withdrawal of any such demand and any other demand, notice, instrument delivered to the Company prior to the Effective Time pursuant to Section 262 of the DGCL that relate to such demand, and Parent shall have the opportunity and right to participate in all negotiations and Proceedings with respect to such demands. Except with the prior written consent of Parent (which shall not be unreasonably withheld, conditioned or delayed), the Company shall not make any payment with respect to, or offer to settle or settle, any such demands.

Section 2.06 Company Equity Awards and Company ESPP.

(a) Immediately prior to the Effective Time, by virtue of the Merger and without any action on the part of the holder thereof, each outstanding Company Restricted Stock Award shall become fully vested and the restrictions with respect thereto shall lapse. All Company Restricted Stock Awards, including shares that become fully vested and with respect to which the restrictions shall lapse immediately prior to the Effective Time, shall be treated in the Merger in the same manner as the other shares of Company Common Stock in accordance with Section 2.03(a) and Section 2.04.

(b) Immediately prior to the Effective Time, by virtue of the Merger and without any action on the part of the holder thereof, each award of Company RSUs that is outstanding immediately prior to the Effective Time will automatically be cancelled and converted into the right to receive a cash payment in an amount, without interest thereon and subject to applicable withholding Taxes, equal to the product of (x) the Per Share Merger Consideration and (y) the total number of shares of Company Common Stock subject to such award of Company RSUs as of immediately prior to the Effective Time, which payment shall be made in accordance with Section 2.04(g).

(c) All payments with respect to Company Equity Awards pursuant to this Section 2.06 shall be subject to withholding in accordance with the provisions of Section 2.08. In no event shall this Section 2.06 and Section 2.04 result in a duplication of benefits with respect to any Company Equity Awards.

(d) The Company shall take all actions necessary pursuant to the terms of the Company ESPP to (i) provide that (A) the commencement of any future offering period will be suspended following the date of this Agreement under the Company ESPP unless and until this Agreement is terminated, (B) there will be no increase in the amount of participants’ payroll deduction elections under the Company ESPP during the current offering period from those in effect as of the date of this Agreement, (C) except to the extent required by Applicable Law, no individual participating in the Company ESPP shall be permitted to make separate non-payroll contributions to the Company ESPP, (D) no individuals shall commence participation in the Company ESPP during the period from the date of this Agreement through the earlier of the Effective Time or the date this Agreement is validly terminated, and (E) each purchase right issued pursuant to the Company ESPP shall be fully exercised on the earlier of (x) the scheduled purchase date for such offering period and (y) the date that is no later than two (2) Business Days prior to the Effective Time (with any participant payroll deductions not applied to the purchase of shares of Company Common Stock returned to the participant), and (ii) terminate the Company ESPP effective immediately prior to the Effective Time.

(e) As soon as reasonably practicable following the date of this Agreement and in any event prior to the Effective Time, the Company Board (or, if appropriate, any committee administering the Company Equity Plan and the Company ESPP) shall adopt such resolutions that are necessary for the treatment of the Company Equity Awards and the Company ESPP in accordance with this Section 2.06, which resolutions will also provide that all Company Equity Awards, as well as the Company Equity Plan, shall terminate conditioned upon, and effective immediately prior to, the Effective Time and the holders thereof be will entitled only to the amount specified herein in respect thereof.

Section 2.07 Adjustments. If, during the period between the date of this Agreement and the Effective Time, any change in the outstanding shares of Company Common Stock shall occur, including by reason of any reclassification, recapitalization, stock split (including reverse stock split) or combination, exchange or readjustment of shares, or any stock dividend, the Per Share Merger Consideration, the Aggregate Consideration and any other amounts payable pursuant to this Agreement shall be appropriately adjusted to provide to the holders of shares of Company Common Stock and Company Equity Awards, which Company Equity Awards shall be adjusted pursuant to the Company Equity Plan, the same economic effect as contemplated by this Agreement prior to such event. Notwithstanding the foregoing, nothing in this Section 2.07 shall be construed to permit the Company to take any action with respect to its shares of Company Common Stock or other capital stock that is prohibited by the terms of this Agreement.

Section 2.08 Withholding Rights. Each of Parent, Merger Sub, the Surviving Corporation and the Payment Agent shall be entitled to deduct and withhold from the consideration otherwise payable to any Person pursuant to this Agreement such amounts as it is required to deduct and withhold with respect to the making of such payment under any provision of any Applicable Law. To the extent that amounts are so deducted and withheld and are paid to the applicable Governmental Authority in accordance with Applicable Law (as reasonably determined by Parent, Merger Sub, the Surviving Corporation or the Payment Agent), such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which Parent, Merger Sub, the Surviving Corporation or the Payment Agent, as the case may be, made such deduction and withholding.

Section 2.09 Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and an indemnity against any claim that may be made against it with respect to such Certificate, the Payment Agent will issue, in exchange for such lost, stolen or destroyed Certificate, the Per Share Merger Consideration to be paid in respect of each of the shares of Company Common Stock formerly represented by such Certificate, as contemplated under this Article 2.

ARTICLE 3

THE SURVIVING CORPORATION

Section 3.01 Certificate of Incorporation. By virtue of the Merger, at the Effective Time, the Company Certificate, as in effect immediately prior to the Effective Time, shall be amended and restated to read in its entirety as set forth on Exhibit A hereto (which shall contain such provisions as are necessary to give full effect to Section 6.10), and as so amended and restated shall be the certificate of incorporation of the Surviving Corporation until amended in accordance with Applicable Law.

Section 3.02 Bylaws. By virtue of the Merger, at the Effective Time, the Company Bylaws shall be amended and restated to read in their entirety as the bylaws of Merger Sub in effect immediately prior to the Effective Time (which shall contain such provisions as are necessary to give full effect to Section 6.10) except the references to Merger Sub’s name shall be replaced by references to the name of the Surviving Corporation, and as so amended shall be the bylaws of the Surviving Corporation until amended in accordance with Applicable Law.

Section 3.03 Directors and Officers. The Company shall take all actions reasonably necessary so that, from and after the Effective Time, until successors are duly elected or appointed and qualified in accordance with Applicable Law, (a) the directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation, and (b) the officers of the Company immediately prior to the Effective Time shall be the officers of the Surviving Corporation, in each case until the earlier of their resignation or removal or until their respective successors are duly elected or appointed and qualified, as the case may be.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The following representations and warranties by the Company are qualified in their entirety by reference to all disclosures and other statements (a) (i) with respect to the accuracy of such representations and warranties as of the date of this Agreement, in the Company SEC Documents filed or furnished at least one (1) Business Day prior to the date of this Agreement (without giving effect (but solely with respect to the accuracy of any representation or warranty) to any amendment or supplement to any Company SEC Document filed on or after the date of this Agreement), and (ii) with respect to the accuracy of such representations and warranties as of the Closing Date with the same effect as if made as of the Closing

Date, in the Company SEC Documents filed or furnished at least one (1) Business Day prior to the date of this Agreement, and giving effect to any amendment or supplement to any Company SEC Document filed on or after the date of this Agreement, and excluding, in each case, any disclosures set forth in any risk factor section to the extent such disclosure is non-specific, forward-looking or cautionary in nature) and (b) set forth in the disclosure schedule delivered by the Company to Parent concurrently with or immediately prior to the execution of this Agreement (the “Company Disclosure Schedule”). Disclosure of any item in any section or subsection of the Company Disclosure Schedule shall provide an exception to or otherwise qualify or modify the representations and warranties of the Company (i) set forth in the particular Section or subsection of this Article 4 that corresponds to the section or subsection of the Company Disclosure Schedule in which such disclosure is set forth, (ii) explicitly cross-referenced in the section or subsection of the Company Disclosure Schedule that corresponds to such Section or subsection of this Article 4, and (iii) such other representations and warranties to the extent such disclosure shall reasonably appear from the substance of such disclosure (without reference to any extrinsic document) to be applicable to such other representations and warranties. Subject to the foregoing, the Company represents to Parent and Merger Sub as follows:

Section 4.01 Organization and Good Standing.

(a) The Company is a corporation duly organized, validly existing under the laws of the State of Delaware, and has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as now conducted, except (other than with respect to the Company’s due organization and valid existence) where the lack of such power or authority would not have a Company Material Adverse Effect.

(b) The Company is in good standing under the laws of the State of Delaware, and each of the Company’s Subsidiaries is in good standing (with respect to jurisdictions that recognize the concept of good standing) under the laws of its respective jurisdiction of organization, except where the lack of such good standing would not have a Company Material Adverse Effect. Each of the Company and its Subsidiaries is duly licensed or qualified to do business and is in good standing (with respect to jurisdictions that recognize the concept of good standing) as a foreign corporation or other legal entity in each other jurisdiction in which it owns, leases or operates properties, or conducts business, so as to require such qualification, except where the lack of such license or qualification would not have a Company Material Adverse Effect.

(c) Complete and correct copies of the Company Governing Documents, each as amended to the date of this Agreement, are included in the Company SEC Documents and each is in full force and effect, and the Company is not in violation of any provision of the Company Governing Documents, except such failures to be in full force and effect or violations as would not have a Company Material Adverse Effect.

(d) Section 4.01(d) of the Company Disclosure Schedule sets forth a complete and correct list, as of the date of this Agreement, of each Subsidiary of the Company and its jurisdiction and form of organization. Each Subsidiary of the Company is duly organized, validly existing under the laws of its jurisdiction of organization, and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as now conducted, except (other than with respect to such Subsidiary’s due organization and valid existence) where the lack of such power or authority would not have a Company Material Adverse Effect. The Company has made available to Parent complete and correct copies of the certificates of incorporation and by-laws or comparable governing documents of each Subsidiary, each as amended to the date of this Agreement, and each as so delivered is in full force and effect, and no Subsidiary is in violation of any provision of its certificate of incorporation and by-laws or comparable governing documents, except such failures to be in full force and effect or violations as would not have a Company Material Adverse Effect.

Section 4.02 Corporate Authorization.

(a) The Company has all requisite corporate power and authority to enter into and deliver this Agreement and, subject to the Stockholder Approval, to consummate the Merger and the other Transactions. Subject to the accuracy of the representations and warranties in Section 5.10, the execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the Merger and the other Transactions, except for obtaining the Stockholder Approval, have been duly authorized by all necessary corporate action on the part of the Company. The only vote of holders of any class or series of capital stock of the Company necessary to adopt this Agreement (under Applicable Law, the Company Governing Documents or otherwise) is adoption of this Agreement by the affirmative vote of the holders of not less than 75% of the issued and outstanding shares of Company Common Stock (such vote, the “Stockholder Approval”). This Agreement has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery hereof by Parent and Merger Sub, constitutes a valid and binding agreement of the Company enforceable against the Company in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, moratorium, fraudulent transfer, reorganization and other similar Applicable Law affecting creditors’ rights generally and by general principles of equity (the “Bankruptcy and Equity Exceptions”).

(b) The Company Board, at a meeting duly called and held, unanimously has (i) determined that the entry into this Agreement and the consummation of the Transactions, including the Merger, are advisable and in the best interests of the Company and its stockholders, (ii) approved the consummation of the Merger and the other Transactions on the terms and subject to the conditions set forth herein, (iii) approved the execution, delivery and performance of this Agreement, (iv) determined to recommend that the stockholders of the Company adopt this Agreement (the “Board Recommendation”), and (v) directed that this Agreement be submitted to a vote of the Company’s stockholders; provided, that any Adverse Recommendation Change by the Company Board (or any duly authorized committee thereof) made in accordance by this Agreement shall not be a breach of this representation.

Section 4.03 Consents and Approvals; No Violations. None of the execution, delivery or performance of this Agreement by the Company, the consummation by the Company of the Merger or any of the other Transactions or compliance by the Company with any of the provisions of this Agreement will (a) conflict with or result in any breach of any provision of (i) the Company Governing Documents or (ii) the comparable governing documents of any of its Subsidiaries, (b) require any filing by the Company with, or the obtaining of any permit, authorization, consent or approval of, any Governmental Authority (except for (i) compliance with any applicable requirements of the Exchange Act, (ii) any filings as may be required under the DGCL in connection with the Merger, (iii) filings, permits, authorizations, waiting period terminations or expirations, consents and approvals as may be required under the HSR Act and any other Required Governmental Approvals, (iv) such filings with the SEC as may be required to be made by the Company in connection with this Agreement and the Merger or (v) such filings as may be required under the rules and regulations of the NASDAQ in connection with this Agreement and the Merger), (c) automatically result in a modification, violation or breach of, or constitute (with or without notice or lapse of time or both) a default (or give rise to any right, including, but not limited to, any right of termination, amendment, cancellation or acceleration), result in the creation of any Liens (other than Permitted Liens), under, any of the terms, conditions or provisions of any Material Contract, or

(d) violate any Order or Applicable Law applicable to the Company or any Subsidiary of the Company or any of their respective properties or assets; except in each of clauses (a)(ii), (b), (c) or (d) where (x) any failure to obtain such permits, authorizations, consents or approvals, (y) any failure to make such filings or (z) any such modifications, violations, rights, breaches or defaults have not had a Company Material Adverse Effect. Section 4.03 of the Company Disclosure Schedule sets forth a list of Material Contracts as of the date of this Agreement pursuant to which consents or waivers are or may be required pursuant to the terms of such Material Contracts in connection with the consummation of the Transactions.

Section 4.04 Capitalization.

(a) The authorized capital stock of the Company consists of 26,500,000 shares of capital stock of the Company, par value $0.01 per share, of which 500,000 are shares of Preferred Stock, and 26,000,000 are shares of Company Common Stock. The rights and privileges of the Common Stock and the Preferred Stock are as set forth in the Company Certificate. At the close of business on July 17, 2023 (the “Capitalization Date”): 24,367,320 shares of Company Common Stock were issued and outstanding (which includes 532,045 shares of Company Common Stock subject to outstanding Company Restricted Stock Awards and 147,623 shares of Company Common Stock were subject to outstanding Company RSUs); and no shares of Preferred Stock were issued and outstanding. Except as set forth on Section 4.04(a) of the Company Disclosure Schedule, all outstanding shares of capital stock of the Company have been duly authorized and validly issued and are fully paid and nonassessable.

(b)

(i) As of the Capitalization Date, there were (x) 1,495,826 shares of Company Common Stock available future issuance under the 2019 Incentive Plan and (y) unexercised rights to purchase approximately 31,438 shares of Company Common Stock under the Company ESPP in the current Company ESPP offering period.

(ii) Section 4.04(b) of the Company Disclosure Schedule sets forth, as of the close of business on the Capitalization Date, a complete and correct list of all Company Equity Awards, including the number of shares of Company Common Stock underlying each such award, the type of award, the name of the holder, the grant date, vesting schedule (including any performance conditions to the extent not accelerated in connection with the Transactions) and indicates whether the holder of such Company Equity Award timely filed an election under Section 83(b) of the Code. The Company Equity Plan set forth on Section 4.04(b) of the Company Disclosure Schedule is the only plan or program the Company or any of its Subsidiaries maintains under which stock options, restricted stock awards, restricted stock units, stock appreciation rights or other compensatory equity-based awards or profit participation or similar rights are outstanding. The Company has made available to Parent each form of award agreement under the Company Equity Plan.

(c) Except as set forth in this Section 4.04 (including, for the avoidance of doubt, as contemplated in the Company Disclosure Schedule), and for changes since the Capitalization Date resulting from the settlement of the Company Equity Awards, there are no outstanding (i) shares of capital stock or voting securities of the Company, (ii) securities of the Company convertible or exercisable into or exchangeable for shares of capital stock or voting securities of the Company, (iii) options, warrants or other rights or arrangements to acquire from the Company, or other obligations or commitments (contingent or otherwise) of the Company to issue or sell any capital stock or other voting securities or ownership interests in, or any securities convertible or exercisable into or exchangeable for capital stock or other voting securities or ownership interests in, the Company, (iv) restricted shares, stock appreciation rights, performance shares, contingent value rights, “phantom” stock or similar securities or rights that are derivative of any capital stock of, or other voting securities or ownership interests in, the Company (the items in clauses (i)-(iv) being referred to collectively as the “Company Securities”) or (v) voting agreements, voting trusts, proxies or other similar agreements or understandings to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound with respect to the disposition or voting of any Company Securities or any capital stock of, or other equity or voting securities in, the Company’s Subsidiaries. There are no outstanding contractual obligations or commitments of the Company or its Subsidiaries relating to any Company Securities or any securities of the Company’s Subsidiaries, including any stockholders’ agreement, agreements restricting the transfer of, requiring the registration for sale of or granting any preemptive rights, subscription rights, anti-dilutive rights, rights of first refusal or similar rights with respect to, any Company Securities or any securities of the Company’s Subsidiaries.

(d) Except as set forth on Section 4.04(d) of the Company Disclosure Schedule, all of the outstanding shares of capital stock of, or other equity or voting securities in, each Subsidiary of the Company (i) are owned directly or indirectly, beneficially and of record, by the Company, free and clear of all Liens and transfer restrictions, except for Permitted Liens and such Liens and transfer restrictions of general applicability as may be provided under the Securities Act, (ii) have been duly authorized, validly issued, fully paid, nonassessable (where such concepts are recognized under Applicable Law), and (A) there are no subscriptions, options, warrants, rights, calls, contracts or other commitments, understandings, restrictions or arrangements relating to the issuance, acquisition, redemption, repurchase or sale of any such shares of capital stock or equity or voting securities, including any right of conversion or exchange under any outstanding security, instrument or agreement, any agreements granting any preemptive rights, subscription rights, anti-dilutive rights, rights of first refusal or similar rights with respect to any securities of any Subsidiary of the Company or (B) outstanding restricted shares, stock appreciation rights, performance shares, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any such shares of capital stock or equity or voting securities.

(e) As of the date of this Agreement, there are no accrued but unpaid dividends or any other distributions with respect to Company Common Stock or any other capital stock or other equity securities of the Company, and the Company is not subject to any obligation (contingent or otherwise) to pay any dividend or otherwise to make any distribution or payment to any current or former holder of any Company Securities.

Section 4.05 Company SEC Documents and Financial Statements; NASDAQ Compliance.

(a) Since the Lookback Date, the Company has filed or furnished (as applicable) with the SEC all material forms, reports, schedules, statements and other documents required by it to be filed or furnished (as applicable) through the date of this Agreement under the Exchange Act, the Securities Act, the Sarbanes-Oxley Act and, in each case, any rules and regulations promulgated thereunder (such documents and any other documents filed or furnished by the Company with the SEC, as have been amended or supplemented since the time of their filing or furnishing, collectively, the “Company SEC Documents”). As of their respective effective dates (in the case of Company SEC Documents that are registration statements filed pursuant to the requirements of the Securities Act) and as of their respective SEC filing dates or, if amended prior to the date hereof, the date of the filing of such amendment, with respect to the portions that are amended (in the case of all other Company SEC Documents), the Company SEC Documents (a) do not (or with respect to Company SEC Documents filed after the date of this Agreement, will not) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading and (b) comply in all material respects (including as to form) with the applicable requirements of the Exchange Act, the Securities Act and the Sarbanes-Oxley Act, as the case may be, and the applicable rules and regulations of the SEC thereunder; provided, that, no representation is made as to the accuracy of any financial projections or forward-looking statements or the completeness of any information furnished by the Company to the SEC solely for the purpose of complying with Regulation FD promulgated under the Exchange Act. The Company has made available to Parent all material written correspondence with the SEC since January 1, 2023, and as of the date of this Agreement, there are no outstanding or unresolved written comments from the SEC with respect to any of the Company SEC Documents. No Subsidiary of the Company is subject to the periodic reporting requirements of the Exchange Act.

(b) All of the audited consolidated financial statements and unaudited interim consolidated financial statements (including, in each case, the related notes and schedules) of the Company included in the Company SEC Documents (collectively, the “Financial Statements”), (i) are prepared from, and are in accordance with, the books and records of the Company in all material respects, (ii) comply, in all material respects (including as to form) with the applicable published accounting rules and regulations of the SEC with respect thereto, (iii) are prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto or, in the case of interim financial statements, for normal and recurring year-end adjustments, for the absence of footnotes and as may be permitted by the SEC on Form 10-Q, Form 8-K or any successor or like form under the Exchange Act), and (iv) fairly present in all material respects the consolidated financial position and the consolidated results of operations and cash flows of the Company and its Subsidiaries as of the times and for the periods referred to therein (except as may be indicated in the notes thereto or, in the case of interim financial statements, for normal and recurring year-end adjustments, for the absence of footnotes).

(c) Since the Lookback Date, the Company has complied in all material respects with the applicable listing and corporate governance rules and regulations of the NASDAQ.

Section 4.06 Internal Controls.

(a) Since the Balance Sheet Date, the Company has been in compliance in all material respects with the applicable provisions of the Sarbanes-Oxley Act. The Company has designed and maintained a system of internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of the Company’s financial statements for external purposes in accordance with GAAP. The Company (i) has designed and maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) to ensure that material information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act, and (ii) to the Knowledge of the Company, has disclosed, based on its most recent evaluation of the Company’s internal control over financial reporting prior to the date of this Agreement, to the Company’s auditors and the audit committee of the Company Board (and made summaries of such disclosures available to Parent) (A) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect in any material respect the Company’s ability to record, process, summarize and report financial information and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act).

(b) Since January 1, 2023, each of the principal executive officer and the principal financial officer of the Company (or each former principal executive officer and each former principal financial officer of the Company, as applicable) has made all certifications required by Rule 13a-14 or 15d-14 under the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act and the rules and regulations of the SEC promulgated thereunder with respect to the Company SEC Documents. For purposes of this Section 4.06(b), “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in the Sarbanes-Oxley Act and the rules and regulations of the SEC promulgated thereunder.

(c) Since January 1, 2023, neither the Company nor, to the Knowledge of the Company, the Company’s independent registered public accounting firm, has received any written complaint from any current or former employee of the Company or its Subsidiaries, regarding (i) a material violation of accounting procedures, internal accounting controls or auditing matters or questionable accounting or auditing compliance matters, or (ii) any fraud, whether or not material, that involves management or other employees who have a role in the Company’s internal control over financial reporting.

Section 4.07 Absence of Certain Changes. Except as contemplated by this Agreement or in the Company SEC Documents or as set forth in Section 4.07 of the Company Disclosure Schedule, since the Company Balance Sheet Date and through the date of this Agreement, (a) the Company and its Subsidiaries have conducted, in all material respects, their business in the ordinary course of business, (b) neither the Company nor any of its Subsidiaries has taken any action that if taken after the date of this Agreement would, absent Parent’s consent, constitute a breach of any of the covenants set forth in Section 6.01, and (c) there has not been a Company Material Adverse Effect.

Section 4.08 No Undisclosed Material Liabilities; Indebtedness.

(a) Except (i) as reflected or otherwise reserved against on the Financial Statements, (ii) for liabilities and obligations incurred since the Company Balance Sheet Date in the ordinary course of business, (iii) for liabilities and obligations incurred under this Agreement or in connection with the Transactions and (iv) as set forth in Section 4.08(a) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries has incurred any liabilities or obligations of any nature (whether accrued, absolute, or contingent) other than as would not have a Company Material Adverse Effect.

(b) Section 4.08(b) of the Company Disclosure Schedule contains a list of all Indebtedness of the Company or its Subsidiaries as of the date of this Agreement, other than Indebtedness reflected in the Financial Statements or otherwise included in the Company SEC Documents.

Section 4.09 Litigation; Orders. As of the date of this Agreement, there is no Proceeding pending against (or to the Knowledge of the Company, threatened against or naming as a party thereto) the Company, any of its Subsidiaries or any of their respective properties or assets or any of their respective current or former officers, directors, employees or other Representatives (in their capacity as such) other than as would not have a Company Material Adverse Effect. Neither the Company nor any of its Subsidiaries, nor any of their respective properties or assets, is subject to any Order which would have a Company Material Adverse Effect.

Section 4.10 Compliance with Applicable Law; Permits.

(a) Since the Lookback Date, (i) the Company and each of its Subsidiaries is in compliance with all Applicable Laws which affect the business, properties or assets of the Company, except such non-compliance that would not have a Company Material Adverse Effect, and (ii) no notice, charge or assertion has been received by the Company or any of its Subsidiaries or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries alleging any violation of any Applicable Laws that would have a Company Material Adverse Effect.

(b) The Company and its Subsidiaries are in possession of all material authorizations, licenses, consents, franchises, exemptions, permits, certificates, approvals, clearances and other similar authorizations of any Governmental Authority that are necessary for the Company and its Subsidiaries to own, lease and operate their respective properties and assets or to carry on their respective business as is being conducted as of the date of this Agreement (the “Company Permits”), and all such Company Permits are valid, and in full force and effect, except, in each case, such invalidities or failures that would not have a Company Material Adverse Effect.

Section 4.11 Material Contracts. Except as filed as exhibits to the Company SEC Documents and made publicly available no less than one (1) Business Day prior to the date of this Agreement, Section 4.11 of the Company Disclosure Schedule sets forth a true and complete list of each Contract to which the Company or any of its Subsidiaries is a party or by which any of its or their properties or assets are bound, which as of the date of this Agreement:

(a) is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the Exchange Act);

(b) involves annual expenditures in excess of $1,000,000, whether or not entered into in the ordinary course of business;

(c) is with a Principal Customer;

(d) is with a Principal Supplier;

(e) (i) materially restricts or prohibits the Company or any of its Subsidiaries from competing with any other Person in any line of business or any geographic area or from purchasing or selling any products or services in any geographic region, (ii) grants exclusivity or “most favored nation” status to any other Person or (iii) contains a standstill or similar agreement that will be in effect as of the Closing pursuant to which the Company or any of its Subsidiaries has agreed not to acquire the assets or securities of another Person in any material respect;

(f) relates to the acquisition or disposition (in each case, whether by merger, consolidation, acquisition or sale of stock or otherwise) of (i) any equity interest in any Person or a substantial portion of the assets of any Person, in each case having a value in excess of $3,000,000 that has not yet been consummated or that has continuing material obligations (including indemnification, deferred payment obligations or other contingent obligations), other than the sale and purchase of inventory in the ordinary course of business or (ii) any equity interest in the Company or a substantial portion of the assets of the Company and its Subsidiaries not in the ordinary course of business and having a value of more than $5,000,000;

(g) grants to any Person any option, right of first offer or right of first refusal or similar right to purchase, lease, sublease, license, use, possess or occupy any assets of the Company or any of its Subsidiaries that have a value in excess of $1,000,000;

(h) relates to a partnership, joint venture or similar arrangement, unless immaterial to the Company;

(i) is a settlement, non-prosecution or similar agreement that provides for any continuing material obligations (whether in the form of performance or restraints on action) by the Company or any of its Subsidiaries;

(j) is a Government Contract involving annual payments of $1,000,000 or more;

(k) (i) provides for any material license granted by any third party for the use of Intellectual Property, other than (A) licenses of Open Source Software or (B) non-exclusive, “click-through”, “shrink-wrapped” or other commercially available off-the-shelf Software or (ii) provides for any material license granted to any Person of any Owned Intellectual Property, other than non-exclusive licenses granted by the Company or any of its Subsidiaries to customers, or to vendor or service providers for the benefit of the Company or its Subsidiaries, in each case, in the ordinary course of business;

(l) restricts the payment of dividends or the making of distributions to stockholders or the repurchase of stock or other equity of the Company or any of its Subsidiaries (other than any Contract in respect of non-recourse financing or tax equity financing in respect of a project);

(m) is a Company Employee Agreement with any current executive officer of the Company or any member of the Company Board;

(n) is a collective bargaining agreement or other Contract with any union;

(o) is a Contract, other than any agreement related to their employment, between the Company or any of its Subsidiaries, on the one hand, and any director or executive officer of the Company or any Person beneficially owning five percent (5%) or more of the outstanding shares of Company Common Stock or any of their respective Affiliates, on the other hand (other than any Company Benefit Plan); and

(p) is a Contract under which the Company or any Subsidiary incurs Indebtedness having a principal amount in excess of $1,000,000, other than accounts receivables and payables incurred or arising in the ordinary course of business.

Each contract of the type described above in Section 4.11 is referred to herein as a “Material Contract”. True and correct copies of each Material Contract have been made available to Parent. Except for expirations or terminations in the ordinary course of business in accordance with the terms of such Material Company Contracts or that would not have a Company Material Adverse Effect, (x) each Material Contract is valid and binding on the Company or its Subsidiaries and, to the Knowledge of the Company, each other party thereto, as applicable, and in full force and effect (except as such enforceability may be limited by the Bankruptcy and Equity Exceptions), and (y) there is no event or condition which has occurred or exists, which constitutes or would reasonably be expected constitute (with or without notice, the happening of any event or the passage of time) a default or breach under any Material Contract by the Company or any of its Subsidiaries that would have a Company Material Adverse Effect.

Section 4.12 Taxes.

(a) Except as would not have a Company Material Adverse Effect:

(i) each Tax Return required to be filed by the Company and each of its Subsidiaries with any Governmental Authority (A) has been timely filed on or before the applicable due date (taking into account any valid extensions of such due date), (B) has been prepared in compliance in all material respects with all Applicable Laws, and (C) is true, correct, and complete in all material respects;

(ii) all Taxes owed by the Company and each of its Subsidiaries (whether or not shown on any Tax Return) have been timely paid;

(iii) the Company and each of its Subsidiaries has timely withheld and paid all Taxes required to have been withheld and paid in connection with any payment to an employee, independent contractor, creditor, stockholder, or other third party;

(iv) neither the Company nor any of its Subsidiaries is currently under audit by a Governmental Authority with regard to its Taxes or Tax Returns and no examination, claim, assessment, deficiency or other Proceeding is pending or, to the Knowledge of the Company, threatened with regard to any Taxes or Tax Returns of the Company or any of its Subsidiaries;

(v) there are no unsatisfied liabilities for Taxes under any written notice of deficiency or similar document received by the Company or any of its Subsidiaries from a Governmental Authority with respect to any Tax (other than liabilities for Taxes asserted under any such written notice of deficiency or similar document which are being contested in good faith by the Company or a Subsidiary and with respect to which reserves for payment have been established on the Company Balance Sheet in accordance with GAAP);

(vi) there are no Liens for Taxes upon any of the assets of the Company or any of its Subsidiaries, except for Permitted Liens;

(vii) no extension or waiver of the time to assess or collect any Tax is currently in effect and no requests for waivers of the time to assess or collect any Tax have been made that are still pending (other than extensions of time to file Tax Returns obtained in the ordinary course);

(viii) Except for any group of which the Company or any of its Subsidiaries is or was the common parent, none of the Company or any of its Subsidiaries is or was (A) a member of an “affiliated group” (as defined in Section 1504 of the Code) or has any liability for the Taxes of any Person (other than the Company or any of its Subsidiaries) under Treasury Regulations Section 1.1502-6 or any analogous or similar provision of law, as a transferee or successor, by contract, or otherwise, (B) a party to any Contract allocating, sharing or providing for payments with respect to any amount of Taxes of any other Person except for any Contracts solely between or among the Company or any of its Subsidiaries or any commercial agreements not primarily related to Taxes;

(ix) no written claim has been made by a Governmental Authority in the past three years in a jurisdiction where the Company or any of its Subsidiaries does not file a particular Tax Return or pay a particular type of Tax that the Company or Subsidiary is or may be subject to such type of Tax by, or required to file such Tax Return in, that jurisdiction;

(x) neither the Company nor any of its Subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” within the meaning of Section 355(a)(1)(A) of the Code in a distribution intended to qualify as tax-free pursuant to Section 355(a)(1) of the Code in the past two years;

(xi) neither the Company nor any of its Subsidiaries has participated in, or is currently participating in, a “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b);

(xii) neither the Company nor any of its Subsidiaries will be required to pay any Tax attributable to a taxable period (or portion thereof) ending on or prior to the Closing Date as a result of an election under Section 965(h) of the Code;

(xiii) the Company and each of its Subsidiaries have been compliant with any applicable documentation requirements of Section 482 of the Code and any similar state, local or non-U.S. Applicable Laws regarding documentation of related party transactions; and

(xiv) the Company is not and has not been a “United States real property holding corporation” (as defined in Section 897(c)(2) of the Code) during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

Section 4.13 Employee Benefit Plans.

(a) Section 4.13(a) of the Company Disclosure Schedule sets forth a complete and correct list of each material Company Benefit Plan as of the date of this Agreement. The Company has made available to Parent true, correct and complete copies (other than with respect to a multiemployer plan) as of the date of this Agreement of (i) each Company Benefit Plan (or, in the case of any such Company Benefit Plan that is unwritten, a description thereof), and any amendments thereto, (ii) the most recent annual reports on Form 5500 required to be filed with the IRS with respect to each Company Benefit Plan (if any such report was required), (iii) the most recent summary plan description for each Company Benefit Plan for which such summary plan description is required and (iv) each trust agreement and insurance or group annuity contract relating to any Company Benefit Plan. Each Company Benefit Plan has been maintained in compliance with its terms and the applicable provisions of ERISA, the Code and all other Applicable Laws, other than as would not have a Company Material Adverse Effect. There are no material Proceedings or claims (other than routine claims for benefits) pending or, to the Knowledge of the Company, threatened, anticipated or expected to be asserted with respect to any Company Benefit Plan or any related trust or other funding medium thereunder or with respect to the Company or any of its ERISA Affiliates as the sponsor or fiduciary of a Company Benefit Plan or with respect to any other fiduciary thereof, other than as would not have a Company Material Adverse Effect.

(b) All Company Benefit Plans that are “employee pension plans” (as defined in Section 3(3) of ERISA) and that are intended to be tax qualified under Section 401(a) of the Code that are sponsored or maintained by the Company or any of its Subsidiaries are so qualified and, to the Knowledge of the Company, no event has occurred relating to any qualification of such plan that would reasonably be expected to have a Company Material Adverse Effect. The Company has made available to Parent a complete copy of the most recent determination letter, if any, received with respect to each such plan as of the date of this Agreement.

(c) Except as set forth on Section 4.13(c) of the Company Disclosure Schedule, none of the Company Benefit Plans provides retiree medical or other retiree welfare benefits to any Person, other than health continuation coverage as required by Section 4980B of the Code or Part 6 of Title I of ERISA or state law. There are no outstanding obligations with respect to the Heritage-Crystal Clean, Inc. Non-Qualified Deferred Compensation Plan (the “Company NQDC Plan”).

(d) All contributions, premiums and benefit payments under or in connection with the Company Benefit Plans that are required to have been made in accordance with the terms of the Company Benefit Plans have been timely made, in all material respects.

(e) Except as set forth on Section 4.13(e) of the Company Disclosure Schedule, (i) no Company Benefit Plan is, and neither the Company nor any of its ERISA Affiliates (nor any predecessor of any such entity) sponsors, maintains, administers or contributes to, or has any obligation or liability with respect to, or has, in the past six (6) years sponsored, maintained or contributed to, or had any obligation or liability with respect to, (A) an employee benefit plan subject to Title IV of ERISA or Section 412 of the Code, or (B) a “multiemployer plan” (within the meaning of Section 4001(a)(3) of ERISA), and (ii) no Company Benefit Plan is, and neither the Company nor any of its Subsidiaries (nor any predecessor of any such entity) sponsors, maintains, administers or contributes to, or has any obligation or liability with respect to, or has, in the past six (6) years sponsored, maintained or contributed to, or had any obligation or liability with respect to (A) a “multiple employer plan” as described in Section 413(c) of the Code or (B) a “multiple employer welfare arrangement” (within the meaning of Section 3(40) of ERISA). With respect to each Company Benefit Plan (other than a multiemployer plan as defined in Section 3(37) of ERISA) that is subject to Title IV of ERISA, except to the extent it would not have a Company Material Adverse Effect: (i) the minimum funding standard has been satisfied and all contributions required under Section 302 of ERISA and Section 412 of the Code have been timely made; (ii) all amounts due to the Pension Benefit Guaranty Corporation pursuant to Section 4007 of ERISA have been timely paid; (iii) no notice of intent to terminate has been filed; (iv) the Pension Benefit Guaranty Corporation has not instituted proceedings to treat any such plan as terminated; (v) no reportable event (as defined in Section 4043 of ERISA and in the regulations issued thereunder) has occurred (excluding any such event for which the thirty (30) day notice requirement has been waived under the regulations to Section 4043 of ERISA) with respect to such plan; and (vi) no such plan is considered to be in “at risk” status under Section 430 of the Code.

(f) Except as set forth in Section 4.13(f) of the Company Disclosure Schedule, or expressly provided in this Agreement, the consummation of the Transactions will not (either alone or together with any other event): (i) entitle any current or former Employee, or any current or former non-employee service provider of the Company and any of its Subsidiaries, to any payment or benefit, (ii) accelerate the time of payment or vesting or trigger any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, or increase the amount payable or trigger any other obligation under, any Company Benefit Plan, (iii) limit or restrict the right of the Company or any of its Subsidiaries or, after the Closing, Parent or the Surviving Corporation to merge, amend or terminate any Company Benefit Plan, (iv) result in the loss of a deduction under

Section 280G of the Code, or (v) entitle any Person to receive any Tax gross-up, indemnity or reimbursement from the Company or any of its Subsidiaries for any Tax incurred by such Person, including under Section 409A or Section 4999 of the Code. Each Company Benefit Plan, and any award thereunder, that is or forms part of a “nonqualified deferred compensation plan” within the meaning of Section 409A of the Code is in a form that has been operated and administered in compliance with all applicable requirements of Section 409A of the Code in all material respects.

Section 4.14 Labor and Employment Matters.

(a) Except as set forth on Section 4.14(a) of the Company Disclosure Schedule, (i) neither the Company nor any of its Subsidiaries is a party to any collective bargaining agreement or other Contract, including letters of understanding, letters of intent and other written communications with any labor union, labor organization, works council, or association of employees, (ii) to the Knowledge of the Company, no Employee is in material violation of any confidentiality, non-competition, proprietary rights, employment agreement, nondisclosure agreement, fiduciary duty, non-solicitation agreement, restrictive covenant or other such obligation or agreement between such Employee and any other Person that would be material to the performance of such Employee’s employment duties, if any, or the ability of the Company or its Subsidiaries to conduct their business, (iii) in the past two (2) years, no Person, labor union, labor organization, works council or group of employees has applied to be the certified as a bargaining agent or has filed any representation petition or made any written or oral demand for recognition and (iv) no union organizing, certification or decertification efforts have occurred in the last three (3) years and none are underway or, to the Knowledge of the Company, threatened.

(b) Except as would not have a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries is a party or subject to any pending or, to the Knowledge of the Company, threatened material labor strike, organized work stoppage, slowdown, lock out, unfair labor practice charge or similar labor activity or dispute affecting the Company or any of its Subsidiaries.

(c) Except as would not have a Company Material Adverse Effect, each of the Company and its Subsidiaries is and has been, since the Lookback Date, in compliance in all material respects with all Applicable Laws respecting employment or labor and employment practices, including discrimination in employment, harassment in employment, terms and conditions of employment, worker classification (including the classification of workers as independent contractors as well as eligibility of employees for overtime pay), wages (including wage payment and withholding of employment-related Taxes), hours, occupational safety and health, and employment practices, immigration, workers’ compensation, and no Person has been improperly excluded from participation in any Company Benefit Plan or is entitled to any compensation or benefits in any material amount from the Company or its Subsidiaries under any Applicable Law or a Company Benefit Plan that he or she has not received.

(d) Except as would not have a Company Material Adverse Effect, there is no, and since the Lookback Date, there has not been any, litigation pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries (or any current or former Employee, or any current or former non-employee service provider of the Company and any of its Subsidiaries, in such Person’s capacity as such), in each case, involving allegations of sexual harassment or sexual misconduct. Since the Lookback Date, the Company and its Subsidiaries have taken appropriate action with respect to any allegations of sexual harassment and sexual misconduct or breach of any policy of the Company and its Subsidiaries relating to the foregoing, in each case (i) involving any current or former Employee, or any current or former non-employee service provider of the Company or any of its Subsidiaries, in relation to his or her work at the Company and its Subsidiaries and (ii) about which the Company has knowledge, in accordance with any written policies related thereto.

Section 4.15 Insurance Policies. The material insurance policies maintained by the Company or any of its Subsidiaries with respect to the Company and its Subsidiaries and their respective assets and properties are set forth on Section 4.15 of the Company Disclosure Schedule (“Company Insurance Policy”) as of the date of this Agreement. Except as would not have a Company Material Adverse Effect, the Company Insurance Policies provide coverage in such amounts and with such deductibles, and against such risks, as are customarily insured against by companies in similar lines of business as the Company and its Subsidiaries and as are sufficient to comply in all material respects with Applicable Law and all Material Contracts. Except as would not have a Company Material Adverse Effect, the Company Insurance Policies are in full force and effect, all premiums due and payable thereon have been paid (other than retroactive or retrospective premium adjustments that are not yet but may be required to be paid with respect to any period ending prior to the Effective Time) and no notice of cancellation or termination has been received, or to the Knowledge of the Company, threatened with respect to any such policy which has not been replaced on substantially similar terms prior to the date of such cancellation.

Section 4.16 Environmental Matters. Except as set forth on Section 4.16 of the Company Disclosure Schedule or as would not have a Company Material Adverse Effect:

(a) the Company and each of its Subsidiaries is, and since the Lookback Date has been, in compliance with all applicable Environmental Laws applicable to the ownership or operation of its business;

(b) the Company and each of its Subsidiaries possess, and are, and since the Lookback Date have been, in compliance with, in compliance with, all Company Permits required under applicable Environmental Laws (each a “Company Environmental Permit”) for the ownership or operation of their businesses as conducted at the relevant time, and all such Company Environmental Permits are valid and in good standing and no action is pending or, to the Knowledge of the Company, threatened to revoke, suspend or modify in an adverse manner any such Company Environmental Permit;

(c) neither the Company nor any of its Subsidiaries is, or has been since the Lookback Date, a party to any pending or, to the Knowledge of the Company, threatened Proceeding alleging non-compliance by the Company or its Subsidiaries with, or that the Company or its Subsidiaries have a liability under, Environmental Laws;

(d) neither the Company nor any of its Subsidiaries has received any written claim, notice of violation, citation or government inquiry concerning any violation or alleged violation of any applicable Environmental Law or Company Environmental Permit since the Lookback Date or that otherwise remains unresolved;

(e) neither the Company nor any of its Subsidiaries or, to the Knowledge of the Company, any other Person has Released any Hazardous Materials (i) on, at, in, under, to or from the Owned Real Property or the real property operated or leased by the Company or any of its Subsidiaries or (ii) to the Knowledge of the Company, during the period of the Company’s or any of its Subsidiaries’ ownership, operation or lease thereof, on, at, in, under, to or from any real property formerly owned, operated or leased by the Company or any of its Subsidiaries, that, in the case of clauses (i) or (ii), require any investigation, removal, remediation, cleanup, corrective action or remedial action pursuant to Environmental Law or that would otherwise be expected to result in any liability to the Company or any of its Subsidiaries;

(f) neither the Company nor any of its Subsidiaries is conducting or funding any investigation, removal, remediation cleanup of, or any corrective action or remedial action with respect to, any Release of Hazardous Materials, including at any third-party treatment, storage or disposal site; and

(g) neither the Company nor any of its Subsidiaries has assumed or held harmless or provided an indemnity to a third party for, any cost, obligation or liability of a third party under Environmental Law.

Section 4.17 Intellectual Property.

(a) Section 4.17(a) of the Company Disclosure Schedule sets forth as of the date of this Agreement a true and complete list of all (i) patents and patent applications and trademark, service mark and copyright registrations and applications for registration and domain names, in each case, that are owned by the Company or any of its Subsidiaries (collectively, “Registered Company Intellectual Property”) and (ii) licenses of Intellectual Property (other than licenses concerning Open Source Software or commercially available off-the-shelf software) granted by third parties to the Company or any of its Subsidiaries that are material to the business (“Intellectual Property Licenses”).

(b) Except as would not have a Company Material Adverse Effect, the Company or one of its Subsidiaries: (i) is the exclusive owner of all right, title and interest in and to each item of Owned Intellectual Property, free and clear of any and all Liens, other than Permitted Liens, without obligation to pay or otherwise account to any third party and (ii) is entitled to use each item of Intellectual Property licensed under the Intellectual Property Licenses in the operation of its business as currently conducted. All Registered Company Intellectual Property is subsisting, and, to the Knowledge of the Company, valid and enforceable.

(c) All Persons who have contributed to the development of any material Intellectual Property for or on behalf of the Company or any of its Subsidiaries, including any employees or independent contractors of the Company or any of its Subsidiaries, have executed a valid written agreement assigning, by way of present tense assignment language, to the Company or any of its Subsidiaries all of such Person’s right, title and interest in and to such Intellectual Property that would not otherwise vest in the Company or its Subsidiaries under Applicable Law.

(d) The operation and activities of the business of the Company or any of its Subsidiaries as currently conducted is not infringing, misappropriating or otherwise violating, and since the Lookback Date has not infringed, misappropriated or otherwise violated, any Intellectual Property of any Person in any material respect. Except as would not have a Company Material Adverse Effect, (i) no Proceeding is pending or, to the Knowledge of the Company, threatened by any Person regarding the infringement, misappropriation or other violation of any Intellectual Property of any third party by the Company or any of its Subsidiaries, and (ii) no Proceeding is pending or, to the Knowledge of the Company, threatened against any third party involving an infringement or misappropriation by such third party of any Owned Intellectual Property and, to the Knowledge of the Company, no third party is engaging in any activity that infringes, misappropriates or otherwise violates any Owned Intellectual Property.

(e) The Company IT Assets (i) operate and perform and have been maintained, in each case, in all material respects in a manner that enables the business of the Company and its Subsidiaries to be conducted, (ii) have not malfunctioned or failed any material respect, except for any malfunctions or failures that have been adequately remedied in all material respects, and (iii) except as would not result in a Company Material Adverse Effect, do not contain any Malicious Code. The Company has taken commercially reasonable technical, physical and organizational steps to protect the confidentiality, integrity and security of (A) the Company IT Assets (and all information and transactions stored or contained therein or transmitted thereby), including from Malicious Code, unauthorized use, access, interruption, modification or corruption, and (B) any trade secrets or confidential information of the Company. To the Knowledge of the Company, there have been no reportable unauthorized intrusions or breaches of security with respect to the Company IT Assets or unauthorized or unlawful use, disclosure or access to any trade secrets, confidential information or Personal Data.

(f) No Software used or held for use by the Company (the “Company Software”) incorporates, is integrated with, or links to any Open Source in such a manner (x) would subject any material Company Software to the terms of an Open Source license, (y) requires the contribution, licensing, provision or public disclosure to any Person of any source code or related source materials of any material Company Software, or (z) imposes material limitations on any of the Company’s or any of its Subsidiaries’ right to require royalty payments with respect to, or restricts further distribution of, any material Company Software. No source code or related source materials of any Company Software (i) has been disclosed to any Person, and no Person has been granted any current or contingent right to access, possess or use any such source code or related source materials other than Persons under a commercially reasonable duty to maintain the confidentiality of such source code or related source materials or (ii) is currently subject to any source code escrow requiring the deposit of such source code or providing access by any Person to the same.

Section 4.18 Data Privacy.

(a) Since the Lookback Date, the Company, and, to the Knowledge of the Company, any Person acting on behalf of the Company, has complied with and has not received any claim regarding violation of any, Applicable Laws, policies and contractual obligations regarding privacy and data security, except where the failure to so comply and conduct would not have a Company Material Adverse Effect. The execution, delivery, and performance by the Company of this Agreement and, with respect to the Company and its Subsidiaries, the consummation of the Transactions complies in all material respects with all Applicable Laws regarding privacy and data security, except where such failure would not have a Company Material Adverse Effect.

(b) Except as (x) has not been and would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, and (y) would not reasonably be expected to prevent or materially impair or delay the consummation the Transactions, there are no claims pending or, to the Knowledge of the Company, threatened, against, or any audit or investigations by any Governmental Authority involving, the Company or any of its Subsidiaries relating to the security, collection or use of Personal Data.

Section 4.19 Properties; Assets.

(a) Section 4.19(a) of the Company Disclosure Schedule sets forth a list of all material real property owned by the Company and its Subsidiaries as of the date of this Agreement (the “Owned Real Property”). Except as would not have a Company Material Adverse Effect, the

Company or one of its Subsidiaries has good, valid and marketable fee simple title to all Owned Real Property free and clear of all Liens, other than Permitted Liens. Except as would not have a Company Material Adverse Effect, the Company or one of its Subsidiaries, as applicable, has exclusive possession of each Owned Real Property, other than (i) rights arising under the Permitted Liens, and (ii) any use or other occupancy rights, without any options to purchase, granted to third-party tenants, licensees or other Persons pursuant to agreements entered into or otherwise permitted in the ordinary course of business.

(b) Section 4.19(b) of the Company Disclosure Schedule sets forth as of the date of this Agreement a list of all leases or subleases for material real property leased by the Company or its Subsidiaries as tenant or lessee (including as subtenant or sublessee) (collectively, the “Leased Real Property Leases”). Except as would not have a Company Material Adverse Effect, the Leased Real Property Leases are in full force and effect, subject to proper authorization and execution of such lease by the other party thereto and the Bankruptcy and Equity Exceptions. From the Lookback Date through the date of this Agreement, neither the Company nor any of its Subsidiaries has received written notice that it is in default under any Leased Real Property Lease (which default remains uncured), except as would not have a Company Material Adverse Effect. Except as would not have individually or in the aggregate a Company Material Adverse Effect, the Company or one of its Subsidiaries, as applicable, has exclusive possession of the real property demised under each Leased Real Property Lease, other than (i) rights arising under the Permitted Liens, and (ii) any use or other occupancy rights, without any options to purchase, granted to third-party owners, tenants, licensees or other Persons pursuant to agreements entered into or otherwise permitted in the ordinary course of business.

(c) Except as would not have a Company Material Adverse Effect, the Company or its Subsidiaries, as applicable, has a valid and enforceable right to use any real property that is used in the Company’s business as currently conducted but is not Owned Real Property or a Leased Real Property Lease.

(d) Except as would not have a Company Material Adverse Effect, the Company and its Subsidiaries have good and valid title to, or have a valid leasehold interest in, or a valid right under contract to use, all of the material tangible personal property reflected in the most recent Financial Statements included in the Company SEC Documents filed prior to the date of this Agreement as being owned by the Company or its Subsidiaries or acquired after the date thereof (except tangible personal properties sold or otherwise disposed of since the date thereof in the ordinary course of business), free and clear of all Liens, other than Permitted Liens. The tangible personal property owned by the Company and its Subsidiaries is in good operating condition and repair for its continued use as it has been used in all material respects, subject to reasonable wear and tear.

Section 4.20 Customers and Suppliers.

(a) Section 4.20 of the Company Disclosure Schedule sets forth a list of (i) the twenty-five (25) largest customers (each, a “Principal Customer”) of the Company and its Subsidiaries based on the combined consolidated revenues received from such Persons by the Company and its Subsidiaries with respect to the Company’s and its Subsidiaries’ (A) environmental services segment and (B) oil business segment for each of the fiscal year ended December 31, 2022 and the six-month period ended June 30, 2023 and (ii) the twenty-five (25) largest vendors (each, a “Principal Supplier”) to the Company and its Subsidiaries based on the combined consolidated cost of goods and services paid to such Persons by the Company and its Subsidiaries with respect to the Company’s and its Subsidiaries’ (A) environmental services segment and (B) oil business segment for each of the fiscal year ended December 31, 2022 and the six-month period ended June 30, 2023.

(b) From December 31, 2022 and through the date of this Agreement, neither the Company nor any of its Subsidiaries has received any written notice from any Principal Customer or Principal Supplier indicating that any such Person (i) is either ceasing, substantially reducing, materially altering the terms or conditions of their dealings, or (ii) intends to cease, substantially reduce, or materially alter the terms or conditions of their dealings with the Company or any of its Subsidiaries, except in each case as would have a Company Material Adverse Effect. To the Company’s Knowledge, there is no anticipated cancellation, termination, non-renewal or material alteration (including any material reduction in the rate or volume of purchases or sales or material increase in the prices charged or paid, as the case may be) involving any Principal Customer or Principal Supplier.

Section 4.21 Government Contracts.

(a) Since the Lookback Date and except as would not have a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries (i) has breached or violated any Applicable Law, certification, representation, clause, provision or requirement pertaining to any Government Contract nor received notice that the Company or any of its Subsidiaries, (ii) has breached or violated any Applicable Law, certification, representation, clause or provision pertaining to any Government Contract, (iii) is in breach of any Government Submission, (iv) is subject to any cost disallowance, withhold, offset, overpayment or credit requested by or on behalf of a Governmental Authority to any Government Contract, (v) has received any small business set-aside contract, any other set-aside contract or other order or contract requiring small business or other preferred bidder status pertaining to any Government Contract or (vi) has conducted or initiated any internal investigation, made a voluntary, or been obligated to provide a mandatory, disclosure to any Governmental Authority with respect to any alleged or potential irregularity, misstatement or omissions arising under or relating to a Government Submission.

(b) Except as would not have a Company Material Adverse Effect, to the Knowledge of the Company, all representations, certifications and statements executed, acknowledged or submitted by or on behalf of the Company or any of its Subsidiaries to a Governmental Authority or any other Person in connection with any Government Submission since the Lookback Date were current, accurate and complete as of its effective date.

(c) Since the Lookback Date, neither the Company nor any of its Subsidiaries, nor to the Knowledge of the Company, any of the Company’s officers, senior management or employees has been debarred, suspended or excluded from participation in the award or performance of any Government Contract for any reason, nor has any debarment, suspension or exclusion investigation been formally initiated.

Section 4.22 Anti-Corruption.

(a) None of the Company and its Subsidiaries, or, to the Knowledge of the Company, any of their respective officers, directors, employees or agents has, since the Lookback Date, taken any action in material violation of any applicable Anti-Corruption Laws or Trade Controls Laws.

(b) None of the Company and its Subsidiaries, or, to the Knowledge of the Company, any of their respective officers, directors, employees or agents has, since the Lookback Date, directly or indirectly, made or authorized any offer, gift, payment or promise of, any money or anything else of value, or provided any benefit to any Government Official for the purposes of improperly, in each case except as would not be material to the Company, (i) influencing any act or decision of such Government Official in his official capacity, (ii) inducing such Government Official to do or omit to do any act in violation of the lawful duty of such Government Official, (iii) securing any improper advantage or (iv) inducing such Government Official to use his or her influence with another Government Official, in order to obtain or retain business or direct any business to the Company or its Subsidiaries.

(c) The Company and its Subsidiaries have instituted, maintained and enforced policies and procedures designed to promote and reasonably ensure compliance in all material respects with all applicable Anti-Corruption Laws.

Section 4.23 Takeover Provisions. Assuming the accuracy of the representations and warranties in Section 5.10, except as set forth on Section 4.23 of the Company Disclosure Schedule, no “fair price”, “moratorium”, “control share acquisition” or other similar anti-takeover statute or regulation of any Governmental Authority or any anti-takeover provision in the Company Governing Documents (other than with respect to the requirements for the Stockholder Approval) is applicable to the Company or the Company Common Stock.

Section 4.24 Interested Party Transactions. As of the date of this Agreement, there are no Contracts or transactions, and no, change, effect, development, circumstance, condition or occurrence that would be required to be reported by the Company pursuant to Item 404 of Regulation S-K.

Section 4.25 Brokers’ Fees. Except for William Blair & Company L.L.C. (“William Blair”) and Stifel, Nicolaus & Company Incorporated (“Stifel”), no Person has acted as a broker, finder or financial advisor for the Company in connection with the Transactions and no such Person is entitled to any fee or commission or like payment from the Company in respect thereof. The Company has made available to Parent a copy of the Company’s engagement letters with William Blair and Stifel relating to the Transactions.

Section 4.26 Fairness Opinion. The Company Board has received the written opinion (or oral opinion to be confirmed in writing) of Stifel, dated on or about the date of this Agreement, to the effect that, as of the date of such opinion and subject to the limitations, qualifications, disclaimers and assumptions set forth in such opinion, the Per Share Merger Consideration to be received by the holders of the Company Common Stock (other than as set forth in the opinion) pursuant to this Agreement is fair from a financial point of view to such holders. A duly executed, true, complete and correct copy of such written opinion has been made available to Parent solely for information purposes promptly following its delivery to the Company Board (it being understood and agreed that such written opinion is for the benefit of the Company Board and may not be relied upon by Parent or Merger Sub). Such opinion has not been amended or rescinded as of the date of this Agreement.

Section 4.27 Information in the Proxy Statement. None of the information supplied or to be supplied by or on behalf of the Company expressly for inclusion or incorporation by reference in the Proxy Statement (or any amendment thereof or supplement thereto) will, on the date on which the Proxy Statement is first mailed to stockholders of the Company or at the time of the Company Meeting, contain any untrue statement of any material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not false or misleading. Notwithstanding the foregoing, no representation or warranty is made by the Company with respect to information or statements made or incorporated by reference in the Proxy Statement that were supplied by or on behalf of Parent or Merger Sub or their respective Affiliates for use therein or information or statements supplied by or on behalf of the Guarantor, the Parent Related Parties, the HVP Equity Investors or the Debt Financing Sources.

Section 4.28 No Other Representations or Warranties. Except for the representations and warranties set forth in this Article 4, neither the Company nor any other Person makes any express or implied representation or warranty with respect to the Company or its Subsidiaries or their respective businesses, operations or affairs or with respect to any other information made available to Parent or Merger Sub in connection with this Agreement, the Merger or the other Transactions. Neither the Company nor any other Person will have or be subject to any liability or indemnification obligation to Parent, Merger Sub or any other Person resulting from the making available to Parent or Merger Sub of, or Parent’s or Merger Sub’s use of, any such information, including any information, documents, projections, forecasts of other material made available to Parent or Merger Sub in “data rooms” or management presentations in expectation of this Agreement, the Merger or the other Transactions, unless, and to the extent that, any such information is expressly included in a representation or warranty contained in this Article 4.

ARTICLE 5

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Parent and Merger Sub represent and warrant to the Company that:

Section 5.01 Corporate Existence and Power. Each of Parent and Merger Sub is a corporation duly incorporated, validly existing and in good standing under the laws of its jurisdiction of formation and has all corporate powers required to carry on its business as now conducted.

Section 5.02 Corporate Authorization. Each of Parent and Merger Sub has all requisite corporate power and authority to enter into this Agreement and to consummate the Transactions. The execution and delivery by Parent and Merger Sub of this Agreement and the consummation by Parent and Merger Sub of the Transactions have been duly authorized by all necessary corporate action on the part of Parent and Merger Sub. Parent, as sole stockholder of Merger Sub, has adopted this Agreement in accordance with the DGCL. This Agreement constitutes a valid and binding agreement of each of Parent and Merger Sub, enforceable against each such Person in accordance with its terms, except as such enforceability may be limited by the Bankruptcy and Equity Exceptions.

Section 5.03 Consents and Approvals; No Violations. None of the execution, delivery or performance of this Agreement by Parent and Merger Sub, the consummation by Parent and Merger Sub of the Merger or any of the other Transactions or compliance by Parent and Merger Sub with any of the provisions of this Agreement will (a) conflict with or result in any breach of any provision of the certificate of incorporation or bylaws (or similar governing documents) of Parent or the certificate of incorporation and bylaws of Merger Sub, (b) require any filing by Parent or Merger Sub with, or the obtaining of any permit, authorization, consent or approval of, any Governmental Authority (except for (i) compliance with any applicable requirements of the Exchange Act, (ii) any filings as may be required under the DGCL in connection with the Merger, (iii) filings, permits, authorizations, waiting period terminations or expirations, consents and approvals as may be required under the HSR Act and any other Required Governmental Approvals, (iv) such filings with the SEC as may be required to be made by Parent or Merger Sub in connection with this Agreement and the Merger or (v) such filings as may be required under the rules and regulations of the NASDAQ in connection with this Agreement and the Merger), (c) automatically result in a modification, violation or breach of, or constitute (with or without notice or lapse of time or both) a default (or give rise to any right, including, but not limited to, any right of termination, amendment, cancellation or acceleration) under, any of the terms, conditions or provisions of any contract, commitment or arrangement (whether written or oral) to which Parent, Merger Sub or any other Subsidiary of Parent is a party, or by which they or any of their respective properties or assets may be bound or affected, or (d) violate any Order or Applicable Law applicable to Parent or Merger Sub or any of their respective properties or assets; except in each of clauses (b), (c) or (d) where (i) any failure to obtain such permits, authorizations, consents or approvals, (ii) any failure to make such filings or (iii) any such modifications, violations, rights, breaches or defaults have not had and would not have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.04 Capitalization and Operation of Merger Sub. The authorized capital stock of Merger Sub consists of 100 shares of common stock, par value $0.001 per share, all of which are validly issued and outstanding. All of the issued and outstanding capital stock of Merger Sub is, and as of the Effective Time will be, owned by Parent. Merger Sub has been formed solely for the purpose of engaging in the Transactions and through the Effective Time will have engaged in no other business activities and will have incurred no liabilities or obligations other than in connection with the Transactions.

Section 5.05 No Vote of Parent Stockholders; Required Approval. No vote or consent of the holders of any class or series of capital stock of Parent or the holders of any other securities of Parent (equity or otherwise) is necessary to adopt this Agreement or to approve the Merger or the other Transactions. The vote or consent of Parent as the sole stockholder of Merger Sub is the only vote or consent of the holders of any class or series of capital stock of Merger Sub necessary to adopt this Agreement, which consent shall be given immediately following the execution of this Agreement.

Section 5.06 Litigation. As of the date of this Agreement, there is no Proceeding pending against or, to the knowledge of Parent, threatened in writing against or affecting, Parent or Merger Sub or any of Parent’s other Subsidiaries that would have, individually or in the aggregate, a Parent Material Adverse Effect. Neither Parent nor Merger Sub nor any of Parent’s other Subsidiaries is subject to any Order that would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.07 Available Funds. Each of Parent and Merger Sub affirms that it is not a condition to the Closing or to any of its other obligations under this Agreement that Parent or Merger Sub obtain financing for or related to any of the Transactions. Parent and Merger Sub have received (a) executed equity commitment letters dated the date of this Agreement (including all exhibits, schedules, annexes, supplements and amendments thereto, collectively, the “Equity Commitment Letters”) from (i) the Guarantor, pursuant to which the Guarantor has committed to invest cash, subject to (and only to) the terms and conditions therein, in an aggregate amount set forth therein and (ii) the HVP Equity Investors pursuant to which the HVP Equity Investors have committed to invest cash, subject to (and only to) the terms and conditions therein, in an aggregate amount set forth therein (together with the Guarantor’s commitment under the Guarantor’s Equity Commitment Letter, collectively, the “Equity Financing”), and (b) an executed debt commitment letter dated as of the date of this Agreement (including all exhibits, schedules, annexes, supplements and amendments thereto and each fee and engagement letter related thereto, with only the fee amounts and any economic provisions of the “market flex provisions” of the fee letter, if any, redacted (none of which redacted provisions adversely affect the availability of or impose any additional conditions on the availability of the Debt Financing at the Closing), collectively, the “Debt Commitment Letter” and, together with the Equity Commitment Letters, the “Commitment Letters”) from the

Debt Financing Sources pursuant to which such Debt Financing Sources have committed, subject to the terms and solely to the conditions set forth therein, to provide to Parent and Merger Sub the amount of financing set forth in the Debt Commitment Letter (the “Debt Financing” and, together with the Equity Financing, the “Financing”). A true, correct, complete and fully-executed copy of each Commitment Letter and any related engagement letter and fee letter (except for provisions in the fee letter related solely to fees and economic terms (other than covenants) that may be redacted at the request of the Debt Financing Sources) as in effect on the date of this Agreement has been previously provided to the Company. Subject to the satisfaction (or waiver) of the conditions set forth in the Commitment Letters, the aggregate proceeds contemplated by the Commitment Letters will be sufficient, when funded to enable Parent and Merger Sub to consummate the Transactions (including the refinancing of existing Indebtedness of the Company to be paid at the Closing) and pay all amounts (including fees, premiums, and expenses) required to be paid by Parent and/or Merger Sub hereunder at the Closing in connection with the Transactions. There are no conditions precedent related to the Equity Financing as contemplated by the Equity Commitment Letters or the Debt Financing as contemplated by the Debt Commitment Letter, other than as set forth in the applicable Commitment Letter, and as of the date of this Agreement none of the respective commitments contained in the Equity Commitment Letters or Debt Commitment Letter have been withdrawn, terminated or rescinded in any respect. Each Commitment Letter is valid and in full force and effect and enforceable against Parent and Merger Sub and, to the knowledge of Parent, each other Person party thereto, subject to the Bankruptcy and Equity Exceptions, and as of the date of this Agreement Parent has not amended, modified, supplemented, or waived any of the conditions or contingencies to funding contained therein (including definitive agreements related thereto) or any other provision of, or remedies under, the Commitment Letters (including definitive agreements related thereto). As of the date of this Agreement, no event has occurred which, with or without notice, lapse of time or both, would constitute a breach or default on the part of Parent or Merger Sub or, to the knowledge of Parent or Merger Sub, any of the other parties thereto, under the Commitment Letters that has not been cured or irrevocably waived or that would otherwise make the Financing not available on the Closing Date. As of the date of this Agreement, none of the Commitment Letters has been amended or modified, no such amendment or modification is pending or contemplated by Parent or Merger Sub (other than amending the Debt Commitment Letter to add lenders, arrangers, bookrunners, agents, managers or similar entities that have not executed the Debt Commitment Letter as of the date of this Agreement) or to the knowledge of Parent, the other parties thereto. Parent or Merger Sub has fully paid all commitment and other fees to the extent (if any) required to be paid under the Commitment Letters on or prior to the date of this Agreement, and will timely pay all commitment and other fees to the extent (if any) required to be paid under the Commitment Letters after the date of this Agreement. As of the date of this Agreement, assuming the satisfaction of the conditions set forth in Section 7.01 and Section 7.02, neither Parent nor Merger Sub has any reason to believe that it or any other party will be unable to satisfy on a timely basis any applicable condition to the Financing, and to Parent’s knowledge there are no facts or circumstances that will result in (x) any of the conditions set forth in the Commitment Letters not being satisfied or (y) the Financing not being made available to Parent and Merger Sub on a timely basis in order to consummate the Transactions on the Closing Date. There are no side letters or other contracts or arrangements that could affect the amount, availability or conditions of the Financing other than as expressly set forth in the Commitment Letters which have been previously furnished to the Company.

Section 5.08 Solvency. Assuming (a) satisfaction of the conditions to Parent’s obligation to consummate the Merger, and after giving effect to the Transactions, including the Financing and the payment of the amounts contemplated in Article 2, including the Aggregate Consideration, (b) any repayment or refinancing of Indebtedness contemplated in this Agreement or the Commitment Letters, (c) that the Company and its Subsidiaries, taken as a whole, are solvent immediately prior to the Closing, (d) that all cost estimates, financial or other projections and other predictions of the Company have been prepared in good faith based upon assumptions that were and continue to be reasonable, immediately after giving effect to the Transactions, (e) the accuracy in all material respects of the representations and warranties of the Company set forth in Article 4, (f) payment of all amounts required to be paid in connection with the consummation of the Transactions, and (g) payment of all related fees and expenses, Parent and the Surviving Corporation and its Subsidiaries, taken as a whole, will be Solvent as of the Effective Time and immediately after the consummation of the Transactions. For the purposes of this Agreement, the term “Solvent” when used with respect to any Person, means that, as of any date of determination (x) the amount of the “fair saleable value” of the assets of such Person will, as of such date, exceed the sum of (i) the value of all “liabilities of such Person, including contingent and other liabilities,” as of such date, as such quoted term; are generally determined in accordance with Applicable Laws governing determinations of the insolvency of debtors, plus (ii) the amount that will be required to pay the probable liabilities of such Person on its existing debts (including contingent and other liabilities) as such debts become absolute and mature, (y) such Person will not have, as of such date, an unreasonably small amount of capital for the operation of the businesses in which it is engaged or proposed to be engaged following such date, and (z) such Person will be able to pay its liabilities, including contingent and other liabilities, as they mature. For purposes of this definition, “not have an unreasonably small amount of capital for the operation of the businesses in which it is engaged or proposed to be engaged” and “able to pay its liabilities, including contingent and other liabilities, as they mature” means that such Person will be able to generate enough cash from operations, asset dispositions or refinancing, or a combination thereof, to meet its obligations as they become due.

Section 5.09 Absence of Certain Agreements. As of the date of this Agreement, neither Parent, Merger Sub nor any of their respective Affiliates has entered into any Contract, or authorized, committed or agreed to enter into any Contract, (a) except for the Support Agreements, between Parent, Merger Sub or any of their Affiliates, on the one hand, and any member of the Company’s management or the Company Board, on the other hand, that relate to the Company, any of the Company’s Subsidiaries or the Transactions, (b) pursuant to which any stockholder of the Company would be entitled to receive in respect of any share, consideration of a different amount or nature than the Per Share Merger Consideration or pursuant to which any stockholder of the Company has agreed to vote to adopt this Agreement or has agreed to vote against any Superior Proposal or (c) pursuant to which any stockholder of the Company or any of its Subsidiaries has agreed to make an investment in, or contribution to, Parent or Merger Sub in connection with the Transactions. Except for the Support Agreements, there are no Contracts between Parent, Merger Sub, or any of their respective Affiliates, on the one hand, and any member of the Company’s management or directors, on the other hand, as of the date of this Agreement that relate in any way to, or are in connection with, the Transactions.

Section 5.10 Stock Ownership. Neither Parent nor Merger Sub nor any of their respective Affiliates is, nor at any time during the last three (3) years has been, an “interested stockholder” of the Company as defined in Section 203 of the DGCL.

Section 5.11 Limited Guarantee. Concurrently with the execution of this Agreement, the Guarantor has delivered to the Company a true, complete and correct copy of the duly executed Limited Guarantee. The Limited Guarantee is in full force and effect, has not been amended or modified and constitutes a legal, valid and binding obligation of the Guarantor, enforceable against it in accordance with its terms, subject to the Bankruptcy and Equity Exceptions. No event has occurred that, with notice or lapse of time or both, would, or would reasonably be expected to, constitute a default on the part of the Guarantor pursuant to the Limited Guarantee.

Section 5.12 Brokers’ Fees. Other than the engagement of Houlihan Lokey, Inc. by Parent to act as financial advisor, no Person has acted, directly or indirectly, as a broker, finder or financial advisor for Parent or Merger Sub in connection with the Transactions and no such Person is entitled to any fee or commission or like payment from Parent or Merger Sub in respect thereof.

Section 5.13 Information in the Proxy Statement. None of the information supplied by or on behalf of Parent or Merger Sub or their respective Affiliates expressly for inclusion or incorporation by reference in the Proxy Statement (or any amendment thereof or supplement thereto) will, on the date on which the Proxy Statement is first mailed to stockholders of the Company or at the time of the Company Meeting, contain any untrue statement of any material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they are made, not false or misleading. Notwithstanding the foregoing, no representation or warranty is made by Parent with respect to information or statements made or incorporated by reference in the Proxy Statement that were not supplied by or on behalf of Parent or Merger Sub or their respective Affiliates for use therein.

Section 5.14 Investment Intention; Acknowledgement and Sophistication.

(a) Parent is acquiring through the Merger the shares of capital stock of the Surviving Corporation for its own account, for investment purposes only and not with a view to the distribution (as such term is used in Section 2(11) of the Securities Act) thereof. Parent understands that the shares of capital stock of the Surviving Corporation will not be registered under the Securities Act or any blue sky laws and cannot be sold unless subsequently registered under the Securities Act, any applicable blue sky laws or pursuant to an exemption from any such registration.

(b) Parent hereby represents and warrants that Parent is directed by Persons who are sophisticated as contemplated by Rule 506(b)(2)(ii) promulgated under the Securities Act and that Parent has such knowledge and experience in financial and business matters that Parent is capable of evaluating the merits and risks of the Transactions, including the Merger.

Section 5.15 Investigation; Limitation on Warranties; Disclaimer of Other Representations and Warranties. Each of Parent and Merger Sub has conducted its own independent review and analysis of the business, operations, assets, intellectual property, technology, liabilities, results of operations, financial condition and prospects of the Company and its Subsidiaries and acknowledges that each of Parent and Merger Sub has been provided sufficient access to personnel, properties, premises and records of the Company and its Subsidiaries for such purposes. In entering into this Agreement, each of Parent and Merger Sub has relied solely upon its independent investigation and analysis of the Company and its Subsidiaries, and each of Parent and Merger Sub acknowledges and agrees that, it has not been induced by and has not relied upon any representations, warranties or statements, whether express or implied, made by the Company, any of its Subsidiaries, or any of their respective Affiliates, stockholders, controlling persons or Company representatives except for the representations and warranties of the Company expressly set forth in this Agreement, whether or not such representations, warranties or statements were made in writing or orally. Each of Parent and Merger Sub acknowledges and agrees that, to the fullest extent permitted by Applicable Law, the Company and its Subsidiaries, and their respective Affiliates, stockholders, controlling persons or Representatives shall not have any liability or responsibility whatsoever to Parent, Merger Sub, any of Parent’s Subsidiaries, or their respective Affiliates, stockholders, controlling persons or Representatives on any basis (including in contract or tort, under federal or state securities laws or otherwise) based upon any information (including any statement, document or agreement delivered pursuant to this Agreement and any financial statements and any projections, estimates or other forward-looking information) provided or made available (including in any data rooms, management presentations, information or descriptive memorandum or supplemental information), or statements made (or any omissions therefrom), to Parent, Merger Sub, any of Parent’s Subsidiaries or any of their Representatives, or any Affiliates, stockholders, or controlling persons of Parent or Merger Sub, except as and only to the extent expressly set forth in this Agreement (as qualified by the Company Disclosure Schedule). Parent and Merger Sub each acknowledge and agree that, except for the representations and warranties expressly set forth in Article 4, (a) the Company does not make, and has not made, any representations or warranties relating to the Company or its Subsidiaries or their respective businesses, operations or affairs or otherwise in connection with the Merger or the other Transactions, and Parent and Merger Sub are not relying on any representation or warranty except for those expressly set forth in Article 4, (b) no Person has been authorized by the Company to make any representation or warranty relating to the Company or its Subsidiaries or their respective businesses, operations or affairs or otherwise in connection with the Merger or the other Transactions, and if made, such representation or warranty must not be relied upon by Parent or Merger Sub as having been authorized by or on behalf of the Company, and (c) any estimates, projections, predictions, data, financial information, memoranda, presentations or any other materials or information provided or otherwise made available to Parent, Merger Sub or any of their Representatives are not and shall not be deemed to be or include representations or warranties unless any such materials or information is the subject of an express representation or warranty set forth in Article 4. Notwithstanding the foregoing, nothing in this Section 5.15 is intended to modify or limit in any respect any of the representations or warranties of the Company in Article 4.

ARTICLE 6

COVENANTS

Section 6.01 Conduct of the Company. The Company agrees that between the date of this Agreement and the Effective Time or, if earlier, the date, if any, on which this Agreement is validly terminated pursuant to Section 8.01, except (a) as set forth in Section 6.01 of the Company Disclosure Schedule, (b) as required pursuant to or permitted by this Agreement (including Section 6.02 and Section 6.03), (c) as may be required by Applicable Law or any Governmental Authority, or (d) as consented to in writing by Parent (which consent shall not be unreasonably withheld, conditioned or delayed), the Company shall use commercially reasonable efforts to conduct its and its Subsidiaries’ businesses in all material respects in the ordinary course (except to the extent prohibited by this Section 6.01) and to the extent consistent with the foregoing, the Company shall use commercially reasonable efforts to (x) preserve in the ordinary course of business the Company’s and its Subsidiaries’ material business organizations, material assets and material properties intact and in good working order and condition, ordinary wear and tear excepted, and in the ordinary course of business maintain in all material respects existing or satisfactory relations with its and their material commercial relationships with third parties (including with Governmental Authorities and material customers, suppliers, service providers, creditors, partners and lessors) and (y) maintain in effect all material business Company Permits and material insurance policies (subject to the right to replace such insurance policies with comparable coverage) necessary for the conduct of the business of the Company and its Subsidiaries as conducted on the date of this Agreement. Without limiting the generality of the foregoing, except (i) as set forth in Section 6.01 of the Company Disclosure Schedule, (ii) as required pursuant to or permitted by this Agreement (including Section 6.02 and Section 6.03), (iii) as may be required by Applicable Law or (iv) as consented to in writing by Parent (which consent shall not be unreasonably withheld, conditioned or delayed), the Company agrees that between the date of this Agreement and the Effective Time or, if earlier, the date, if any, on which this Agreement is validly terminated pursuant to Section 8.01, the Company shall not, and shall not permit any of its Subsidiaries to:

(a) adopt any change or amendment to the Company Governing Documents or other comparable charter or organizational documents of the Company’s Subsidiaries (whether by merger, consolidation or otherwise);

(b) establish a record date for, declare, set aside, make or pay any dividend or other distribution with respect to the capital stock of the Company, whether payable in cash, stock, property or a combination thereof, in each case that would be outside the ordinary course of business; provided, that the foregoing shall not restrict dividends or other distributions from any wholly owned Subsidiary to the Company (or any other direct or indirect Subsidiary of the Company);

(c) issue, sell or grant any Company Securities;

(d) adopt a plan or agreement of, or resolutions providing for or authorizing, complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization with respect to the Company or any of its Subsidiaries;

(e) except (i) as required by the terms of any Company Benefit Plan set forth on Section 4.13(a) of the Company Disclosure Schedule, as in effect on the date of this Agreement, or (ii) to the extent necessary to comply with, or satisfy an exemption from, Section 409A of the Code or other applicable Law, (A) increase the compensation or benefits payable or to become payable to any Employee, other than increases in compensation in the ordinary course of business to non-executive Employees, (B) grant or promise to grant any Employee any award or benefit or any increase in severance or termination pay, other than in the ordinary course of business to non-executive Employees, (C) enter into any written employment, consulting, retention, change in control, severance or termination agreement with any Employee, other than in the ordinary course of business to non-executive Employees or (D) establish, amend, adopt or enter into any collective bargaining agreement or Company Benefit Plan;

(f) hire or terminate the employment or service of any named executive officer of the Company (or any individual who would reasonably be expected to be a named executive officer of the Company for fiscal year 2023 pursuant to Item 402 of Regulation S-K of the Exchange Act);

(g) implement any employee layoffs that would implicate the WARN Act;

(h) permit or allow any Employee or any other Person to participate in the Company NQDC Plan;

(i) acquire any business or capital stock of any Person or division thereof, whether in whole or in part (and whether by purchase of stock, purchase of assets, merger, consolidation, or otherwise), in each case, for consideration in excess of $10,000,000 individually or $20,000,000 in the aggregate;

(j) dispose of any business line, division or similar material asset, whether in whole or in part (and whether by sale of stock, sale of assets, merger, consolidation, or otherwise), in each case, for consideration in excess of $1,000,000 individually or $5,000,000 in the aggregate;

(k) make any material change to any of the accounting methods used by the Company, except for such changes that are permitted by GAAP or Regulation S-X promulgated under the Exchange Act;

(l) (i) issue any debt securities or incur, create or assume or otherwise become liable or responsible for any Indebtedness; (ii) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the Indebtedness of any other Person that is not a controlled Affiliate of the Company for borrowed money; (iii) make any loans, advances or capital contributions to, or investments in, any other Person; or (iv) cancel any Indebtedness or waive any claims or rights of substantial value, in each case for purposes of this clause (l), for amounts in excess of $1,000,000 individually or $5,000,000 in the aggregate;

(m) (i) make, change, or rescind any material Tax election, (ii) other than in the ordinary course of business, materially change any annual Tax accounting period, (iii) other than in the ordinary course of business adopt or change any material method of Tax accounting, (iv) other than in the ordinary course of business, enter into a material closing agreement, Tax sharing agreement or Tax indemnity agreement, in each case, relating to any material amount of Taxes, (v) other than in the ordinary course of business, settle any material Tax claim, audit or assessment relating to a material amount of Taxes in excess of the amount reserved with respect thereto, (vi) other than in the ordinary course of business surrender any material right to claim a material Tax refund, (vii) other than in the ordinary course of business, file any material amended Tax Return, or (viii) other than in the ordinary course of business, give or request any material extension or waiver of the limitation period applicable to any material Tax claim or assessment;

(n) (i) (A) modify or amend in any material respect, (B) terminate (other than terminations pursuant to the expiration of its term), fail to renew (if renewal on terms not less favorable terms to the Company than those in effect on the date of this Agreement are available) or cancel or (C) waive, release or assign any material rights or claims with respect to, any Material Contract or (ii) enter into any Contract that, if entered into prior to the date of this Agreement, would qualify as a Material Contract (other than Material Contracts with Principal Customers or Principal Suppliers or Government Contracts, in each case entered into in the ordinary course of business);

(o) except as may be required by Applicable Laws, become a party to, establish, adopt, amend, commence participation in or terminate any collective bargaining agreement or other agreement with a labor union, works council or similar organization;

(p) make any capital expenditures or incur any obligations or liabilities in respect thereof, except (i) in accordance with the capital expenditures budget for the Company made available to Parent or (ii) not to exceed $1,000,000 individually or $5,000,000 in the aggregate;

(q) settle any Proceeding, in each case, made by or pending against the Company or any of its Subsidiaries, or any of its or their respective officers and directors in their respective capacities as such, other than the settlement of Proceedings that do not require payment by the Company or any Subsidiary of an amount in excess of $1,000,000 or $5,000,000 in the aggregate; provided, however, that neither the Company nor any of its Subsidiaries shall be permitted to settle any Proceeding that would involve injunctive or equitable relief on the Company or any of its Subsidiaries, impose any restrictions or changes on the business or operations of the Company or any of its Subsidiaries or of any present or future Affiliate of the Company or any of its Subsidiaries (including, after the Effective Time, Parent and its Subsidiaries) (other than any such restrictions or changes that are immaterial and do not have an adverse effect on the business, operations or prospects of the Company or any of its Subsidiaries or, after the Effective Time, Parent and its Subsidiaries), or involve any admission of any wrongdoing by the Company or any of its Subsidiaries;

(r) enter into any material new line of business other than any line of business that is reasonably ancillary to any existing line of business as of the date of this Agreement;

(s) sell, lease, assign, abandon, or permit to lapse, prematurely fail to maintain, exclusively license or otherwise transfer or dispose of or grant any option or exclusive rights in, to or under, any material Owned Intellectual Property (for the avoidance of doubt, including any Registered Company Intellectual Property), or permit or allow all or any portion of any material Owned Intellectual Property (for the avoidance of doubt, including any Registered Company Intellectual Property) to be subjected to any Lien, other than Permitted Liens or Liens that will be released at or prior to the Closing;

(t) enter into or adopt any “poison pill” or similar stockholder rights plan; or

(u) authorize, commit or agree to take any of the foregoing actions.

Notwithstanding the foregoing, (x) nothing contained in this Agreement shall give to Parent or Merger Sub, directly or indirectly, rights to control or direct the operations of the Company or any of its Subsidiaries prior to the Effective Time and (y) prior to the Effective Time, the Company and its Subsidiaries shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over their operations. In addition, notwithstanding the foregoing, nothing in this Section 6.01 shall restrict the Company or any of its Subsidiaries from, or require the consent of Parent prior to, engaging in any transaction or entering into any agreement exclusively among the Company and one or more of its Subsidiaries to the extent done in the ordinary course of business consistent with past practice.

Section 6.02 Go-Shop; Unsolicited Proposals.

(a) During (x) the period beginning on the date of this Agreement and continuing until 11:59 p.m. Eastern time on August 23, 2023 (the “Go-Shop Period,” and the first (1st) calendar day immediately after the last day of the Go-Shop Period, the “Non-Solicitation Start Date”), and (y) any period until the receipt of the Stockholder Approval if such action is in respect of an Excluded Person, the Company and its Subsidiaries and its and their Representatives shall have the right to: (i) solicit, initiate, facilitate and encourage any inquiry, proposal or offer that could constitute an Acquisition Proposal, including by way of entering into Acceptable Confidentiality Agreements and providing access to non-public information to any Person pursuant to the terms thereto; provided, however, that (x) any such nonpublic information has previously been made available to Parent or is made available to Parent prior to, or substantially concurrently with, the time such information is made available to such Person, and (y) any competitively sensitive information or data provided to any such Person who is, or whose Affiliates include, a direct competitor of the Company or any of its Subsidiaries will be provided in a separate “clean data room” and subject to customary “clean team” arrangements regarding access to such information or data, as determined by the Company in good faith after having obtained advice from its outside legal counsel; (ii) engage in, continue, enter into and otherwise participate in any discussion or negotiation with any Person with respect to any Acquisition Proposal; (iii) otherwise cooperate with, assist, participate in, and facilitate any such inquiry, proposal, offer, discussion or negotiation and any effort or attempt to make any Acquisition Proposal, including through the waiver or release by the Company, at its sole discretion, of any standstill or similar agreement with any Person; and (iv) take any other action and make any other decision with respect to any Acquisition Proposal not otherwise prohibited by the terms of this Agreement.

(b) Subject to Section 6.03(a), and except as permitted by Section 6.02(a) or any other provision of this Section 6.02, during the period commencing on the Non-Solicitation Start Date, and continuing until the earlier to occur of the Effective Time or the termination of this Agreement pursuant to and in accordance with Section 8.01:

(i) immediately upon the Non-Solicitation Start Date, the Company and its Subsidiaries shall, and shall cause their respective Representatives to, immediately cease all actions permitted by Section 6.02(a) with any Third Party (other than any Excluded Person and its Representatives) that may be ongoing with respect to an Acquisition Proposal;

(ii) the Company shall not, nor shall the Company permit any of its Subsidiaries to, nor shall the Company authorize or knowingly permit any of its Representatives or any of its Subsidiaries’ Representatives to, directly or indirectly (other than with respect to Parent and Merger Sub), (A) solicit, initiate, knowingly facilitate or knowingly encourage any inquiries (including by way of providing information), proposals or offers that constitute, or that would reasonably be expected to lead to, an Acquisition Proposal (other than with respect to any Excluded Person and its Representatives), (B) knowingly engage in, continue or otherwise participate in any discussions or negotiations with any Third Party (other than with respect to any Excluded Person and its Representatives) regarding an Acquisition Proposal, or furnish to any Third Party (other than with respect to any Excluded Person and its Representatives) information or data or provide to any Third Party (other than with respect to any Excluded Person and its Representatives) access to the businesses, properties, assets or personnel of the Company or any of its Subsidiaries in connection with, for the purpose of encouraging or facilitating, an Acquisition Proposal, (C) approve, endorse, recommend, or execute or enter into any agreement, arrangement or understanding, including any letter of intent, memorandum of understanding, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement or similar agreement respect to an Acquisition Proposal (other than an Acceptable Confidentiality Agreement and other than with respect to any Excluded Person) or (other than with respect to any Excluded Person) enter into any agreement, contract or commitment requiring the Company to abandon, terminate, breach or fail to consummate the Transactions, or (D) resolve, propose or agree to do any of the foregoing; and

(iii) the Company shall, and shall cause its Subsidiaries to, and shall direct the Company’s and its Subsidiaries’ Representatives to, immediately upon the Non-Solicitation Start Date cease and terminate any existing solicitation, discussion or negotiation with any Third Party (other than any Excluded Person and its Representatives) theretofore conducted by the Company, its Subsidiaries or their respective Representatives with respect to an Acquisition Proposal and the Company shall immediately upon the Non-Solicitation Start Date terminate any electronic “data room” or similar access previously granted to any Third Party (other than any Excluded Person and its Representatives) and request that all non-public information previously provided by or on behalf of the Company or any of its Subsidiaries to any such Third Party (other than any Excluded Person and its Representatives) be returned or destroyed in accordance with the applicable Acceptable Confidentiality Agreement.

(c) Notwithstanding anything to the contrary contained in Section 6.02(a), if, at any time on or after the Non-Solicitation Start Date, but prior to the receipt of Stockholder Approval, (i) the Company receives a bona fide unsolicited written Acquisition Proposal from a Third Party, (ii) such Acquisition Proposal did not, directly or indirectly, result from or arise out of a breach of Section 6.02(a) (other than immaterial breaches), (iii) the Company Board (or any duly authorized committee thereof) determines in good faith, after consultation with the Company’s outside financial advisor and outside legal counsel, that such Acquisition Proposal constitutes, or would reasonably be expected to lead to, a Superior Proposal and (iv) the Company Board determines in good faith, after consultation with the Company’s outside legal counsel, that failure to take such action would reasonably be expected to be inconsistent with the fiduciary duties of the Company Board under Delaware law, then the Company and its Representatives may, without limiting its notice obligations set forth in Section 6.02(d), (A) furnish information and data with respect to the Company and its Subsidiaries to the Third Party making such Acquisition Proposal and its Representatives and afford such Third Party and its Representatives access to the businesses, properties, assets and personnel of the Company and its Subsidiaries; provided, however, that that (x) any such nonpublic information has previously been made available to Parent or is made available to Parent prior to, or substantially concurrently with, the time such information is made available to such Person, and (y) any competitively sensitive information or data provided to any such Person who is, or whose Affiliates include, a direct competitor of the Company or any of its Subsidiaries will be provided in a separate “clean data room” and subject to customary “clean team” arrangements regarding access to such information or data, as reasonably determined by the Company with advice from its outside legal counsel, and (B) enter into, maintain and participate in discussions or negotiations with the Third Party making such Acquisition Proposal and its Representatives regarding such Acquisition Proposal or otherwise cooperate with or assist or participate in, or facilitate, any such discussions or negotiations (including by entering into a customary confidentiality agreement with such Third Party for the purpose of receiving non-public information relating to such Third Party and its business); provided, however, that the Company will not, and will not permit its Subsidiaries or its or their Representatives to, furnish any non-public information except pursuant to an Acceptable Confidentiality Agreement. Notwithstanding anything to the contrary contained in this Agreement, the Company and its Representatives may (x) following the receipt of an Acquisition Proposal from a Third Party, and provided that the Company shall have complied in all material respects with the requirements of Section 6.02 with respect to such Acquisition Proposal, contact such Third Party in order to clarify and understand the terms and conditions of an Acquisition Proposal made by such Third Party so as to determine whether such Acquisition Proposal constitutes, or could reasonably be expected to lead to, a Superior Proposal and (y) direct any Persons to this Agreement, including the specific provisions and restrictions of Section 6.02. For the avoidance of doubt, notwithstanding anything contained herein to the contrary, the foregoing provisions of this Section 6.02 will not prevent the Company Board from waiving any standstill agreements entered into by Third Parties in favor of the Company.

(d) Within twenty-four (24) hours following the expiration of the Go-Shop Period, the Company shall deliver to Parent a list identifying all Excluded Persons as of such date (excluding Affiliates of any other Excluded Persons) and the Acquisition Proposal with respect to which the Company Board made the determination that each Excluded Person is an Excluded Person and copies of the terms and conditions of any such Acquisition Proposal made by each such Excluded Person, or where no such copies are available, a reasonably detailed written description thereof. From the Non-Solicitation Start Date until the earlier to occur of the Effective Time or the valid termination of this Agreement pursuant to and in accordance with Section 8.01, the Company shall as promptly as reasonably practicable (and in any event within twenty-four (24) hours) notify Parent if any Acquisition Proposal is received by it or any of its Representatives from a Third Party (other than any Excluded Person and its Representatives) after the Non-Solicitation Start Date, or any non-public information is requested from, or any inquiries are made or discussions or negotiations are sought to be initiated or continued with, the Company, any of the Company’s Subsidiaries or any of the Company’s Representatives, in each case by a Third Party (other than any Excluded Person and its Representatives) for the purpose of making an Acquisition Proposal or seeking to initiate discussions or negotiations concerning an Acquisition Proposal, which notification shall include (i) the identity of the Third Party making such Acquisition Proposal or information request (unless the Company is prohibited from disclosing the identity of such Third Party pursuant to a Contract with such Third Party existing as of the date of this Agreement), (ii) unredacted copies of the terms and conditions of any such Acquisition Proposal (unless the Company is prohibited from disclosing the identity of such Third Party pursuant to a Contract with such Third Party existing as of the date of this Agreement, in which case only the identity of such Third Party and any information that would reasonably permit the identification of such Third Party may be redacted), or where no such copies are available, a reasonably detailed written description thereof, and (iii) whether the Company has any intention to provide confidential information to such person. Thereafter, the Company shall keep Parent reasonably informed in all material respects, as promptly as practicable (and in any event within twenty-four (24) hours after any material amendment thereto), of the status and changes to any material terms of any such Acquisition Proposals (including by furnishing copies of any material amendments thereto).

Section 6.03 Board Recommendation.

(a) On the date of this Agreement, the Company Board will publicly make the Board Recommendation. Subject to this Section 6.03, the Company Board (including any committee thereof) shall not (i) withdraw, qualify, amend or modify, or publicly propose to withdraw, qualify, amend or modify, in each case in any manner adverse to Parent or Merger Sub, the Board Recommendation, (ii) adopt or recommend, or publicly propose to adopt or recommend, an Acquisition Proposal or Superior Proposal, (iii) if the Company has received an Acquisition Proposal that has become broadly publicly disseminated and remains outstanding (and is not a tender offer or exchange offer addressed in clause (iv) of this sentence) and such Acquisition Proposal has not been publicly rejected by the Company, fail to publicly confirm the continued existence of the Board Recommendation within five (5) Business Days after receipt of a written request from Parent to do so, (iv) fail to recommend against acceptance of any Third Party tender offer or exchange offer for the shares of Company Common Stock within ten (10) Business Days after commencement of such offer, (v) approve or recommend, or publicly propose to approve or recommend, or cause or permit the Company or any Subsidiary of the Company to execute or enter into any definitive acquisition agreement with respect to any Acquisition Proposal from any Person other than Parent and its Affiliates (an “Alternative Acquisition Agreement”), (vi) fail to include the Board Recommendation in the Proxy Statement (each of the foregoing actions described in clauses (i) through (vi) being referred to as an “Adverse Recommendation Change”), or (vii) publicly propose to take any action described in the foregoing clauses (i) through (vi).

(b) Notwithstanding anything in this Agreement to the contrary, at any time prior to the Stockholder Approval, and subject to the Company’s or the Company Board’s, as applicable, compliance with this Section 6.03 and Section 6.02, if the Company Board determines in good faith (after consultation with the Company’s outside legal counsel), that the failure to do so would reasonably be expected to be inconsistent with the fiduciary duties of the Company Board under Delaware law, (i) the Company Board may make an Adverse Recommendation Change in response to either (A) a Superior Proposal received after the date of this Agreement or (B) any material fact, event, change, development or circumstances that is positive with respect to the Company and its Subsidiaries taken as a whole (other than any such fact, event, change, development or circumstance primarily resulting from the breach of this Agreement by the Company or its Representatives) occurring after the date of this Agreement that was not known (or if known, the material consequences of which were unknown or reasonably unforeseeable) by the Company Board prior to or as of the date of this Agreement, which fact, event, change, development or circumstances (or consequences thereof) becomes known to the Company Board prior to the

Stockholder Approval (such material fact, event, change, development or circumstance (or consequence thereof), an “Intervening Event”; provided, however, that in no event shall any of the following, alone or in combination, constitute an Intervening Event: (1) an Acquisition Proposal; (2) changes in the trading price or trading volume of the Company Common Stock, in and of itself (it being understood that the facts or occurrences giving rise or contributing to such changes may be taken into account to the extent otherwise permitted by the definition of “Intervening Event”); or (3) meeting or exceeding any published analyst estimates or expectations of the Company’s revenue, earnings or other financial performance or results of operation for any period, in and of itself, or exceeding the Company’s internal or external budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations, in and of itself (it being understood that the facts or occurrences giving rise or contributing to the Company meeting or exceeding such estimates, expectations, budgets, plans or forecasts may be taken into account to the extent otherwise permitted by the definition of “Intervening Event”), and (ii) in the case of an Adverse Recommendation Change in response to a Superior Proposal, the Company Board may cause the Company to terminate this Agreement pursuant to Section 8.01(h) and authorize the Company to enter into a binding written Agreement with the Person that has made such Superior Proposal with respect to the transaction contemplated thereby; provided, however that the Company and the Company Board shall not make any Adverse Recommendation Change unless the Company has given Parent at least four (4) Business Days’ prior written notice (a “Company Notice”) of its intention to make such Adverse Recommendation Change, which notice (which notice itself shall not constitute an Adverse Recommendation Change) discloses (A) in the case of an Adverse Recommendation Change in response to a Superior Proposal, the material terms and conditions of such Superior Proposal and the identity of the Third Party making such Superior Proposal, and is accompanied by an unredacted copy of the most current version of the Alternative Acquisition Agreement (if any) with respect to such Superior Proposal and an unredacted copy of any other agreement proposed by such Third Party to be entered between such Third Party and the Company or any of its Affiliates (including for this purposes any Supporting Stockholder) in connection with the Acquisition Proposal that the Company Board determined was material to its determination that the Acquisition Proposal constitutes a Superior Proposal (unless the Company is prohibited from disclosing the identity of such Third Party or any of the foregoing pursuant to a Contract with such Third Party existing as of the date of this Agreement, in which case only the identity of such Third Party and any information that would reasonably permit the identification of such Third Party may be redacted), and (B) in the case of an Adverse Recommendation Change in response to an Intervening Event, a reasonably detailed description of such Intervening Event; provided, further, that during such four (4) Business Day period, (1) the Company shall make the Company Board and its Representatives reasonably available to negotiate in good faith with Parent (to the extent Parent confirms it desires to negotiate) with respect to any amendment or modification to this Agreement or any other Transaction Document submitted in writing by Parent, and (2) the Company Board shall consider in good faith (after consultation with the Company’s outside financial advisor and outside legal counsel) whether such Superior Proposal remains a Superior Proposal or such Company Intervening Event is continuing, in each case in light of any alternative Acquisition Proposal submitted in writing by Parent that is accompanied by a binding written commitment by Parent and Merger Sub to amend this Agreement to reflect the terms of such alternative Acquisition Proposal. It is understood and agreed that (w) any material change during such four (4) Business Day period to an Acquisition Proposal that was previously the subject of a Company Notice, (x) any material change after such four (4) Business Day period to an Acquisition Proposal that is adverse from the standpoint of the Company that was previously the subject of a Company Notice, (y) any material development during such four (4) Business Day Period with respect to an Intervening Event that was previously the subject of a Company Notice, and (z) any material development after such four (4) Business Day period with respect to an Intervening Event that is adverse from the standpoint of the Company that was previously the subject of a Company

Notice shall, in each case, require the Company to deliver to Parent a new Company Notice; provided that the four (4) Business Day period referenced in the above provisions of this Section 6.03(b) shall be reduced to two (2) Business Days in the case of the preceding clause (x) if such change primarily relates to the economic terms (and no other material terms) of such Acquisition Proposal.

(c) Nothing contained in Section 6.02 or Section 6.03 or elsewhere in this Agreement shall prohibit the Company from (i) taking and disclosing a position contemplated by Rule 14d-9, Rule 14e-2(a) or Item 1012(a) of Regulation M-A promulgated under the Exchange Act with regard to an Acquisition Proposal, or (ii) making any disclosure to the Company’s stockholders if, in the good faith judgment of the Company Board, after consultation with the Company’s outside legal counsel, the failure to do so would reasonably be expected to be inconsistent with the fiduciary duties of the Company Board under Delaware law or any disclosure requirements under Applicable Law. In addition, it is understood and agreed that, for purposes of this Agreement, a factually accurate public statement by the Company that describes the Company’s receipt of an Acquisition Proposal and the operation or applicability of this Agreement with respect thereto, or any “stop, look and listen” communication by the Company Board pursuant to Rule 14d-9(f) of the Exchange Act, or any similar communication to the stockholders of the Company, shall not constitute an Adverse Recommendation Change or a proposal by the Company Board to withhold, withdraw, qualify, amend or modify its recommendation of this Agreement, the Merger or the other Transactions, and shall not be a basis, in themselves, for Parent or Merger Sub to terminate this Agreement pursuant to Section 8.01. Notwithstanding anything in this Section 6.03, public disclosure of a position contemplated by Rule 14d-9 or Rule 14e-2(a) under the Exchange Act shall be deemed to be an Adverse Recommendation Change if it otherwise meets the requirements set forth in clauses (i) through (v) of Section 6.03(a).

Section 6.04 Adoption of Agreement

(a) Preparation of Proxy Statement. As soon as practicable after the date of this Agreement (and in any event, but subject to Parent’s timely performance of its obligations under Section 6.04(b), within twenty (20) Business Days after the date of this Agreement), the Company shall prepare and shall cause to be filed with the SEC in preliminary form a proxy statement relating to the Stockholders’ Meeting (together with any amendments thereof or supplements thereto, the “Proxy Statement”). Unless there is an Adverse Recommendation Change pursuant to Section 6.03, the Proxy Statement shall include the Board Recommendation. The Company will cause the Proxy Statement, at the time of the mailing of the Proxy Statement or any amendments or supplements thereto, and at the time of the Stockholders’ Meeting, not to contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that no representation, warranty or covenant is made by the Company with respect to information supplied by or on behalf of Parent or Merger Sub (or their Representatives) for inclusion or incorporation by reference in the Proxy Statement. The Company will cause the Proxy Statement to comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations promulgated thereunder and to satisfy all rules of the NASDAQ. The Company shall give Parent and its counsel a reasonable opportunity to review and comment on the Proxy Statement, including all amendments and supplements thereto, prior to filing such documents with the SEC or disseminating such documents to stockholders of the Company and reasonable opportunity to review and comment on all responses to requests from the SEC for additional information, in each case, to the extent reasonably practicable. The Company shall consider in good faith any comments made by Parent and its counsel with respect to the foregoing; provided, however, that the Company may amend or supplement the Proxy

Statement without the review or comment of Parent to effect an Adverse Recommendation Change pursuant to and in accordance with Section 6.03. The Company shall promptly notify Parent upon the receipt of any comments from the SEC or the staff of the SEC or any request from the SEC or the staff of the SEC for amendments or supplements to the Proxy Statement, and shall promptly provide Parent with copies of all correspondence with respect to the Proxy Statement or the Transactions between the Company and its Representatives, on the one hand, and the SEC or the staff of the SEC, on the other hand. The Company shall use reasonable best efforts to respond as promptly as reasonably practicable to, and Parent shall use reasonable best efforts to assist the Company in responding to, any comments of the SEC or the staff of the SEC with respect to the Proxy Statement, and the Company shall provide Parent and its counsel a reasonable opportunity to review and comment in accordance with this Section 6.04(a) on any proposed written response to any such written comments of the SEC or its staff. Prior to the filing of the Proxy Statement or the dissemination thereof to the Company’s stockholders, or responding to any comments of the SEC or the staff of the SEC with respect thereto, the Company shall provide Parent a reasonable opportunity to review and to propose comments on such document or response.

(b) Covenants of Parent with Respect to the Proxy Statement. Parent and Merger Sub shall provide to the Company all information concerning Parent and Merger Sub and their Affiliates as may be reasonably requested by the Company in connection with the Proxy Statement and shall otherwise assist and cooperate with the Company in the preparation of the Proxy Statement and resolution of comments of the SEC or its staff related thereto. Parent and Merger Sub will cause the information relating to Parent or Merger Sub or their Affiliates supplied by them for inclusion in the Proxy Statement, at the time of the mailing of the Proxy Statement or any amendments or supplements thereto, and at the time of the Stockholders’ Meeting, not to contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Each of Parent and Merger Sub will furnish to the Company the information relating to it required by the Exchange Act and the rules and regulations promulgated thereunder to be set forth in the Proxy Statement promptly following request therefor from the Company.

(c) Mailing of Proxy Statement; Stockholders’ Meeting; Solicitation of Proxies. Unless there has been an Adverse Recommendation Change pursuant to Section 6.03 that does not arise due to an Intervening Event, (i) the Company shall cause the definitive Proxy Statement to be mailed as promptly as reasonably practicable after the date the SEC staff advises that it has no further comments thereon or that the Company may commence mailing the Proxy Statement (which date will be deemed to occur if the SEC or its staff has not affirmatively notified the Company prior to the end of the tenth (10th) calendar day after filing the preliminary Proxy Statement that the SEC will or will not be reviewing the Proxy Statement, provided that the SEC does not notify the Company prior to such mailing that the SEC will be reviewing the Proxy Statement) (such date, the “Proxy Statement Clearance Date”), (ii) the Company will take, in accordance with Applicable Law and the Company Governing Documents, all reasonable action necessary to establish a record date for (after reasonable consultation with Parent and taking into consideration its views) and give notice of a meeting of its stockholders, solely for the purpose of voting upon the adoption of this Agreement (including any adjournment, recess or postponement thereof, the “Stockholders’ Meeting”), (iii) the Company shall, after reasonable consultation with Parent and taking into consideration its views, duly call, convene and hold the Stockholders’ Meeting as promptly as reasonably practicable, and in any event no later than fifty (50) days after the Proxy Statement Clearance Date (or such date as Parent and the Company may agree after consultation with the Company’s proxy advisory), and (iv) unless the Company Board shall have withdrawn, qualified, amended or modified its recommendation thereof or otherwise effected any Adverse

Recommendation Change, the Company shall use reasonable best efforts to solicit proxies in favor of the adoption of this Agreement in compliance in all material respects with all Applicable Laws and all rules of the NASDAQ. Once established, the Company shall not change the record date or the meeting date for the Stockholders’ Meeting without the prior written consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed) or, after reasonable consultation with Parent and taking into consideration its views, as required by Applicable Law. Notwithstanding anything to the contrary contained in this Agreement, the Company may, after reasonable consultation with Parent and taking into consideration its views, adjourn, recess or postpone the Stockholders’ Meeting on one or more successive instances (A) if any information relating to the Company, Parent or any of their respective Affiliates, officers or directors has been discovered by the Company or Parent, and the Company Board has determined, after consultation with the Company’s outside legal counsel, that such information is required under Applicable Law to be set forth in an amendment or supplement to the Proxy Statement, such that the Proxy Statement shall not contain any untrue statement of any material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which they were made, not false or misleading, to allow reasonable additional time to correct such information and file an appropriate amendment or supplement describing such information with the SEC and for the filing or mailing of any supplement or amendment to the Proxy Statement and for such supplement or amendment to be disseminated to the stockholders of the Company in advance of the Stockholders’ Meeting, (B) to the extent the Company Board has determined, after consultation with the Company’s outside legal counsel, that it is required to adjourn, recess or postpone the Stockholders’ Meeting by Applicable Law, (C) if as of the time for which the Stockholders’ Meeting is originally scheduled (as set forth in the Proxy Statement) there are insufficient shares of Company Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Stockholders’ Meeting (D) to solicit additional proxies for the purpose of obtaining the Stockholder Approval, or (E) to allow reasonable additional time for the filing and distribution of any supplemental or amended disclosure which the Company Board has determined (after consultation with its outside legal counsel) is necessary under Applicable Laws and for such supplemental or amended disclosure to be disseminated to and reviewed by the Company’s stockholders prior to the Stockholder Meeting; provided, that, without the prior written consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed), the Stockholders’ Meeting will not be postponed or adjourned by more than ten (10) days.

(d) Amendments to Proxy Statement. If at any time prior to the Stockholders’ Meeting any event or circumstance relating to the Company or any of its Subsidiaries or its or their respective officers or directors should be discovered by the Company which, pursuant to the Securities Act or Exchange Act, is required to be set forth in an amendment or a supplement to the Proxy Statement, the Company shall promptly inform Parent in writing. Each of Parent, Merger Sub and the Company agree to correct any information provided by it for use in the Proxy Statement which to the knowledge of such party shall have become false or misleading, and if at any time prior to the Stockholders’ Meeting any event or circumstance relating to Parent or Merger Sub or their respective officers or directors or Representatives should be discovered by Parent or Merger Sub which, pursuant to the Securities Act or Exchange Act, is required to be set forth in an amendment or a supplement to the Proxy Statement, Parent shall promptly inform the Company in writing. Each of the Company and Parent shall cause all documents that such party is responsible for filing with the SEC in connection with the Merger to comply as to form in all material respects with the applicable requirements of the Securities Act and the Exchange Act and, as applicable, not to contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(e) Obligation to Hold Stockholders’ Meeting. Notwithstanding anything contained herein to the contrary, in the event that there has been an Adverse Recommendation Change pursuant to Section 6.03 (other than an Adverse Recommendation Change that arises due to an Intervening Event), the Company shall not be required to continue to comply with the provisions of this Section 6.04. Without limiting the generality of the foregoing, the Company agrees that, unless this Agreement is terminated in accordance with Section 8.01, the Company’s obligations to duly call, give notice of, convene and hold the Stockholders’ Meeting in accordance with this Section 6.04 shall not be affected or limited in any way by any Adverse Recommendation Change for an Intervening Event; provided, however, that the Company may amend or supplement the proxy statement without review or comments of Parent to effect such Adverse Recommendation Change. The Company shall not be required to hold the Stockholder Meeting if this Agreement is terminated in accordance with its terms.

Section 6.05 Access to Information. From the date of this Agreement until the Effective Time or the date, if any, on which this Agreement is validly terminated pursuant to Section 8.01, the Company shall (and shall cause its Subsidiaries to), upon reasonable prior notice, give Parent and Merger Sub, their officers and a reasonable number of their employees and its authorized Representatives, reasonable access during normal business hours to the contracts, books, records, analyses, projections, plans, systems, senior management, offices and other facilities and properties of the Company and its Subsidiaries and, during such period, the Company shall (and shall cause its Subsidiaries to) furnish as promptly as reasonably practicable to Parent and Merger Sub information related thereto. The terms of the Confidentiality Agreement shall apply to any information provided or made available to Parent or its officers, employees or other Representatives pursuant to this Section 6.05. Notwithstanding anything to the contrary set forth herein, the Company shall not be required to provide access to, or to disclose information, where such access or disclosure would reasonably be expected to, based on the advice of outside legal counsel, (a) jeopardize the attorney-client privilege of the Company or any of its Subsidiaries, or (b) contravene any Applicable Law; provided, however, that in such case the Company shall use commercially reasonable efforts to make appropriate substitute arrangements under circumstances in which the restrictions of this clause would not apply. Parent agrees that it will not, and will cause its Representatives not to, use any information obtained pursuant to this Section 6.05 for any purpose unrelated to the evaluation or consummation of the Transactions or post-closing integration plans. Notwithstanding anything to the contrary set forth herein, the Company shall not be required to provide access to the offices and other facilities and properties of the Company and its Subsidiaries for any “Phase II” environmental investigation work of any environmental media (such as surface or subsurface soil, soil vapor, groundwater, surface water, sediment, wastewater, drinking water or indoor air) or any building material testing or any other sampling or other invasive testing.

Section 6.06 Notice of Certain Events; Transaction Litigation. The Company shall give prompt notice to Parent, and Parent and Merger Sub shall give prompt notice to the Company, of the occurrence or non-occurrence of any event whose occurrence or non-occurrence, as the case may be, would be likely to cause any representation or warranty of such party contained in this Agreement to be untrue or inaccurate as if made as of any time prior to the Effective Time, such that the conditions set forth in Section 7.02(a) would not be satisfied; provided, however, that the delivery of any notice pursuant to this Section 6.06 shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice or the representations or warranties of the parties, or the conditions to the obligations of the parties hereto. Furthermore, the Company shall give prompt notice to Parent and Merger Sub, and Parent and Merger Sub shall give prompt notice to the Company, of (a) any notice or other communication received by such party from any Person alleging that the consent of such Person is or may be required in connection with the Merger or the other Transactions, if the subject matter of such communication or the failure of such party to obtain such consent would be material to the Company, the Surviving Corporation or Parent and (b) any Proceedings (including any stockholder demands under Section 220 of the DGCL) commenced or, to the Knowledge of the Company or to the knowledge of Parent, threatened against, relating to or involving or otherwise affecting such party or its Affiliates and Subsidiaries and/or any of their respective directors or officers or other Representatives which relate to this Agreement, the other Transaction Documents, the Merger or the other Transactions and of any material developments with respect thereto. The Company and Parent shall keep each other informed on a reasonably current basis with respect to the status of any such Proceeding. Without limiting the preceding sentence, the Company and Parent shall give reasonable and good faith consideration to the other’s advice with respect to such Proceeding. Neither the Company nor Parent shall settle any such Proceeding without the prior written consent of the other party (not to be unreasonably withheld, conditioned or delayed).

Section 6.07 Employee Benefit Plan Matters.

(a) Effective as of the Effective Time and for a period of one (1) year thereafter, Parent shall provide, or shall cause the Surviving Corporation to provide, to each employee of the Company or any of its Subsidiaries who continues to be employed by the Surviving Corporation or any of its Subsidiaries (the “Affected Employees”), (i) a base salary or regular hourly wage, whichever is applicable, regular cash incentive compensation opportunities (including for sales representatives) but excluding all equity-based, retention, transaction and change in control compensation opportunities) that are substantially comparable in the aggregate to what was provided to such Affected Employee by the Company or any of its Subsidiaries immediately prior to the Effective Time and (ii) employee benefits (excluding severance, retention, change in control, defined benefit pension benefits and retiree health and welfare benefits) and perquisites that are, in the aggregate, substantially comparable to those provided to such Affected Employee (including all dependents) by the Company or any of its Subsidiaries immediately prior to the Effective Time (excluding severance, retention, change in control, defined benefit pension benefits and retiree health and welfare benefits).

(b) Effective as of the Effective Time and thereafter, Parent shall provide, or shall cause the Surviving Corporation to provide, that periods of employment with the Company or any of its Subsidiaries (including any current or former Affiliate of the Company or any predecessor of the Company or any of its Subsidiaries) and any other periods of service recognized under any Company Benefit Plan shall be taken into account for purposes of determining, as applicable, the eligibility for participation of each Affected Employee in, the vesting of rights and benefits by each Affected Employee under, and the determination of level or amount of benefits payable to or accrued by each Affected Employee under all employee benefit plans maintained or contributed to by Parent or any Affiliate of Parent for the benefit of the Affected Employees (other than defined benefit pension plans, severance plans and retiree health and welfare plans), to the same extent recognized by the Company or any of its Subsidiaries under comparable Company Benefit Plans immediately prior to the Effective Time; provided, however, that such crediting of service shall not operate to duplicate any benefit or the funding of any such benefit for the same period of service. Effective as of the Effective Time and thereafter, Parent shall, and shall cause the Surviving Corporation to, use commercially reasonable efforts to (i) reduce any period of limitation on health benefits coverage of Affected Employees due to pre-existing conditions (or actively at work or similar requirements) under the applicable health benefits plan of Parent or any Affiliate of Parent (except to the extent such condition limitations or actively-at-work or similar requirements would not have been satisfied or waived under the comparable Company Benefit Plan prior to the Effective Time), (ii) waive any and all eligibility waiting periods and evidence of insurability requirements with respect to such Affected Employees to the extent that any applicable eligibility waiting periods or evidence of insurability requirements under similar health benefit plans were waived or satisfied (or deemed to be satisfied) with respect to the Affected Employees under such health benefit plans (except to the extent such eligibility waiting periods and evidence of insurability requirements would not have been satisfied or waived under the comparable Company Benefit Plan prior to the Effective Time) and (iii) credit each Affected Employee with all deductible payments, co-payments, and other out-of-pocket payments paid by such employee under the health benefit plans of the Company or its Affiliates prior to the Effective Time during the year in which the Closing occurs for the purpose of determining the extent to which any such employee has satisfied his or her deductible and whether he or she has reached the out-of-pocket maximum under any health benefit plan of Parent or an Affiliate of Parent for such year. Neither the Merger nor any of the other Transactions shall affect any Affected Employee’s accrual of, or right to take, any accrued but unused personal, sick or vacation policies applicable to such Affected Employee immediately prior to the Effective Time.

(c) Prior to the Effective Time, the Company shall (i) take all such necessary actions to terminate the Company NQDC Plan effective no later than the day immediately preceding the Effective Time and (ii) provide Parent with evidence that the Company NQDC Plan has been terminated, with the termination of the Company NQDC Plan effective no later than the day immediately preceding the Effective Time, pursuant to a duly adopted resolution of the Company, in form and substance reasonably acceptable to Parent.

(d) Nothing in this Agreement shall confer upon any Affected Employee or any other Person any right to continue in the employ or service of Parent, the Surviving Corporation or any Affiliate of Parent, or shall interfere with or restrict in any way the rights of Parent, the Surviving Corporation or any Affiliate of Parent, which rights are hereby expressly reserved, to discharge or terminate the services of any Affected Employee or any other Person at any time for any reason whatsoever, with or without cause. Notwithstanding any provision in this Agreement to the contrary, nothing in this Agreement, whether express or implied, shall (i) be deemed or construed to be an amendment or other modification of any Company Benefit Plan or Parent employee benefit plan, (ii) create any third party beneficiary rights or other rights in any current or former employee or service provider of the Company or its Affiliates (or any beneficiaries or dependents thereof) or (iii) alter or limit the ability of Parent or the Surviving Corporation or any of their respective Affiliates to amend, modify or terminate any benefit plan, program, agreement or arrangement at any time assumed, established, sponsored or maintained by any of them.

Section 6.08 State Takeover Laws. After the date of this Agreement, Parent and Merger Sub shall take no action that would cause any “control share acquisition,” “fair price” or other anti-takeover laws or regulations enacted under state or federal law to be applicable to the Company, the Merger or any of the other Transactions. If any “control share acquisition,” “fair price” or other anti-takeover laws or regulations enacted under state or federal law becomes or is deemed to become applicable to the Company, the Merger or any of the other Transactions, then the Company Board shall use its reasonable best efforts to render the restrictions imposed by such statute (or the relevant provisions thereof) inapplicable to the foregoing.

Section 6.09 Obligations of Merger Sub. Parent shall cause Merger Sub to comply in all respects with each of the representations, warranties, covenants, obligations, agreements and undertakings made or required to be performed by Merger Sub in accordance with the terms of this Agreement, the Merger, and the other Transactions. As a material inducement to the Company’s willingness to enter into this Agreement and perform its obligations hereunder, Parent hereby unconditionally guarantees full performance and payment by Merger Sub of each of the covenants, obligations, agreements and undertakings required to be performed by Merger Sub under this

Agreement or otherwise with respect to the Merger and the other Transactions, subject to all terms, conditions and limitations contained in this Agreement, and hereby represents, acknowledges and agrees that any such breach of any such representation and warranty or default in the performance of any such covenant, obligation, agreement or undertaking of Merger Sub shall also be deemed to be a breach or default of Parent, and the Company shall have the right, exercisable in its sole discretion, to pursue any and all available remedies it may have arising out of any such breach or default in performance directly against either or both of Parent and Merger Sub in the first instance. As applicable, references in this Section 6.09 to “Merger Sub” shall also include the Surviving Corporation following the Effective Time.

Section 6.10 Director and Officer Liability.

(a) Parent shall, or shall cause the Surviving Corporation to, honor and fulfill in all respects the obligations of the Company and its Subsidiaries to the fullest extent permissible under Applicable Law, under the Company Governing Documents and the organizational documents of the Company’s Subsidiaries, in effect as of, and made available to Parent prior to, the date of this Agreement and under any indemnification or other similar agreements in effect on the date of this Agreement (the “Indemnification Agreements”) to the past or present officers and directors of the Company and its Subsidiaries and other individuals covered by such Company Governing Documents, the organizational documents of the Company Subsidiaries or Indemnification Agreements (the “Covered Persons”) arising out of or relating to actions or omissions in their capacity as such occurring at or prior to the Effective Time, including in connection with the approval and adoption of this Agreement and the approval of the Merger and the other Transactions.

(b) Without limiting the provisions of Section 6.10(a), for a period of six (6) years after the Effective Time, Parent shall, or shall cause the Surviving Corporation to: (i) indemnify and hold harmless each Covered Person against and from any costs, fees or expenses (including attorneys’ fees), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any Proceeding, whether civil, criminal, administrative or investigative, to the extent such Proceeding arises out of or pertains to (A) any action or omission or alleged action or omission in such Covered Person’s capacity as such, or (B) this Agreement and any of the Transactions; and (ii) pay in advance of the final disposition of any such Proceeding the expenses (including attorneys’ fees) of any Covered Person upon receipt, to the extent required by the DGCL, subject to an undertaking by or on behalf of such Covered Person to repay such amount if it shall ultimately be determined by a court of competent jurisdiction that such Covered Person is not entitled to be so indemnified. Notwithstanding anything to the contrary contained in this Section 6.10 or elsewhere in this Agreement, neither Parent nor the Surviving Corporation shall (and Parent shall cause the Surviving Corporation not to) settle or compromise or consent to the entry of any judgment or otherwise seek termination with respect to any Proceeding of a Covered Person for which indemnification may be sought under this Section 6.10(b) unless such settlement, compromise, consent or termination includes an unconditional release of such Covered Person from all liability arising out of such Proceeding.

(c) For a period of six (6) years after the Effective Time, the certificate of incorporation and bylaws of the Surviving Corporation shall contain provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of Covered Persons for periods prior to and including the Effective Time than are expressly set forth in the Company Governing Documents and the organizational documents of the Company’s Subsidiaries. The Indemnification Agreements with Covered Persons shall survive the Merger shall continue in full force and effect in accordance with their terms.

(d) Effective as of the Effective Time, notwithstanding anything contained in Section 6.01, the Company shall purchase a directors’ and officers’ liability insurance “tail” or “runoff” insurance program (“D&O Insurance”) for a period of six (6) years after the Effective Time with respect to wrongful acts or omissions committed or allegedly committed at or prior to the Effective Time (such coverage shall have an aggregate coverage limit over the term of such policy in an amount not less than the annual aggregate coverage limit under the Company’s and its Subsidiaries’ existing directors’ and officers’ liability policy, and in all other material respects shall be comparable to such existing coverage); provided that in no event shall the annual premium for such D&O Insurance exceed 300% of the current annual premium paid by the Company for such insurance in the last full fiscal year prior to the date of this Agreement (the “Maximum Amount”). If the Company fails to timely purchase such prepaid D&O Insurance, then either (i) Parent shall purchase such D&O Insurance on behalf of the Company or the Surviving Corporation or (ii) the Surviving Corporation shall substitute therefor policies of at least the same coverage containing terms and conditions that are not less favorable with respect to matters occurring prior to the Effective Time; provided, however, that in no event shall Parent or the Surviving Corporation be required to expend pursuant to this Section 6.10(d) more than the Maximum Amount and if such premiums for such insurance would at any time exceed the Maximum Amount, then Parent and the Surviving Corporation shall only be required to obtain and cause to be maintained policies of insurance that, in their good faith judgment, provide the maximum coverage available at an annual premium equal to the Maximum Amount. If any Proceeding is asserted or made against those Persons who are currently covered by the directors and officers liability insurance policies of the Company and its Subsidiaries on or prior to the sixth (6th) year anniversary of the Effective Time, any insurance required to be maintained under this Section 6.10 shall be continued in respect of such claim until the final disposition thereof.

(e) Notwithstanding anything contained in this Agreement to the contrary, this Section 6.10 shall survive the consummation of the Merger indefinitely and shall be binding, jointly and severally, on the successors and assigns of Parent and the Surviving Corporation. In the event the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then and in each such case, proper provision shall be made so that such continuing or surviving corporation or entity or transferee of such assets, as the case may be, shall assume all of the applicable obligations set forth in this Section 6.10.

(f) The provisions of this Section 6.10 are in addition to, and not in substitution for, any other rights to indemnification or contribution that any Covered Person may have by contract or otherwise. Nothing in this Agreement, including this Section 6.10, is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Company, any of its Subsidiaries or the Covered Persons, it being understood and agreed that the indemnification provided for in this Section 6.10 is in addition to, and not in substitution for, any such claims under any such policies.

(g) The Covered Persons (and their successors and heirs) are intended third party beneficiaries of this Section 6.10, and this Section 6.10 shall not be amended in a manner that is adverse to the Covered Persons (including their successors and heirs) or terminated without the consent of the Covered Persons (including their successors and heirs) affected thereby.

Section 6.11 Consents and Approvals.

(a) Subject to the provisions of this Agreement, each of the Company, Parent and Merger Sub shall use its reasonable best efforts to (i) take, or cause to be taken, all appropriate action, and do, or cause to be done, all things necessary, proper or advisable under any Applicable Law or otherwise to consummate and make effective the Transactions as promptly as practicable, but in no event later than the End Date, (ii) obtain from any Governmental Authority any consents, licenses, permits, waivers, clearances, approvals, waiting period terminations or expirations, authorizations or Orders required to be obtained by Parent, Merger Sub or the Company or any of their respective Subsidiaries, or avoid any Proceeding by any Governmental Authority (including those in connection with the HSR Act and any other Antitrust Laws, Applicable Law, or regulation) (the “Required Governmental Approvals”), in connection with the authorization, execution and delivery of this Agreement and the consummation of the Transactions, (iii) make or cause to be made within ten (10) Business Days of the date of this Agreement, an appropriate filing of a Notification and Report Form pursuant to the HSR Act, and as promptly as practicable make the appropriate applications or filings required to be made by each party with any other Governmental Authority to obtain any other applicable Required Governmental Approvals (which filings and submissions shall seek early termination if made pursuant to the HSR Act and the equivalent, if available, with respect to any such other Antitrust Laws or Applicable Laws) in connection with the authorization, execution and delivery of this Agreement and the consummation of the Transactions, (iv) comply at the earliest reasonably practicable date with any reasonable requests for information or documents by any Governmental Authority in connection with such applications or filings or the Transactions, and (v) cooperate fully with each other in connection with the making of all such filing, responses or submissions, including consulting with the other parties to this Agreement with respect to and providing any necessary information and assistance as the other parties may reasonably request with respect to any filings, responses, or submissions. Neither Parent nor Merger Sub shall (A) elect or agree to extend any waiting period (e.g., pull and refile) under the HSR Act or any other Antitrust Law or (B) enter into any timing agreement with any Governmental Authority with respect to the Transactions, in each case without the prior written consent of the Company (such consent not to be unreasonably withheld, conditioned or delayed).

(b) To the extent permitted by Applicable Law, each of the parties shall consult and cooperate with one another, and consider in good faith the views of one another, in connections with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions, proposals, or agreements made or submitted by or on behalf of any party hereto in connection with any investigations, proceedings or other inquiries under or relating to the HSR Act or any other Antitrust Laws. Each of the parties shall, in connection with the Transactions, with respect to actions taken on or after the date of this Agreement, without limitation: (i) promptly notify the other of, and if in writing, promptly furnish the other with copies of any communications from or with any Governmental Authority with respect to the Transactions; (ii) permit the other to review and discuss in advance, and consider in good faith the view of the other in connection with, any proposed non-ministerial written or oral communication with any Governmental Authority; (iii) not participate in any non-ministerial meeting or have any non-ministerial communication with any Governmental Authority unless it has given the other party a reasonable opportunity to consult with it in advance and, to the extent permitted by such Governmental Authority, gives the other the opportunity to attend and participate therein; and (iv) promptly furnish the other party (or its outside legal counsel) with copies of all filings and communications between it and any such Governmental Authority with respect to the Transactions (other than any Notification and Report Form under the HSR Act); provided however, that such material may be redacted as necessary to (A) comply with contractual arrangements; (B) address legal privilege or confidentiality concerns; and (C) remove references concerning the valuation the parties or the Transactions. Without limiting the foregoing, neither the Company nor any of its Subsidiaries nor any of its or their respective Representatives, without Parent’s prior written consent, shall propose to any Governmental Authority or third party or negotiate, commit to or effect, by consent decree, hold separate order or otherwise, any transaction, remedy or action in connection with seeking or obtaining any required approval under any Antitrust Law.

(c) In furtherance of Section 6.11(a), Parent and its Subsidiaries shall, and shall cause their Affiliates (subject to such Affiliates’ exercise of any fiduciary duties owed to their respective equity holders) to, use reasonable best efforts to avoid or eliminate each and every impediment and any proceeding instituted or threatened by a Governmental Authority or private party under the HSR Act or any other Antitrust Laws that is asserted with respect to this Agreement so as to enable the consummation of such Transactions to occur as expeditiously as possible and, in any event, before the End Date. If any Proceeding, including any Proceeding by a private party, is instituted (or threatened to be instituted) challenging any of the Transactions as violative of any Antitrust Laws (including the HSR Act), Parent shall use its reasonable best efforts to contest and resist any such action or proceeding and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the Transactions.

(d) Except as specifically required by this Agreement and subject to the terms herein, Parent, Merger Sub, and the Company shall not, and Parent shall cause its Affiliates not to, knowingly take any action, knowingly refrain from taking any action, the effect of which would be to delay or impede the ability of the parties to consummate the Transactions. Without limiting the generality of the forgoing, Parent shall not, and shall not permit any of its Affiliates to, acquire or agree to acquire (by merging or consolidating with, or by purchasing a substantial portion of the assets of or equity in, or by any other manner), any Person or portion thereof, or otherwise acquire or agree to acquire any assets, if the entering into of a definitive agreement relating to, or the consummation of, such acquisition, merger or consolidation would reasonably be expected to (i) impose any material delay in the obtaining of, or materially increase the risk of not obtaining, any authorizations, consents, orders, declarations or approvals of any Governmental Authority necessary to consummate the Transactions or the expiration or termination of any applicable waiting period (ii) materially increase the risk of any Governmental Authority entering an order prohibiting or delaying the consummation of the Transactions or (iii) materially delay the consummation of the Transactions.

(e) The Company shall, in consultation with Parent, give (and the Company shall cause its Subsidiaries to give) any notices to third parties, and use (and the Company shall cause its Subsidiaries to use) reasonable best efforts to obtain any third-party consents (other than from Governmental Authorities) necessary to consummate the Transactions or required to be obtained as set forth in the Company Disclosure Schedule.

(f) Parent shall vote (or act by written consent with respect to) all of the shares of capital stock of Merger Sub beneficially owned by it or any of its Subsidiaries or Affiliates in favor of the adoption of this Agreement in accordance with Applicable Law.

Section 6.12 Public Announcements. The initial press release regarding the execution of this Agreement shall be a joint press release agreed to by the Company and Parent, which each of the Company and Parent shall be permitted to file with any Governmental Authority as may be required by Applicable Law. Thereafter, neither the Company nor Parent, nor any of their respective Affiliates, shall issue or cause the publication of any press release or other announcement with respect to this Agreement or the Merger or the other Transactions without the prior written consent of the other party (which consent shall not be unreasonably withheld, conditioned or delayed), unless such party determines, after consultation with such party’s outside legal counsel, that it is required by Applicable Law or by any listing agreement with or the listing rules of a national securities exchange or trading market to issue or cause the publication of any press release or other announcement with respect to this Agreement, the Merger or the other Transactions, in which event such party shall endeavor, on a basis reasonable under the circumstances, to provide an opportunity to the other party to review and comment upon such press release or other announcement; provided, however, that notwithstanding the foregoing, the Company shall not be required to consult with Parent before issuing any press release or making any other public statement with respect to an Adverse Recommendation Change effected pursuant to Section 6.03 or with respect to its receipt and consideration of any Acquisition Proposal; provided, further, each party hereto and their respective controlled Affiliates may make statements that are substantially the same as previous press releases, public disclosures or public statements made by Parent or the Company, respectively, in compliance with this Section 6.12. Prior to making any written communications to Employees pertaining to compensation or benefit matters that are affected by the Transactions, the Company shall provide Parent with a copy of the intended communication, and the Company shall consider in good faith any comments made by Parent to such communication (it being understood that any subsequent communication that sets forth substantially the same information shall not require compliance with this sentence), provided that the Company may, without Parent’s or Merger Sub’s consent, communicate to its employees, creditors, customers, suppliers and consultants in a manner consistent in all material respects with prior communications of the Company that were previously approved by Parent or consistent with a communications plan previously agreed to by Parent and the Company.

Section 6.13 Section 16 Matters. Promptly after the date of this Agreement, the Company shall take all such steps as may be required to cause any dispositions of any equity securities of the Company (including derivative securities) resulting from the Transactions by each individual who is a director or executive officer of the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act, to the extent permitted by Applicable Law.

Section 6.14 Confidentiality. Parent and the Company hereby acknowledge and agree to continue to be bound by the letter agreement dated as of February 27, 2023 between an affiliate of Parent and the Company (the “Confidentiality Agreement”); provided, that (a) the actions taken by Parent, Merger Sub or their Affiliates or their respective Representatives to the extent necessary to comply with Parent’s or Merger Sub’s express obligations under this Agreement shall not be deemed a violation of the Confidentiality Agreement and (b) the confidentiality, non-disclosure and use restrictions on Parent and its Affiliates and Representatives under the Confidentiality Agreement shall terminate upon the Effective Time.

Section 6.15 Financing.

(a) Parent and Merger Sub shall (i) use their respective reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary or advisable to arrange and obtain the Financing as promptly as practicable, including using reasonable best efforts to (A) satisfy on a timely basis (or obtain the waiver of) all conditions precedent applicable to Parent and Merger Sub in the Commitment Letters and such definitive agreements to be entered into pursuant to the Commitment Letters that are within the control of Parent and Merger Sub, (B) negotiate and enter into definitive agreements with respect thereto consistent with the terms and conditions contained in the Commitment Letters or on other terms not materially less favorable, in the aggregate (or with respect to conditionality of funding on the Closing Date, at all), to Parent and Merger Sub than the terms and conditions (including the “market flex” provisions, if any) contemplated by the Commitment Letters, and (C) if all of the conditions set forth in Article 7 have been satisfied or, to the extent permitted hereunder, waived (other than those that by their nature can only be satisfied on the Closing Date, but subject to the satisfaction of such conditions on the Closing Date or waiver by the party entitled to waive such conditions), (1) cause the funding of the Financing at or prior to the Closing in an amount sufficient to pay the Aggregate Consideration and to consummate the Transactions, and (2) otherwise diligently and in good faith fully enforce its rights and the obligations of such party or parties under the Commitment Letters, (ii) maintain in effect the Commitment Letters until the consummation of the Transactions, and (iii) comply with their obligations under the Commitment Letters. At the request of the Company, each of Parent and Merger Sub shall provide the Company with such information and documentation as shall be reasonably requested by the Company to allow the Company to monitor the progress of the Financing and Parent’s efforts to arrange the Financing.

(b) Subject to the terms and conditions of the Debt Commitment Letter, Parent and Merger Sub shall use their reasonable best efforts to cause the Debt Financing Sources to provide the Debt Financing on the Closing Date (which shall include, for the avoidance of doubt and without limiting the generality of the foregoing, by enforcing its rights under the Debt Commitment Letter). If any portion of the debt financing contemplated in the Debt Commitment Letter necessary, together with the Equity Financing, to consummate the Transactions in accordance with the terms hereof becomes unavailable on the terms and conditions (including any “market flex” provisions, if any) contemplated in the Debt Commitment Letter, Parent and Merger Sub shall use their reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary or advisable to arrange to obtain alternative debt financing (each, an “Alternate Debt Financing”) from alternative sources in an amount sufficient to consummate the Transactions and on terms not materially less favorable, taken as a whole (taking into account and assuming all “market flex” provisions therein, if any, are exercised) and with respect to conditionality of funding on the Closing Date, not less favorable in any respect, to Parent and Merger Sub than those in the Debt Commitment Letter as in effect on the date of this Agreement as promptly as practicable following the occurrence of such event; provided, that nothing herein or in any other provision of this Agreement shall require, and in no event shall the reasonable best efforts of Parent and Merger Sub be deemed or construed to require Parent or Merger Sub, or any of their respective Affiliates to (i) waive any term or condition of this Agreement, (ii) pay any additional fees or other amounts in excess of the terms contemplated by the Debt Commitment Letter as of the date of this Agreement or any fee letter referenced therein (and assuming for purposes hereof that all “market flex” provisions contained therein, if any, are exercised) or (iii) seek any additional equity financing or commitments beyond those set forth in the Equity Commitment Letters.

(c) Parent shall promptly (and in any event, within two (2) Business Days) notify the Company in writing (i) of any side letters or other contracts or arrangements entered into by Parent or Merger Sub after the date hereof relating to the Financing (other than as expressly set forth in the Commitment Letters delivered to the Company on or prior to the date of this Agreement and as in effect as of the date of this Agreement), (ii) of any material breach or default by Parent or Merger Sub under the Commitment Letters or, solely if prior to the Closing, any definitive agreements related thereto or, to the knowledge of Parent, any other party to any Commitment Letter or, solely if prior to the Closing, any definitive agreement related thereto, and (ii) of the receipt by Parent or Merger Sub or any of their respective Affiliates or Representatives of any written notice or communication, or to the knowledge of Parent other communication, from any Person with respect to any (A) actual or potential material breach, default, termination or repudiation by any party to any Commitment Letter, or, solely if prior to the Closing, any definitive agreement related thereto or any provision of the financing contemplated pursuant to the Commitment Letters or, solely if prior to the Closing, any definitive agreement related thereto (including any proposal by any Debt Financing Source named in the Debt Commitment Letter to withdraw, terminate, reduce the amount of financing below that necessary, together with the Equity Financing, to consummate the

Transactions in accordance with the terms hereof or delay the timing of financing contemplated by the Debt Commitment Letter) beyond the date set pursuant to Section 2.01 or (B) dispute or disagreement between or among any parties to any Commitment Letter or, solely if prior to the Closing, any definitive agreement related thereto, in the case of clauses (A) and (B) above, that could reasonably be expected to result in Parent and Merger Sub not receiving or delaying the receipt of the proceeds of the Financing.

(d) Without the prior written consent of the Company (which may be granted or withheld in the Company’s sole discretion), Parent and Merger Sub shall not consent to or enter into, as applicable, (i) any amendment or modification to, or any waiver of any provision or remedy under, any Commitment Letter or enter into any side letter or other contract or arrangement, in each case, if such amendment, modification or waiver or side letter or other contract or arrangement, in each case, would (A) impose new or additional conditions precedent to funding at Closing of the Financing or adversely expand, amend or modify the conditions precedent to funding in any Commitment Letter, (B) delay the timing of the funding of the commitments thereunder beyond the date set pursuant to Section 2.01 or reduce the aggregate cash amount of the funding commitments under any Commitment Letter (including by increasing the amount of fees to be paid or original issue discount as compared to such fees and original issue discount contemplated by the Debt Commitment Letter and related fee letters (including pursuant to any “market flex” provisions thereof, if any) in effect as of the date of this Agreement necessary, together with the Equity Financing, to consummate the Transactions in accordance with the terms hereof, unless (1) the Debt Financing is increased by such amount, (2) such amount is available to be borrowed under an Alternate Debt Financing secured by Parent, (3) the financing commitment under the Equity Commitment Letters is increased by such amount, or (4) the remaining commitments under the Commitment Letters are not below that necessary to consummate the Transactions in accordance with the terms hereof, or (C) adversely impact the ability of Parent or Merger Sub to enforce their rights under the Commitment Letters or to consummate the Transactions, or (ii) early termination of the Commitment Letters. Each of Parent and Merger Sub shall, and shall cause their respective Affiliates to, use reasonable best efforts to maintain the effectiveness of the Commitment Letters until the Transactions are consummated. For purposes of this Agreement, references to either “Commitment Letter” and to the “Financing” or “Debt Financing” (in each case, other than references to such terms for purposes of representations made at the date of this Agreement) shall include such document and such financing contemplated thereby as permitted or required by this Section 6.15(d) to be amended, modified, replaced or waived, in each case from and after such amendment, modification, replacement or waiver.

(e) Parent and Merger Sub acknowledge and agree that the obtaining of the Financing, or any alternative financing (including any Alternate Debt Financing), is not a condition to the Closing and reaffirm their obligation to consummate the Transactions irrespective and independently of the availability of the Financing or any alternative financing (including any Alternate Debt Financing), subject to fulfillment or waiver of the conditions set forth in Article 6.

(f) Concurrently with the Closing, Parent shall pay or cause to be paid, in full and in immediately available funds, any and all amounts outstanding and then necessary to effect the Debt Payoff in accordance with the payoff letters delivered by the Company pursuant to Section 6.16(a)(v).

Section 6.16 Cooperation with Financing.

(a) Prior to the earlier of Closing and the valid termination of this Agreement in accordance with its terms, the Company shall use reasonable best efforts to provide to Parent, and the Company shall cause each of its Subsidiaries to use its reasonable best efforts to provide and shall use its reasonable best efforts to cause appropriate personnel and Representatives of the Company and each of its Subsidiaries, at Parent’s sole expense, to provide to Parent, all cooperation as is customary and reasonably requested by Parent in connection with the arrangement of the Debt Financing, including using reasonable best efforts with respect to:

(i) participation by the principal financial officer of the Company or his designee(s) at reasonable times and locations, as jointly determined by Parent and the Company, in a reasonable number of requested and customary meetings with, lead arrangers, agents, prospective lenders, investors, purchasers and advisors with respect to the Debt Financing (including customary one-on-one meetings that are requested in advance with the lead arrangers or agents for, and prospective lenders, investors and purchasers of, the Debt Financing); provided that not more than one general “bank meeting” shall be required to be in-person and any other meetings may be conducted by telephone conference;

(ii) assisting with the preparation of materials for, but shall have no obligation to prepare, rating agency presentations, private placement memoranda, bank information memoranda (including “public” and “private” versions), offering documents, lender presentations and similar customary documents required in connection with the Debt Financing (the “Offering Documents”), and delivering upon request of Parent or Merger Sub prior to the commencement of the marketing of the Debt Financing a customary executed authorization letter to accompany the Offering Documents regarding the material accuracy of information contained in such Offering Documents with respect to the Company and its Subsidiaries and, with respect to any “public version” of such Offering Documents, the lack of material non-public information with respect to the Company and its Subsidiaries therein;

(iii) facilitating communications between the Debt Financing Sources and the Company’s existing lending relationships in connection with the marketing and syndication of the Debt Financing;

(iv) causing officers of the Company and its Subsidiaries who will be officers of the Company and its Subsidiaries after the Closing (the “Continuing Officers”) to execute and deliver, solely effective as of the Closing Date and subject to the Closing (and provided that no agreement, document, or instrument related to the granting of a security interest, lien, or guarantee will be filed prior to the Closing), customary definitive financing documentation, including customary pledge and security documents and certificates, officer’s certificates, and documents and instruments relating to guarantees, collateral and other matters ancillary to the Debt Financing, and otherwise facilitating the pledging of collateral and the providing of guarantees; provided, with respect to this clause (a), that (A) none of the Company or its Subsidiaries shall be required to incur any liability in connection with the Debt Financing prior to the Closing, (B) the pre-Closing directors, managers and general partners of the Company and its Subsidiaries shall not be required to adopt resolutions approving the agreements, documents and instruments pursuant to which the Debt Financing is obtained, (C) none of the Company or its Subsidiaries shall be required to take any corporate actions prior to the Closing to permit the consummation of the Debt Financing, (D) any solvency certificate that is requested to be executed or delivered pursuant to this Section 6.16(a) shall be in the form of Annex I to Exhibit C of the Debt Commitment Letter as in effect on the date of this Agreement, and (E) neither the Company nor any of its Subsidiaries shall be required to commit to take any action that is not contingent upon the Closing (including the entry into any agreement or execution or delivery of any document, instrument or certificate) or that would be effective prior to the Effective Time;

(v) one (1) Business Day prior to the Closing Date (or such later date as Parent may agree to), delivering or causing to be delivered to Parent payoff letters duly executed by each holder or counterparty of any third party Indebtedness set forth on Section 6.16(a)(v) of the Company Disclosure Schedule together with related lien or guarantee release instruments and agreements, each in form and substance reasonably acceptable to Parent (and at least three (3) Business Days prior to the Closing Date (or such later date as Parent may agree to), drafts of each such payoff letters and related lien or guarantee release instruments and agreements), in which the payee thereunder shall agree that upon payment of the amount specified in such payoff letter: (A) all outstanding obligations of the Company arising under or related to such third party Indebtedness shall be repaid, discharged and extinguished in full (the “Debt Payoff”); and (B) all Liens or guarantees by the Company or a Subsidiary in connection therewith or otherwise securing the obligations thereunder shall be released; and

(vi) at least four (4) Business Days prior to the Closing Date, provide Parent, or Merger Sub, as applicable, with all documentation and other information about the Company and its Subsidiaries that is required in connection with the Debt Financing under applicable “know your customer” and anti-money laundering rules and regulations including the USA PATRIOT Act and a beneficial ownership certificate for any entity that qualifies as a “legal entity customer” under the Beneficial Ownership Regulation (31 C.F.R. § 1010.230), in each case to the extent reasonably requested in writing by Parent or Merger Sub at least nine (9) Business Days prior to the Closing Date; and

(vii) solely with respect to data derived from the Company’s books and records, assist Parent with the preparation of (for the avoidance of doubt, the Company shall not be responsible or obligated to prepare) pro forma financial information and pro forma financial statements to the extent customary or reasonably requested by Parent or the Debt Financing Sources to be included in any marketing materials or offering documents or of the type required by the Debt Commitment Letter; provided, however, that the Company and its Subsidiaries will not be required to (i) prepare any such pro forma financial statements, (ii) prepare projections or other forward-looking information covering any period after the Closing or (iii) provide any information relating to (A) the proposed aggregate amount of debt and equity financing, together with assumed interest rates, dividends (if any) and/or any fees and expenses relating to the incurrence of such debt or equity financing, (B) any post-Closing or pro forma cost savings, synergies, capitalization, ownership or other pro forma adjustments desired to be incorporated into any information used in connection with the Debt Financing, or (C) any financial information related to Parent or any of its Subsidiaries or any adjustments that are not directly related to the acquisition of the Company by Parent.

(b) Notwithstanding the foregoing, (i) any assistance required pursuant to this Section 6.16 shall not unreasonably interfere with the Company’s or its Subsidiaries’ business or normal operations or employee relations, (ii) the effectiveness of any documentation executed by the Company or its Subsidiaries with respect to any assistance required pursuant to this Section 6.16 or the Debt Financing shall be subject in all events to the consummation of the Closing, failing which such documentation shall be void and of no force or effect; (iii) none of the Company or any of its Subsidiaries shall be required to take any action pursuant to this Section 6.16 that would reasonably be expected to result in a breach of any Contract or subject it to actual or potential liability, to bear any cost or expense or to pay any commitment or other similar fee or make any other payment (other than reasonable out-of-pocket costs which are promptly reimbursed pursuant to this Section 6.16) or incur any other liability of any kind or provide or agree to provide any indemnity in connection with the Financing or any of the foregoing, in each case that does not occur substantially concurrently with or is not subject to the occurrence of the Closing; and (iv) neither the Company nor any of its Subsidiaries shall be required to take any action pursuant to this Section 6.16 that would reasonably be expected to conflict with, or result in any violation or breach of, or default (with or without notice or lapse of time, or both) under, the Company’s or its Subsidiaries’ organizational and governing documents or any Applicable Law; provided, that, the foregoing clause (ii) shall not prohibit Continuing Officers from executing such documents, agreements, certificates and instruments prior to the Effective Time, so long as such documents, agreements, certificates or instruments are not effective prior to the Effective Time.

(c) The Company hereby authorizes the use of the financial information and other information provided to Parent in the Offering Documents for purposes of the Debt Financing. Parent and its Affiliates may share non-public or confidential information regarding the Company and its Subsidiaries with the Debt Financing Sources, and Parent, its Affiliates and the Debt Financing Sources may share such information with potential Debt Financing Sources in connection with any marketing efforts (including any syndication) of debt financing (including the Debt Financing) undertaken to finance the Transactions, in each case, provided that the recipients of such information agree to customary “click-through” or similar confidentiality arrangements used in financings similar to the Debt Financing. In connection with the Offering Documents and rating agency presentations related to any syndication of the Debt Financing, the Company consents to the use of the Company’s Trademarks in a manner customary for such financing transactions, provided that such Trademarks are used solely in a manner that is not intended to nor reasonably likely to harm, disparage or otherwise adversely affect the Company or any of its Subsidiaries or the reputation or goodwill of the Company or any of its Subsidiaries or its or their Trademarks.

(d) Parent shall indemnify and hold harmless the Company, its Subsidiaries and their respective directors, officers, employees, advisors and other Representatives from and against any and all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties suffered or incurred in connection with the arrangement of the Debt Financing (including any action taken in accordance with this Section 6.16) and any information utilized in connection therewith, in each case, to the extent in respect of or related to actions taken prior to the Closing, except to the extent resulting from the gross negligence, fraud or willful misconduct of the Company or any of its Subsidiaries or Representatives. Parent shall, promptly upon request by the Company, reimburse the Company for any documented expenses and costs incurred by the Company, its Subsidiaries and its and their respective Representatives in connection with their respective obligations under this Section 6.16.

(e) Each party hereto acknowledges and agrees that the Company shall be deemed to have complied with its obligations under this Section 6.16 for the purpose of any condition set forth in Section 7.02(b), unless (i) the Company has willfully breached its obligations under this Section 6.16 in any material respect (excluding, for this purpose, breaches with respect to Section 6.16(a)(v) or Section 6.16(a)(vi), which for the avoidance of doubt shall not form the basis for a claim against the Company pursuant to this Section 6.16(e)), (ii) Parent has promptly notified the Company of such breach in writing in good faith, detailing in good faith reasonable steps that comply with this Section 6.16 in order to cure such breach, (iii) the Company has not taken such steps or otherwise cured such breach in reasonably sufficient time such that it prevents the Debt Financing from being timely funded, and (iv) the Debt Financing has not been funded and the material breach by the Company is a primary cause of such failure. Parent and Merger Sub each acknowledge and agree that obtaining Debt Financing is not a condition to any of their obligations under this Agreement.

Section 6.17 FIRPTA Certificate. At the Closing, the Company shall deliver to Parent, in a form reasonably acceptable to Parent, a certificate on behalf of the Company, prepared in a manner consistent and in accordance with the requirements of Treasury Regulations Section 1.897-2(g), (h) and 1.1445-2(c), and a form notice to the IRS prepared in accordance with the provisions of Treasury Regulations Section 1.897-2(h)(2).

Section 6.18 Stock Exchange Delisting and Deregistration. Prior to the Effective Time, the Company shall cooperate with Parent and use its commercially reasonable efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary on its part under Applicable Law and rules and policies of the NASDAQ to enable the delisting by the Surviving Corporation of the Company Common Stock from the NASDAQ and the deregistration of the Company Common Stock under the Exchange Act as soon as practicable after the Effective Time.

ARTICLE 7

CONDITIONS TO THE MERGER

Section 7.01 Conditions to the Obligations of Each Party. The obligations of the Company, Parent and Merger Sub to consummate the Merger and the other Transactions are subject to the satisfaction or, to the extent permitted by Applicable Law, waiver, at or prior to the Closing, of the following conditions:

(a) the Stockholder Approval shall have been obtained;

(b) no Governmental Authority having jurisdiction over any party hereto shall have entered or issued any Order that is in effect (whether temporary, preliminary or permanent) restraining, enjoining or otherwise prohibiting the consummation of the Merger, and no Applicable Law shall have been enacted or adopted that makes consummation of the Merger illegal or otherwise prohibited; and

(c) the applicable waiting period (and any extension thereof, subject to Section 6.11) applicable to the Merger under the HSR Act shall have expired or been terminated.

Section 7.02 Conditions to the Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to consummate the Merger and the other Transactions are subject to the satisfaction, or, to the extent permitted by Applicable Law, waiver, at or prior to the Closing, of the following conditions:

(a) (i) the representations and warranties of the Company in Section 4.04(a), Section 4.04(b)(i), and Section 4.04(c)(i)-(iv) (Capitalization) shall be true and correct in all respects on the date of this Agreement and as of the Closing Date with the same effect as if made as of the Closing Date, in each case other than de minimis inaccuracies (provided that those representations and warranties that address matters only as of a particular date need only be true and correct as of such date other than de minimis inaccuracies); (ii) the representations and warranties of the Company in Section 4.01(a) (Organization), Section 4.02 (Corporate Authorization), Section 4.04(b) and Section 4.04(c) (in each case, other than the representations and warranties set forth in clause (i) of this Section 7.02(a)) (Capitalization) and Section 4.25 (Brokers’ Fees) shall be true and correct in all material respects on the date of this Agreement and as of the Closing Date with the same effect as if made as of the Closing Date (provided that those representations and warranties that address matters only as of a particular date need only be true and correct in all material respects as of such date); and (iii) all other representations and warranties of the Company set forth in Article 4, disregarding all materiality, Material Adverse Effect or similar qualifications or exceptions contained therein, shall be true and correct in all respects on the date of this Agreement and as of the Closing Date with the same effect as if made as of the Closing Date (provided that those representations and warranties that address matters only as of a particular date need only be true and correct as of such date), except for those instances in which the failure of such representations and warranties to be so true and correct would not have, individually or in the aggregate, a Company Material Adverse Effect;

(b) the Company shall have performed and complied in all material respects with all covenants required to be performed or complied with by the Company under this Agreement at or prior to the Closing;

(c) since the date of this Agreement, no Company Material Adverse Effect shall have occurred and be continuing; and

(d) Parent shall have received a certificate validly signed on behalf of the Company by a duly authorized executive officer of the Company certifying that the conditions set forth in Section 7.02(a), Section 7.02(b) and Section 7.02(c) have been satisfied.

Section 7.03 Conditions to the Obligations of the Company. The obligation of the Company to consummate the Merger and the other Transactions is subject to the satisfaction, or, to the extent permitted by Applicable Law, waiver, at or prior to the Closing, of the following conditions:

(a) (i) the representations and warranties of Parent and Merger Sub in Section 5.01 (Corporate Existence and Power), Section 5.02 (Corporate Authorization) and Section 5.12 (Brokers’ Fees), shall be true and correct in all material respects on the date of this Agreement and as of the Closing Date with the same effect as if made as of the Closing Date (provided that those representations and warranties that address matters only as of a particular date need only be true and correct in all material respects as of such date), and (ii) all other representations and warranties of Parent and Merger Sub set forth in Article 5, disregarding all materiality, Material Adverse Effect or similar qualifications or exceptions contained therein, shall be true and correct in all respects on the date of this Agreement and as of the Closing Date with the same effect as if made as of the Closing Date (provided that those representations and warranties that address matters only as of a particular date need only be true and correct as of such date), except for those instances in which the failure of such representations and warranties to be so true and correct would not have, individually or in the aggregate, a Parent Material Adverse Effect;

(b) Parent and Merger Sub shall each have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing; and

(c) the Company shall have received a certificate validly signed on behalf of Parent by a duly authorized officer of Parent certifying that the conditions set forth in Section 7.03(a) and Section 7.03(b) have been satisfied.

Section 7.04 Frustration of Conditions. Neither Parent nor Merger Sub may rely on the failure of any condition set forth in Section 7.01 or Section 7.02 to be satisfied if such failure was principally caused by the failure of Parent or Merger Sub to perform any of its obligations under this Agreement. The Company may not rely on the failure of any condition set forth in Section 7.01 or Section 7.03 to be satisfied if such failure was principally caused by the failure of the Company to perform any of its obligations under this Agreement.

ARTICLE 8

TERMINATION

Section 8.01 Termination. This Agreement may be terminated and the Merger and the other Transactions may be abandoned at any time prior to the Closing:

(a) by mutual written agreement of the Company and Parent (whether or not the Stockholder Approval shall have been obtained);

(b) by either Parent or the Company, upon prior written notice to the other party, if the Merger has not been consummated on or before 11:59 p.m., New York City time, on February 29, 2024 (the “End Date”) (whether or not the Stockholder Approval shall have been obtained); provided, however, that the right to terminate this Agreement under this Section 8.01(b) shall not be available to any party whose failure to perform (or whose Affiliate’s failure to perform) any covenant or obligation under this Agreement or whose breach (or whose Affiliate’s breach) of any provision of this Agreement has been the principal cause of, or resulted in, the failure of the conditions to Closing to have occurred prior to such termination;

(c) by either Parent or the Company, upon prior written notice to the other party, if any Governmental Authority of competent jurisdiction shall have issued a final and non-appealable Order enjoining, restraining or otherwise prohibiting the consummation of the Transactions (whether or not the Stockholder Approval shall have been obtained); provided, however, that the party seeking to terminate this Agreement pursuant to this Section 8.01(c) shall not have (i) breached in any material respects its obligations under Section 6.11 (and in the case of Parent, Merger Sub shall not have breached in any material respects its obligations under Section 6.11) and (ii) been the principal cause of such Order due to failure to perform any such obligations;

(d) by either Parent or the Company, upon prior written notice to the other party, if the Stockholder Approval has not been obtained by reason of the failure to obtain the required vote upon a final vote taken at the Stockholders’ Meeting (or any adjournment or postponement thereof);

(e) by Parent, upon prior written notice to the Company, in the event of a breach by the Company of any representation, warranty, covenant or other agreement contained herein that (i) would result in any condition set forth in Section 7.02 not being satisfied and (ii) cannot be cured or has not been cured in all materials respects prior to the earlier of the End Date or the thirtieth (30th) calendar day following Parent’s delivery of written notice describing such breach to the Company; provided, however, that Parent shall not be entitled to terminate this Agreement pursuant to this Section 8.01(e) if, at the time of such termination, either Parent of Merger Sub is in material breach of any representation, warranty, covenant or agreement contained in this Agreement;

(f) by the Company, upon prior written notice to Parent, in the event of a breach by Parent or Merger Sub of any representation, warranty, covenant or other agreement contained herein that (i) would result in any condition set forth in Section 7.03 not being satisfied and (ii) cannot be cured or has not been cured in all material respects prior to the earlier of the End Date or the thirtieth (30th) calendar day following the Company’s delivery of written notice describing such breach to Parent; provided, however, that the Company shall not be entitled to terminate this Agreement pursuant to this Section 8.01(f) if, at the time of such termination, the Company is in material breach of any representation, warranty, covenant or agreement contained in this Agreement;

(g) by Parent, upon prior written notice to the Company, if, prior to the Stockholder Approval, the Company Board or any duly authorized committee thereof shall have effected an Adverse Recommendation Change;

(h) by the Company, prior to the Stockholder Approval and upon prior written notice to Parent and the concurrent payment of the Company Termination Fee in accordance with Section 8.02(b), if the Company Board shall have effected an Adverse Recommendation Change in order to enter into an Alternative Acquisition Agreement in connection with a Superior Proposal in accordance with Section 6.03; or

(i) by the Company, upon prior written notice to Parent, if (i) all of the conditions set forth in Section 7.01 and Section 7.02 have been satisfied (other than those conditions that by their terms are to be satisfied at the Closing, each of which is capable of being satisfied at the Closing), (ii) the Company has notified Parent in writing that (A) the Company is ready, willing and able to consummate the Merger and (B) all conditions set forth in Section 7.03 have been and continue to be satisfied (other than those conditions that by their terms are to be satisfied at the Closing, each of which is capable of being satisfied at the Closing) or that it is willing to waive any unsatisfied conditions set forth in Section 7.03 and (iii) Parent and Merger Sub have failed to consummate the Merger at the Closing pursuant to Section 2.01.

Section 8.02 Effect of Termination; Payment of Termination Fee.

(a) If this Agreement is terminated pursuant to Section 8.01, this Agreement shall become void and of no effect without liability of any party (or any Related Party of such party) to each other party hereto, except as otherwise provided in this Section 8.02; provided, however, that the Confidentiality Agreement and the provisions of Section 6.11(c), Section 6.12, Section 6.16(d), this Section 8.02 and Article 9 shall survive any termination hereof pursuant to Section 8.01. Notwithstanding anything to the contrary provided in this Agreement, subject to the limitations set forth in the last three (3) sentences of Section 8.02(b) and the last three (3) sentences of Section 8.02(d), nothing shall relieve any party hereto from liability for fraud or an intentional or willful breach of its covenants or agreements set forth in this Agreement prior to such termination.

(b) In the event that:

(i) this Agreement is terminated by Parent pursuant to Section 8.01(g) (Adverse Recommendation Change);

(ii) this Agreement is terminated by the Company pursuant to Section 8.01(b) (End Date) or Section 8.01(d) (No Stockholder Approval), and in either such case Parent would have been entitled to terminate this Agreement pursuant to Section 8.01(g) (Adverse Recommendation Change) at the time of such termination, and such Parent termination right first arose no more than ten (10) days prior to such termination by the Company;

(iii) this Agreement is terminated by the Company pursuant to Section 8.01(h) (Company Superior Proposal); or

(iv) (A) this Agreement is terminated (1) by the Company pursuant to Section 8.01(b) (End Date) where prior to the End Date an Acquisition Proposal was made publicly and was not withdrawn (with such withdrawal having been publicly disclosed) on or prior to the End Date (as it may have been extended by the parties), (2) by Parent or the Company pursuant to Section 8.01(d) (No Stockholder Approval) where prior to the Stockholders’ Meeting an Acquisition Proposal was made publicly and was not withdrawn (with such withdrawal having been publicly disclosed) at the time of the Stockholders’ Meeting (as it may have been postponed or adjourned), or (3) by Parent pursuant to Section 8.01(e) (Company Breach), and (B) within twelve (12) months of the date this Agreement is so terminated, the Company consummates or enters into a definitive agreement with respect to an Acquisition Proposal (for purposes of this clause (B), replacing all references in the definition of “Acquisition Proposal” to “25% or more” with “more than 50%”) that is subsequently consummated (whether during such twelve (12) month period or thereafter);

then the Company shall pay Parent the Company Termination Fee by wire transfer of same-day funds to an account designated by Parent (A) in the case of Section 8.02(b)(i), within two (2) Business Days after such termination, (B) in the case of Section 8.02(b)(ii) or Section 8.02(b)(iii), prior to or contemporaneously with such termination, and (C) in the case of Section 8.02(b)(iv), on the date that the Company consummates the transaction contemplated by the applicable Acquisition Proposal. Notwithstanding anything to the contrary contained in this Agreement, but subject to Section 8.02(g) and Section 9.09(d), in the event that Parent shall become entitled to receive (and shall actually have received) payment of the Company Termination Fee pursuant to this Section 8.02(b), (i) the receipt of the Company Termination Fee shall be deemed to be liquidated damages for any and all losses or damages suffered or incurred by Parent, Merger Sub, any of their respective Affiliates or any other Person in connection with this Agreement (and the termination hereof), the Transactions (and the abandonment thereof) or any matter forming the basis for such termination, and (ii) the receipt of the Company Termination Fee shall constitute the sole and exclusive remedy of Parent and Merger Sub against the Company and the Company Related Parties and neither the Company nor the Company Related Parties shall have any further liability for any breach, loss or damage suffered as a result of or relating to or arising out of the failure of the Transactions to be consummated or for a breach or failure to perform hereunder or otherwise, whether pursuant to a claim at law or in equity, to Parent or Merger Sub or any of the Parent Related Parties under this Agreement (and the termination hereof), the Transactions (and the abandonment thereof) or any matter forming the basis for such termination. Notwithstanding anything in this Agreement to the contrary, without limiting the obligations of the Supporting Stockholders under, and pursuant to the terms of, the Support Agreements, and other than the obligations of the Company under, and pursuant to the terms of, this Agreement, in no event will the Company or any Company Related Party have any liability for monetary damages to Parent or Merger Sub or any Parent Related Party or any other Person relating to or arising out of this Agreement, the other Transaction Documents or the Transactions. Notwithstanding anything in this Agreement to the contrary, in no event shall the Company or any of the Company Related Parties be subject to (nor shall Parent, Merger Sub or any of the Parent Related Parties seek to recover) monetary damages of any kind (including (x) consequential, special, indirect or punitive or liquidated damages, (y) monetary damages in lieu of specific performance and (z) damages pursuant to the last sentence of Section 8.02(a)) in excess of the amount set forth in clause (b) in the definition of Company Termination Fee (subject to the proviso therein), in the aggregate, for any losses or other liabilities arising out of or in connection with breaches by the Company or any Company Related Party of the Company’s representations, warranties, covenants and agreements contained in this Agreement or arising from any claim or cause of action that Parent, Merger Sub or any of the Parent Related Parties may have; provided, that Parent shall also be entitled to seek and recover (1) reimbursement of expenses and payment of accrued interest pursuant to Section 8.02(g), to the extent owed and (2) reimbursement of expenses incurred in pursuing (if obtained) specific performance under Section 9.09.

(c) For the avoidance of doubt, any payment made by the Company under Section 8.02(b) shall be payable only once and not in duplication even though such payment may be payable under more than one of the provisions hereof.

(d) In the event that this Agreement is terminated (i) by the Company pursuant to Section 8.01(f) (Parent Breach) or Section 8.01(i) (Failure to Close), or (ii) by Parent pursuant to Section 8.01(b) (End Date) (and at such time the Company would have been entitled to terminate this Agreement pursuant to Section 8.01(f) (Parent Breach) or Section 8.01(i) (Failure to Close) and such Company termination right first arose no more than ten (10) days prior to the End Date), then Parent shall pay the Company the Parent Termination Fee by wire transfer of same-day funds within two (2) Business Days after such termination in the case of Section 8.02(d)(i) and prior to or contemporaneously with such termination in the case of Section 8.02(d)(ii). In the event that the Company shall become entitled to receive (and shall actually have received) the payment of the Parent Termination Fee pursuant to this Section 8.02(d), subject to and without limiting the Company’s right to seek amounts available pursuant to Section 6.16, Section 8.02(g) and Section 9.09 and subject to and without limiting the Company’s right to seek specific performance pursuant to Section 9.09, (i) the receipt of the Parent Termination Fee shall be deemed to be liquidated damages for any and all losses or damages suffered or incurred by the Company, any of its Affiliates or any other Person in connection with this Agreement (and the termination hereof), the Transactions (and the abandonment thereof) or any matter forming the basis for such termination, and (ii) the receipt of the Parent Termination Fee shall constitute the sole and exclusive remedy of the Company against Parent and Merger Sub and the Parent Related Parties and neither Parent nor Merger Sub nor the Parent Related Parties shall have any further liability, whether pursuant to a claim at law or in equity, to the Company or any of the Company Related Parties under this Agreement (and the termination hereof), the Transactions (and the abandonment thereof) or any matter forming the basis for such termination. Notwithstanding anything in this Agreement to the contrary, (A) without limiting (1) the Guarantor’s and the HVP Equity Investors’ obligations under, and pursuant to the terms of, the Equity Commitment Letters and (2) the Guarantor’s obligations under, and pursuant to the terms of, the Limited Guarantee and (B) other than the obligations of Parent and Merger Sub under, and pursuant to the terms of, this Agreement, in no event will Parent, Merger Sub or any Parent Related Party have any liability for monetary damages to the Company, any Company Related Party or any other Person relating to or arising out of this Agreement, the other Transaction Documents or the Transactions. Notwithstanding anything in this Agreement to the contrary, but subject to clauses (A) and (B) of the immediately preceding sentence, in no event shall Parent, Merger Sub or any of the Parent Related Parties (including the Guarantor under the Limited Guarantee) be subject to (nor shall the Company or any of the Company Related Parties seek to recover) monetary damages of any kind (including (x) consequential, special, indirect or punitive or liquidated damages, (y) monetary damages in lieu of specific performance and (z) damages pursuant to the last sentence of Section 8.02(a)) in excess of an amount equal to $72,568,311.00, in the aggregate, for any losses or other liabilities arising out of or in connection with breaches by Parent or Merger Sub of their representations, warranties, covenants and agreements contained in this Agreement or arising from any claim or cause of action that the Company or any of the Company Related Parties may have; provided, that the Company shall also be entitled to seek and recover (1) reimbursement of expenses and payment of accrued interest pursuant to Section 8.02(g), (2) reimbursement of expenses incurred in pursuing (if obtained) specific performance under Section 9.09, and (3) indemnification pursuant to Section 6.16(d), in each case to the extent owed.

(e) For the avoidance of doubt, any payment made by Parent under Section 8.02(d) shall be payable only once with respect to Section 8.02(d) and not in duplication even though such payment may be payable under one or more provisions hereof.

(f) Each of the Company, Parent and Merger Sub acknowledges that (i) the agreements contained in this Section 8.02 are an integral part of this Agreement, (ii) the damages resulting from termination of this Agreement under circumstances where a Company Termination Fee or Parent Termination Fee is payable are uncertain and incapable of accurate calculation and therefore, the amounts payable pursuant to this Section 8.02 are not a penalty but rather constitute liquidated damages in a reasonable amount to compensate Parent or the Company, as the case may be, for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Transactions, and (iii) without the agreements contained in this Section 8.02, the parties hereto would not have entered into this Agreement.

(g) Any amounts payable pursuant to Section 8.02(b), Section 8.02(d) or this Section 8.02(g) shall be paid by wire transfer of same day funds in accordance with this Section 8.02 to an account designated by Parent or the Company, as applicable (such account designation to be provided in writing at least one (1) Business Day prior to the date such fee is to be paid). If the Company or Parent, as applicable fails to pay any amounts payable pursuant to Section 8.02(b) or Section 8.02(d) or this Section 8.02(g) when due hereunder and the Company or Parent, as applicable commences a Proceeding which results in a final, non-appealable judgment against Parent for the Parent Termination Fee or any portions thereof or the Company for the Company Termination Fee or any portions thereof, as applicable, then such party shall pay and reimburse the other party its costs and expenses (including reasonable attorney’s fees and disbursements) in connection with such Proceeding, together with interest on such amount owed at the “prime rate” as published in The Wall Street Journal, Eastern Edition, in effect on the date such payment was required to be made through the date of payment (calculated daily on the basis of a year of 365 days and the actual number of days elapsed, without compounding).

ARTICLE 9

MISCELLANEOUS

Section 9.01 Notices. Any notices or other communications required or permitted under, or otherwise given in connection with, this Agreement shall be in writing and shall be deemed to have been duly given (a) when delivered if delivered in person, (b) on the fifth (5th) Business Day after dispatch by registered or certified mail, (c) on the next Business Day if transmitted by national overnight courier or (d) on the date delivered if sent by e-mail (provided confirmation of e-mail receipt is obtained), in each case as follows:

if to Parent, Merger Sub, or the Surviving Corporation, to:

c/o J.F. Lehman & Company 110 East 59th Street, 27th Floor
New York, NY 10022
Attention: Glenn M. Shor David F. Thomas David L. Rattner Alec M. Schmidt
Email: gms@jflpartners.com dft@jflpartners.com dlr@jflpartners.com ams@jflpartners.com with a copy to (which shall not constitute notice):

Shearman & Sterling LLP 2601 Olive Street, Suite 1700
Dallas, TX 75201
Attention: Alain Dermarkar Robert Cardone Kyle Park
Email: alain.dermarkar@shearman.com robert.cardone@shearman.com kyle.park@shearman.com if to the Company (prior to the Merger) to:

Heritage-Crystal Clean, Inc. 2000 Center Drive, Suite East C300
Hoffman Estates, Illinois, 60192

Attention: Brian Recatto
Email: brian.recatto@crystal-clean.com with copies to (which shall not constitute notice):

McDermott Will & Emery LLP 444 West Lake Street
Suite 4000
Chicago, Illinois 60606-0029
Attention: Heidi Steele
Email: hsteele@mwe.com

Section 9.02 No Survival of Representations and Warranties. The representations and warranties contained herein and in any certificate or other writing delivered pursuant hereto shall not survive the Effective Time.

Section 9.03 Amendments and Waivers.

(a) Prior to the Effective Time, (i) any provision of this Agreement may be amended, (ii) any time period set forth herein may be extended and (iii) compliance with any provision of this Agreement or any breach hereof or default hereunder may be waived if, but only if, such amendment, extension or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement or, in the case of an extension or waiver, by each party against whom the extension or waiver is to be effective; provided, however, that (A) without the further approval of the Company’s stockholders, no such amendment shall be made or given after the Stockholder Approval that requires the approval of the stockholders of the Company under the DGCL or under the rules and regulations of the NASDAQ unless the required further approval is obtained, (B) no such extension shall operate as an extension with respect to any other time period set forth herein, (C) no such waiver shall operate as a waiver of, or estoppel with respect to, any other noncompliance herewith, breach hereof or default hereunder, and (D) any modification or amendment of the Debt Financing Provisions or the definitions of Debt Commitment Letter or Debt Financing Sources that is adverse in any respect to the interests of the Debt Financing Sources will not be effective against the Debt Financing Sources without the prior written consent of the Debt Financing Sources (such consent not to be unreasonably withheld, conditioned or delayed).

(b) No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Applicable Law.

Section 9.04 Expenses. Except as otherwise provided in this Agreement, all costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense, whether or not the Merger is consummated. For the avoidance of doubt, Parent shall pay all filing fees payable pursuant to the HSR Act.

Section 9.05 Assignment; Benefit.

(a) This Agreement shall not be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties; provided, that Parent or Merger Sub may transfer or assign its rights and obligations under this Agreement, in whole or from time to time in part, (i) to any Affiliate of Parent, (ii) to any parties providing secured debt financing for purposes of creating a security interest herein or otherwise assigning this Agreement as collateral in respect of such secured debt financing or (iii) in connection with a merger or consolidation involving Parent, Merger Sub or, after the Effective Time, the Surviving Corporation or other disposition of all or substantially all of the assets of Parent, Merger Sub or the Surviving Corporation; provided, that any assignment by Parent or Merger Sub shall not relieve Parent or Merger Sub of its obligations hereunder and shall not be permitted if it would have a Parent Material Adverse Effect.

(b) Notwithstanding anything contained in this Agreement to the contrary, nothing in this Agreement, express or implied, is intended to confer on any Person other than the parties hereto or their respective heirs, successors, executors, administrators and assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement, except for (i) the rights of the Company’s stockholders (other than the holders of Company Equity Awards) to receive the Per Share Merger Consideration with respect to each outstanding share of Company Common Stock at the Effective Time pursuant to the terms and conditions of this Agreement, (ii) the rights of the Debt Financing Sources pursuant to this Section 9.05(b), Section 9.03(a), Section 9.06, Section 9.07, Section 9.08, Section 9.09(b) and Section 9.14(b) (collectively, the “Debt Financing Provisions”) and (iii) the rights of the Covered Persons pursuant to Section 6.10. For the avoidance of doubt, prior to the Effective Time, the rights and remedies conferred on the Company’s stockholders (other than the holders of Company Equity Awards) pursuant to Article 2 concerning payment of the Aggregate Consideration may be enforced (and may only be enforced) by the Company acting on the behalf of the Company’s stockholders. The parties hereto further agree that the rights of third-party beneficiaries under this Section 9.05 (other than clause (ii) of this Section 9.05) shall not arise unless and until the Merger is consummated.

Section 9.06 Governing Law. This Agreement, and all Proceedings (whether in contract or tort) that may be based upon, arise out of or relate to this Agreement, shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to the conflicts of law rules of such State. Notwithstanding anything in this Agreement to the contrary, each of the parties hereto, on behalf of itself and its Subsidiaries, acknowledges and irrevocably agrees that any Proceedings involving any Debt Financing Source in connection with the Debt Financing or the Debt Commitment Letter will be governed by and construed in accordance with and enforced under the Applicable Laws of the State of New York (without giving effect to the conflict of laws provisions thereof).

Section 9.07 Jurisdiction. The parties hereto agree that any Proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the Transactions shall be brought in the Delaware Court of Chancery, New Castle County, or if that court does not have jurisdiction, a federal court sitting in the State of Delaware. Each party hereto hereby irrevocably submits to the exclusive jurisdiction of the Delaware Court of Chancery, New Castle County in respect of any Proceeding arising out of or relating to this Agreement or the Transactions, or relating to enforcement of any of the terms of this Agreement, and hereby waives, and agrees not to assert, as a defense in any such Proceeding, any claim that it is not subject personally to the jurisdiction of such court, that the Proceeding is brought in an inconvenient forum, that the venue of the Proceeding is improper or that this Agreement or the Transactions may not be enforced in or by such courts. Each party hereto agrees that notice or the service of process in any Proceeding out of or relating to this Agreement or the Transactions shall be properly served or delivered if delivered in the manner contemplated by Section 9.01 or in any other manner permitted by law. Notwithstanding anything in this Agreement to the contrary, each of the parties hereto, on behalf of itself and its Subsidiaries, acknowledges and irrevocably agrees: (a) that any claims or causes of action involving the Debt Financing Sources in connection with the Debt Financing, the Debt Commitment Letter will be brought in and subject to the exclusive jurisdiction of any federal or state court located in the Borough of Manhattan, New York, New York, so long as such forum is and remains available, and any appellate court thereof and each party hereto irrevocably submits itself and its property with respect to any such Proceeding to the exclusive jurisdiction of such court; (b) not to bring or permit any of their Affiliates to bring or support anyone else in bringing any such Proceeding involving the Debt Financing Sources in connection with the Debt Financing or the Debt Commitment Letter in any other court; (c) that service of process, summons, notice or document by registered mail addressed to the Debt Financing Sources at their respective addresses provided in any Debt Commitment Letter will be effective service of process against them for any such Proceeding involving the Debt Financing Sources in connection with the Debt Financing or the Debt Commitment Letter brought in any such court; and (d) to waive and hereby waive, to the fullest extent permitted by Law, any objection which any of them may now or hereafter have to the laying of venue of, and the defense of an inconvenient forum to the maintenance of, any such Proceeding involving the Debt Financing Sources in connection with the Debt Financing or the Debt Commitment Letter in any such court.

Section 9.08 Waiver of Jury Trial. EACH OF THE PARTIES HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT, THE MERGER OR THE OTHER TRANSACTIONS (INCLUDING THE FINANCING) IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT, THE MERGER OR THE OTHER TRANSACTIONS (INCLUDING ANY PROCEEDING OR COUNTERCLAIM (WHETHER BASED UPON CONTRACT, TORT OR OTHERWISE) AGAINST OR INVOLVING ANY DEBT FINANCING SOURCE OR THE GUARANTOR ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE COMMITMENT LETTERS, THE LIMITED GUARANTEE OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY (INCLUDING THE FINANCING)). EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (a) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER

PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (b) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THE FOREGOING WAIVER, (c) IT MAKES THE FOREGOING WAIVER VOLUNTARILY, AND (d) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.08.

Section 9.09 Specific Performance.

(a) The parties hereto agree that irreparable harm would occur, and the parties would not have any adequate remedy at law, in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, and, accordingly that the parties hereto shall be entitled to an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof, in addition to any other remedy to which they are entitled at Applicable Law or in equity in connection with this Agreement. The parties hereto agree that unless and until this Agreement is validly terminated in accordance with Section 8.01 and any dispute over the right to termination has been finally resolved, (i) the parties hereto shall be entitled to an injunction or injunctions from a court of competent jurisdiction as set forth in Section 9.07 to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement (for the avoidance of doubt, including to specifically enforce a party’s obligation to effect the Closing), without bond, or other security being required and without proof of any damages, and (ii) the right of specific enforcement is an integral part of the Transactions, including the Merger, and without that right, none of the Company, Parent or Merger Sub would have entered into this Agreement.

(b) The parties hereto further agree that unless and until this Agreement is terminated in accordance with Section 8.01 and any dispute over the right to termination has been finally resolved, the Company shall be entitled to an injunction, specific performance or other equitable remedy to specifically enforce Parent’s and Merger Sub’s obligations hereunder, including to effect the Closing in the event that each of the following requirements have been and continue to be satisfied: (i) the conditions set forth in Section 7.01 and Section 7.02 (other than those conditions that by their nature are to be satisfied at the Closing, provided that each such condition is then capable of being satisfied at the Closing) have been satisfied or waived at the time the Closing would have occurred but for the failure of the Equity Financing to be funded, and such conditions remain satisfied; (ii) the Debt Financing has been funded in accordance with the terms thereof or will be or would be funded in accordance with the terms thereof at the Closing if the Equity Financing was funded at the Closing; (iii) the Company has confirmed in writing to Parent that if specific performance is granted and the Equity Financing and Debt Financing are funded, then the Closing will occur; and (iv) Parent and Merger Sub have failed to consummate the Merger by the date the Closing is required to have occurred pursuant to Section 2.01 (such clauses (i), (ii), (iii) and (iv), together, the “Closing Requirements”).

(c) Each of the parties hereto agrees that it will not oppose the granting of an injunction, specific performance or other equitable relief on the basis that the party seeking such injunction, specific performance or other equitable relief has an adequate remedy at law; provided, that solely with respect to the equitable remedy to specifically enforce Parent’s or Merger Sub’s obligation to effect the Closing or cause the Equity Financing to be funded, Parent and Merger Sub may oppose the granting of specific performance only on the basis that one of the Closing Requirements is not satisfied.

(d) The parties hereto further agree that (i) following the Company’s valid termination of this Agreement in accordance with Section 8.01, the Company shall be entitled to an injunction or injunctions from a court of competent jurisdiction as set forth in this Section 9.09 to enforce specifically Parent’s and Merger Sub’s surviving obligations herein, including with respect to payment of the Parent Termination Fee to which the Company is entitled under Section 8.02, and (ii) following Parent’s valid termination of this Agreement in accordance with Section 8.01, Parent shall be entitled to an injunction or injunctions from a court of competent jurisdiction as set forth in this Section 9.09 to enforce specifically the Company’s surviving obligations herein, including with respect to the payment of the Company Termination Fee to which Parent is entitled under Section 8.02. Notwithstanding anything contained herein to the contrary, (A) the Company shall be entitled to recover its costs and expenses in pursuing (if obtained) specific performance of Parent’s or Merger Sub’s obligations hereunder, including with respect to Parent’s payment of the Parent Termination Fee, including under the Limited Guarantee and (B) Parent shall be entitled to recover its costs and expenses in pursuing (if obtained) specific performance of the Company’s obligations hereunder, including with respect to the Company’s payment of the Company Termination Fee.

(e) The parties hereto further agree that, except as otherwise expressly set forth in this Agreement, (i) by seeking the remedies provided for in this Section 9.09, a party shall not in any respect waive its right to seek any other form of relief that may be available to a party under this Agreement (including fraud remedies) for breach of any of the provisions of this Agreement or in the event that this Agreement has been terminated or in the event that the remedies provided for in this Section 9.09 are not available or otherwise are not granted, and (ii) nothing set forth in this Section 9.09 shall require any party hereto to institute any Proceeding for (or limit any party’s right to institute any Proceeding for) specific performance under this Section 9.09 prior or as a condition to exercising any termination right under Article 8 (and pursuing fraud remedies), nor shall the commencement of any Proceeding pursuant to this Section 9.09 or anything set forth in this Section 9.09 restrict or limit any party’s right to terminate this Agreement in accordance with the terms of Article 8 or pursue any other remedies under this Agreement that may be available at any time. Except as otherwise expressly set forth in this Agreement, any and all remedies expressly conferred upon a Party will be deemed cumulative with and not exclusive of any other remedy conferred by this Agreement or by Applicable Law on such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy. Notwithstanding anything to the contrary contained in this Agreement, but subject to Section 8.02, while the (i) Company may pursue each of (A) a grant of specific performance as expressly permitted by this Section 9.09, (B) monetary damages in the case of Parent or Merger Sub’s fraud or intentional and willful breach of its covenants or agreements set forth in this Agreement and (C) the payment of the Parent Termination Fee (as expressly permitted by Section 8.02), under no circumstances shall the Company be permitted or entitled to receive both (1) such grant of specific performance to require Parent and Merger Sub to effect the Closing or to cause the Equity Financing to be funded, on the one hand, and (2) payment of the Parent Termination Fee or monetary damages, on the other hand, provided, however, that in no event shall the Company be permitted or entitled to receive aggregate monetary damages in excess of the Parent Termination Fee (other than (1) expenses and accrued interest pursuant to Section 8.02(g), (2) reimbursement of expenses incurred in pursuing (if obtained) specific performance hereunder and (3) indemnification pursuant to Section 6.16(d), in each case, to the extent owed), and (ii) Parent may pursue each of (A) a grant of specific performance as expressly permitted by this Section 9.09, (B) monetary damages in the case of Company’s fraud or intentional and willful breach of its covenants or agreements set forth in this Agreement and (C) the payment of the Company Termination Fee (as expressly permitted by Section 8.02), under no circumstances shall the Parent be permitted or entitled to receive both (1) such grant of specific performance to require Company to effect the Closing, on the one hand, and (2) payment of the

Company Termination Fee or monetary damages, on the other hand, provided, however, that in no event shall Parent be permitted or entitled to receive aggregate monetary damages in excess of the amount set forth in clause (b) in the definition of Company Termination Fee (subject to the proviso therein) (other than (1) expenses and accrued interest pursuant to Section 8.02(g), to the extent owed and (2) reimbursement of expenses incurred in pursuing (if obtained) specific performance hereunder).

Section 9.10 Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other Governmental Authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the Transactions is not affected in any manner materially adverse to any party. Upon such a determination, the parties hereto agree to negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner, in order that the Transactions be consummated as originally contemplated to the fullest extent possible.

Section 9.11 Entire Agreement; No Reliance.

(a) This Agreement, the other Transaction Documents, the exhibits and schedules to this Agreement, the Company Disclosure Schedule and any other documents delivered by the parties in connection herewith constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties with respect thereto.

(b) Each party hereto agrees that, except for the representations and warranties contained in Article 4 and Article 5, respectively, neither the Company, Parent or Merger Sub makes any other representations or warranties and each hereby disclaims any other representations or warranties made by itself or any of its Representatives, with respect to the execution and delivery of this Agreement or the Transactions, notwithstanding the delivery or disclosure to any other party or any other party’s Representatives of any document or other information with respect to any one or more of the foregoing. Without limiting the generality of the foregoing, and notwithstanding any otherwise express representations and warranties made by the parties in this Agreement, each of Parent and Merger Sub agrees that neither the Company nor any of its Subsidiaries makes or has made any representation or warranty with respect to (i) any projections, forecasts, estimates, plans or budgets or future revenues, expenses or expenditures, future results of operations (or any component thereof), future cash flows (or any component thereof) or future financial condition (or any component thereof) of the Company or any of its Subsidiaries or the future business, operations or affairs of the Company or any of its Subsidiaries heretofore or hereafter delivered to or made available to it, or (ii) any other information, statements or documents heretofore or hereafter delivered to or made available to it, including the information in the electronic data room of the Company, with respect to the Company or any of its Subsidiaries or the business, operations or affairs of the Company or any of its Subsidiaries, except to the extent and as expressly covered by a representation and warranty made in this Agreement.

Section 9.12 Rules of Construction. Each of the parties hereto acknowledges that it has been represented by counsel of its choice throughout all negotiations that have preceded the execution of this Agreement and that it has executed the same with the advice of said independent counsel. Each party and its counsel cooperated and participated in the drafting and preparation of this Agreement and the documents referred to herein, and any and all drafts relating thereto exchanged among the parties shall be deemed the work product of all of the parties and may not be construed against any party by reason of its drafting or preparation. Accordingly, any rule of law or any legal decision that would require interpretation of any ambiguities in this Agreement against any party that drafted or prepared it is of no application and is hereby expressly waived by each of the parties hereto, and any controversy over interpretations of this Agreement shall be decided without regards to events of drafting or preparation.

Section 9.13 Counterparts; Effectiveness. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each party hereto shall have received a counterpart hereof signed by all of the other parties hereto. Until and unless each party has received a counterpart hereof signed by each other party hereto, this Agreement shall have no effect and no party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication). Signatures to this Agreement transmitted by facsimile transmission, by electronic mail in PDF form, or by any other electronic means designed to preserve the original graphic and pictorial appearance of a document, will be deemed to have the same effect as physical delivery of the paper document bearing the original signatures.

Section 9.14 Non-Recourse; Limitation on Liability; Waiver of Claims.

(a) Without limiting the rights of the parties under Section 9.09, each party hereto agrees, on behalf of itself and its Related Parties, that this Agreement may only be enforced against, and any Proceedings (whether in contract or in tort, in law or in equity or otherwise, or granted by statute or otherwise, whether by or through attempted piercing of the corporate, limited partnership or limited liability company veil or any other theory or doctrine, including alter ego or otherwise) that may be based upon, arising out of, in connection with, or related in any manner to (i) this Agreement, any of the other Transaction Documents, the Merger or the other Transactions, (ii) the negotiation, execution or performance of this Agreement, or any of the other Transaction Documents (including any representation or warranty made in connection with, or as an inducement thereto), (iii) any breach or violation of this Agreement or any of the other Transaction Documents or (iv) any failure of the Merger to be consummated, in each case, may only be made (A) against (and are those solely of) the Persons that are, in the case of this Agreement, expressly identified as parties to this Agreement, and in the case of the other Transaction Documents, Persons expressly identified as parties to such Transaction Documents and (B) in accordance with, and subject to the terms, conditions and limitations of, this Agreement and such other Transaction Documents. Without limiting the rights of the Company against Parent and Merger Sub, in no event shall the Company seek (nor shall the Company authorize any Company Related Party to) to enforce this Agreement against, make any claims for breach of this Agreement against, or seek to recover monetary damages from, any Parent Related Party (other than in accordance with the Limited Guarantee or the Equity Commitment Letters), and without limiting the rights of Parent or Merger Sub against the Company, in no event shall Parent or Merger Sub (nor shall Parent or Merger Sub authorize any Parent Related Party to) seek to enforce this Agreement against, make any claims for breach of this Agreement against, or seek to recover monetary damages from, any Company Related Party (without limiting the terms of the Support Agreements). Notwithstanding anything in this Agreement or any of the Transaction Documents to the contrary, each party hereto agrees that no recourse under this Agreement or any of the other Transaction Documents or in connection with the Merger will be sought or had against any other Person, including any Related Party, and no other Person, including any Related Party, will have any liabilities or obligations (whether in Contract or in tort, in law or in equity or otherwise, or granted by statute or otherwise, whether by or through attempted piercing of the corporate, limited partnership or limited liability company veil or any other theory or doctrine, including alter ego or otherwise), for any claims, causes of action, obligations or liabilities arising under, out of, in connection with or related in any manner to the items in the clauses (i) through (iv) of this Section 9.14(a); provided, however, that, notwithstanding the foregoing, nothing in this Section 9.14 shall in any way limit or modify the rights and obligations of (1) Parent, Merger Sub or the Company under this Agreement, (2) the Debt Financing Sources and Parent under the Debt Commitment Letter, (3) the Company and the Guarantor under the Limited Guaranty and (4) the Guarantor, the HVP Equity Investors and the Company under the Equity Commitment Letters.

(b) Notwithstanding anything to the contrary contained herein, no Company Related Party will bring, or support the bringing of, any action, whether at law or in equity, whether in contract or in tort or otherwise, against any Debt Financing Sources in any way relating to this Agreement or any of the transactions contemplated by this Agreement, including any dispute arising out of or relating in any way to the Debt Commitment Letter or the performance thereof. Notwithstanding the foregoing, nothing in this Section 9.14(b) will in any way limit or modify the rights or obligations of Parent, Merger Sub or the Guarantor under this Agreement or any other Transaction Documents, or the rights of Parent under the Debt Commitment Letter or the obligations of any Debt Financing Source under the Debt Commitment Letter owing to Parent or its Affiliates party to the Debt Commitment Letter. No Debt Financing Source shall be liable for any special, consequential, punitive or indirect damages.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the date first above written.

JFL-TIGER ACQUISITION CO., INC.

By	/s/ Glenn M. Shor
Name: Glenn M. Shor
Title: President and Assistant Secretary

JFL-TIGER MERGER SUB, INC.

By	/s/ Glenn M. Shor
Name: Glenn M. Shor
Title: President and Assistant Secretary

HERITAGE-CRYSTAL CLEAN, INC.

By:	/s/ Brian Recatto
Name: Brian Recatto
Title: Chief Executive Officer

Exhibit A

SECOND AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

HERITAGE-CRYSTAL CLEAN, INC.

1. The original Certificate of Incorporation of Heritage-Crystal Clean, Inc. (the “Corporation”) was filed with the Secretary of State of Delaware on June 13, 2007.

2. The Amended and Restated Certificate of Incorporation of the Corporation was filed with the Secretary of State of Delaware on March 13, 2008 (the “A&R Certificate”).

3. This Second Amended and Restated Certificate of Incorporation amends and restates the A&R Certificate as set forth below and has been duly adopted in accordance with the provisions of Sections 242 and 245 of the General Corporation Law of the State of Delaware.

ARTICLE I

The name of the corporation is Heritage-Crystal Clean, Inc.

ARTICLE II

The address of the registered office of the Corporation in the State of Delaware is 1209 Orange Street, City of Wilmington, County of New Castle, Delaware 19801. The name of its registered agent at such address is The Corporation Trust Company.

ARTICLE III

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the DGCL.

ARTICLE IV

The Corporation is authorized to issue one class of shares, designated “Common Stock.” The number of shares of Common Stock authorized to be issued is one hundred (100) shares, par value $0.001 per share.

ARTICLE V

The number of directors which shall constitute the whole Board of Directors (the “Board”) of the Corporation shall be fixed by, or in the manner provided in, the bylaws of the Corporation.

ARTICLE VI

Elections of directors need not be by written ballot unless the bylaws of the corporation shall so provide.

ARTICLE VII

In furtherance and not in limitation of the powers conferred by statute, the Board shall have the power to adopt, amend, repeal or otherwise alter the bylaws of the Corporation without any action on the part of the stockholders; provided, however, that any bylaws of the Corporation made by the Board and any and all powers conferred by any of said bylaws may be amended, altered or repealed by the stockholders in the manner provided in the bylaws of the Corporation.

ARTICLE VIII

To the fullest extent permitted by the DGCL, as the same exists or may hereafter be amended, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. Neither any amendment nor repeal of this ARTICLE VIII, nor the adoption of any provision of this Certificate of Incorporation inconsistent with this ARTICLE VIII shall eliminate or reduce the effect of this ARTICLE VIII in respect to any matter occurring, or any cause of action, proceeding, suit or claim that, but for this ARTICLE VIII, would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision.

ARTICLE IX

The Corporation shall, to the fullest extent permitted by applicable law, as it may be amended and supplemented from time to time, indemnify, and advance expenses to, any and all persons serving as members of the Board of this Corporation or any predecessor of the Corporation or any testator or intestate of any of the foregoing whom it shall have the power to indemnify under such law against any expenses, liabilities or other matters referred to in or covered by the DGCL, in excess of the indemnification and advancement otherwise permitted by Section 145 of the DGCL whether such action, suit or proceeding is criminal, civil, administrative or investigative in nature.

The Corporation may indemnify, and advance expenses to, any officer, employee or other agent or any testator or intestate of any of the foregoing of this Corporation or any predecessor of the Corporation or any other person the DGCL permits the corporation to indemnify to the fullest extent permitted by applicable law, through bylaw provisions, agreements with any such officer, employee or other agent or other person, vote of stockholders or disinterested directors, or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the DGCL whether such action, suit or proceeding is criminal, civil, administrative or investigative in nature. The indemnification and advancement of expenses provided for in this ARTICLE IX shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors, or otherwise, both as to action in their official capacities and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person. Neither any amendment nor repeal of this ARTICLE IX, nor the adoption of any provision of this Certificate of Incorporation inconsistent with this ARTICLE IX shall eliminate or reduce the effect of this ARTICLE IX in respect to any matter occurring, or any cause of action, proceeding, suit or claim that, but for this ARTICLE IX, would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision.

ARTICLE X

Subject to ARTICLES VIII and IX, the Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred on stockholders herein are granted subject to this reservation.

[Remainder of this page intentionally left blank]